Exhibit 99.1

ONE FUTURE. ONE PEOPLE.
ONE MANITOBA.

BUDGET 2024

Manitoba

Manitoba Budget 2024

Indigenous Land Acknowledgement

We recognize that Manitoba is on the Treaty Territories and ancestral lands of the Anishinaabe, Anishininewuk, Dakota Oyate, Denesuline and Nehethowuk peoples.

We acknowledge Manitoba is located on the Homeland of the Red River Métis.

We acknowledge northern Manitoba includes lands that were and are the ancestral lands of the Inuit.

We respect the spirit and intent of Treaties and Treaty Making and remain committed to working in partnership with First Nations, Inuit and Métis people in the spirit of truth, reconciliation and collaboration.

This document is available on the Internet at: Manitoba.ca/Budget2024

Information available at this site includes:

•	Manitoba Budget 2024 Speech

•	Budget 2024

•	Estimates of Expenditure for the Fiscal Year Ending March 31, 2025

•	Budget in Brief

Available in alternate formats upon request.

Le présent document se trouve sur Internet à l’adresse suivante : Manitoba.ca/Budget2024/index.fr.html

Vous trouverez sur ce site les renseignements suivants:

•	Discours du Budget 2024 du Manitoba

•	Budget 2024 (en anglais seulement)

•	Budget des dépenses pour l’exercice se terminant le 31 mars 2025

•	Budget en bref

Disponible en d’autres formats, sur demande.

ISSN 1913-2492

Manitoba Budget 2024

Summary Budget and Financial Updates

Introduction	6

Summary Budget 2024/25	8

Summary Revenue	10

Summary Expense	11

Financial Updates	13

Special Accounts	16

Entities Included in the Summary Budget	19

One Future. One People. One Manitoba.

Introduction	23

Budget 2024 Highlights	25

Rebuilding Health Care	33

Lowering Costs for Families	40

Healthier Families and Safer Communities	45

Growing our Economy	56

A Government that Works for You	65

Capital Investments

Capital Investment	70

Economic Review and Outlook

Economic Review and Outlook	75

Appendix: Economic Indicators	87

Fiscal Outlook and Fiscal Indicators

Fiscal Outlook	90

Fiscal Indicators	91

Credit Ratings	95

Budget 2024  |  3

Borrowing and Debt Management Strategy

Borrowing and Debt Management Strategy	97

Federal-Provincial Fiscal Arrangements

Federal-Provincial Fiscal Arrangements	103

Manitoba’s Poverty Reduction Strategy

Manitoba’s Poverty Reduction Strategy	108

Tax and Fee Measures

Fiscal Summary of Measures	117

Contacts for Further Information	123

Interprovincial Comparison of 2024 Tax Rates	124

4  |  Budget 2024

Introduction

The Summary Budget includes an overview of the financial plan for the Manitoba government. The Government reporting entity includes the services of the government generally associated with the Legislative Assembly (voted and statutory appropriations and non-voted expenses), government business enterprises (GBEs) (such as Manitoba Hydro and Manitoba Public Insurance), and other reporting entities such as health authorities, post-secondary institutions and school divisions. In the Summary Budget, the voted and statutory appropriations and non-voted expenses are consolidated with the high-level projections of other reporting entities and GBEs, according to the standards set by the Public Sector Accounting Board (PSAB). The Summary Budget fully reflects Generally Accepted Accounting Principles (GAAP).

SUMMARY BUDGET

For the Fiscal Year Ending March 31

	2024/25 Budget	2023/24 Forecast*	2023/24 Budget
	(Millions of Dollars)
Revenue	23,337	21,476	22,377
Expense	24,133	23,473	22,740
Operating Surplus (Deficit)	(796)	(1,997)	(363)
Summary Net Debt	35,421	33,514	31,057
Net Debt to GDP	38.5%	37.5%	34.6%

*As reported in the Third Quarter Fiscal Report on March 22, 2024

6  |  Budget 2024 – Summary Budget and Financial Updates

SUMMARY BUDGET DETAIL

For the Fiscal Year Ending March 31

	2024/25 Budget	2023/24 Forecast	2023/24 Budget
	(Millions of Dollars)
Revenue
Income Taxes	5,588	5,239	5,532
Retail Sales Tax	2,754	2,679	2,602
Education Property Taxes	764	688	693
Other Taxes	1,218	1,292	1,477
Tuition Fees	488	492	474
Fees and Other Revenue	2,162	2,066	2,069
Federal Transfers	8,291	7,104	7,299
Net Income of Government Business Enterprises	818	542	1,181
Recovery from Government Business Enterprises and Other Investment Earnings	1,354	1,374	1,250
Contingency	(100)	-	(200)
Total Revenue	23,337	21,476	22,377
Expenses
Legislative Assembly	61	78	75
Executive Council	3	3	3
Advanced Education and Training	1,891	1,755	1,831
Agriculture	597	483	613
Consumer Protection and Government Services	644	600	646
Economic Development, Investment, Trade and Natural Resources	313	288	304
Education and Early Childhood Learning	3,896	3,613	3,685
Environment and Climate Change	183	142	177
Families	2,064	2,104	2,000
Finance	86	85	85
Health, Seniors and Long-Term Care	8,220	8,142	7,240
Housing, Addictions and Homelessness	794	711	710
Indigenous Economic Development	15	11	10
Justice	832	939	813
Labour and Immigration	34	32	33
Municipal and Northern Relations	496	446	444
Public Service Commission	30	30	30
Sport, Culture, Heritage and Tourism	105	100	100
Transportation and Infrastructure	560	554	551
Enabling Appropriations	831	964	989
Emergency Expenditures	50	29	100
Tax Credits*	164	194	150
Debt Servicing	2,264	2,170	2,151
Total Expenses	24,133	23,473	22,740

Operating Surplus (Deficit)	(796)	(1,997)	(363)

Notes:

The 2023/24 forecast and budget has been restated to be consistent with the 2024/25 budget presentation.

*Tax Credits includes only those tax credits that are recorded as expenses; other tax credits like the Education Property Tax Credit, School Tax Assistance and School Tax Rebate are recorded as revenue offsets.

Budget 2024 – Summary Budget and Financial Updates  |  7

Summary Budget 2024/25

Revenue

Budget 2024 includes a projected revenue increase of $960-million or 4.3 per cent from Budget 2023.

Income Taxes are projected to increase by $56-million from Budget 2023, with a $24-million increase in Individual Income Tax revenue and a $32-million increase in Corporation Income Tax revenue. The rise in Individual Income Tax revenue reflects the full year impact of the increases to the basic personal amount and the change to the personal income tax bracket thresholds offset by base level changes to personal taxable income.

Retail Sales Tax is projected to increase by $152-million reflecting higher consumer spending and prices.

Education Property Taxes are projected to increase by $71-million reflecting growth in school taxes collected by school divisions and the reform of the school tax related credits and rebates.

Other Taxes are projected to decrease overall by $259-million from Budget 2023 mainly due to the nine-month gas tax cut that came into effect on January 1, 2024.

Tuition Fees are projected to increase by $14-million while Fees and Other Revenue are projected to increase by $93-million from Budget 2023.

Federal Transfers are projected to increase by $992-million, or 13.6 per cent from Budget 2023 mainly reflecting an increase in Equalization.

Net Income of Government Business Enterprises is projected to decrease by $363-million, mainly reflecting a decline in net income from Manitoba Hydro-Electric Board and Manitoba Public Insurance Corporation.

Recovery from Government Business Enterprises and Other Investment Earnings are projected to increase by $104-million compared to Budget 2023 due to an increase in investment earnings.

Expenses

Expenses in 2024/25 are projected to increase by $1,393-million overall, or 6.1 per cent from Budget 2023.

The growth in Health, Seniors and Long-Term Care of $980-million or 13.5 per cent that reflects the government’s commitment to transparent, responsible funding that will help the health care system meet the needs of a growing and aging population. The increase is primarily due to increases in investments to bring quality health care closer to Manitobans in their communities, increase capacity and staffing, and rebuild health care. Investments include increased funding to recruit, retain and train more health care workers, reduce emergency and surgery wait times, increase critical care capacity by adding more acute care and ICU beds, operate four 24/7 ambulances, improve patient transportation in Manitoba, and enhance seniors initiatives.

Education and Early Childhood Learning has projected an increase of $211-million largely due to increased operating funding for public schools of 3.4 per cent to address growing enrolment, increased classroom needs, as well as a commitment to expand and deliver a universally accessible school nutrition program.

8  |  Budget 2024 – Summary Budget and Financial Updates

Housing, Addictions and Homelessness has projected an increase of $84-million due to added commitments to increase the social housing supply in Manitoba and a new Affordable Housing Partnership program to develop affordable housing units.

Families has projected an increase of $64-million primarily due to a new $20-million investment for a Missing and Murdered Indigenous Women and Girls and Two Spirit (MMIWG2S+), and Two Spirit, lesbian, gay, bisexual, trans, queer, questioning, intersex and asexual (2SLGBTQQIA+) provincial strategy as well as price and volume increases to Employment, Income and Health Supports and Community Living disABILITY Services.

Advanced Education and Training has projected an increase of $60-million mainly due to funding for the Undergraduate Medical Education program as well as increases to operational costs for post-secondary institutions and the Manitoba student loan program.

Municipal and Northern Relations has projected an increase of $52-million largely due to ending the seven year funding freeze and returning to annual operating grant increases to municipalities and Northern Affairs Communities.

Justice has projected an increase of $20-million largely due to the implementation of the public safety initiatives and higher funding to support the delivery of police services to towns, municipalities, and urban centres.

Enabling Appropriations is projected to decrease by $158-million largely due to annualizing previous limited-term funding into departmental appropriations, particularly Health, Seniors and Long-Term Care.

Debt Servicing is projected to increase by $113-million largely due to higher interest rates on major capital projects initiated in 2023/24.

Budget 2024 – Summary Budget and Financial Updates  |  9

Summary Revenue

For the Fiscal Year Ending March 31

	2024/25 Budget	2023/24 Forecast	2023/24 Budget
	(Millions of Dollars)
Income Taxes
Individual Income Tax	4,670	4,397	4,646
Corporation Income Tax	918	842	886

Subtotal: Income Taxes	5,588	5,239	5,532

Retail Sales Tax	2,754	2,679	2,602
Education Property Taxes	764	688	693
Other Taxes
Corporations Taxes	367	353	398
Fuel Taxes	159	241	342
Land Transfer Tax	134	129	134
Levy for Health and Education	443	434	439
Tobacco Tax	100	120	150
Other Taxes	15	15	14

Subtotal: Other Taxes	1,218	1,292	1,477

Tuition Fees	488	492	474
Fees and Other Revenue
Fines and Costs and Other Legal	49	48	49
Minerals and Petroleum	34	28	34
Automobile and Motor Carrier Licences and Fees	178	179	169
Parks: Forestry and Other Conservation	46	46	40
Water Power Rentals	68	56	65
Service Fees and Other Miscellaneous Charges	1,787	1,709	1,712

Subtotal: Fees and Other Revenue	2,162	2,066	2,069

Federal Transfers
Equalization	4,352	3,510	3,510
Canada Health Transfer (CHT)	1,889	1,870	1,853
Canada Social Transfer (CST)	613	597	591
Shared Cost and Other Transfers	1,437	1,127	1,345

Subtotal: Federal Transfers	8,291	7,104	7,299

Net Income of Government Business Enterprises (GBEs)
Manitoba Liquor and Lotteries Corporation	715	720	668
Deposit Guarantee Corporation of Manitoba	39	33	33
Manitoba Hydro-Electric Board	88	(190)	450
Manitoba Public Insurance Corporation	(24)	(21)	30

Subtotal: Net Income of GBEs	818	542	1,181

Recovery from Government Business Enterprises and Other Investment Earnings	1,354	1,374	1,250
Contingency	(100)	-	(200)

Total Revenue	23,337	21,476	22,377

10  |  Budget 2024 – Summary Budget and Financial Updates

Summary Expense

For the Fiscal Year Ending March 31

	2024/25 Budget	2023/24 Forecast	2023/24 Budget
	(Millions of Dollars)
Expenses
Legislative Assembly	61	78	75
Executive Council	3	3	3
Advanced Education and Training	1,891	1,755	1,831
Agriculture	597	483	613
Consumer Protection and Government Services	644	600	646
Economic Development, Investment, Trade and Natural Resources	313	288	304
Education and Early Childhood Learning	3,896	3,613	3,685
Environment and Climate Change	183	142	177
Families	2,064	2,104	2,000
Finance	86	85	85
Health, Seniors and Long-Term Care	8,220	8,142	7,240
Housing, Addictions and Homelessness	794	711	710
Indigenous Economic Development	15	11	10
Justice	832	939	813
Labour and Immigration	34	32	33
Municipal and Northern Relations	496	446	444
Public Service Commission	30	30	30
Sport, Culture, Heritage and Tourism	105	100	100
Transportation and Infrastructure	560	554	551
Enabling Appropriations	831	964	989
Emergency Expenditures	50	29	100
Tax Credits*	164	194	150
Debt Servicing	2,264	2,170	2,151

Total Expenses	24,133	23,473	22,740

*Tax Credits includes only those tax credits that are recorded as expenses; other tax credits like the Homeowners Affordability Tax Credit and Agricultural School Tax Rebate are recorded as revenue offsets.

Budget 2024 – Summary Budget and Financial Updates  |  11

Revenue, 2024/25

Millions of Dollars and Per Cent

Source: Manitoba Finance

Expense, 2024/25

Millions of Dollars and Per Cent

Source: Manitoba Finance

12  |  Budget 2024 – Summary Budget and Financial Updates

Financial Updates

Summary Net Debt

	2024/25 Budget	2023/24 Forecast
	(Millions of Dollars)
Summary Net Debt, beginning of year	33,514	30,263
Net Investment in Tangible Capital Assets	1,111	1,254
Plus: Operating (Surplus) Deficit for the Year	796	1,997
Change in Net Debt	1,907	3,251
Summary Net Debt, end of year	35,421	33,514

Summary net debt is an important indicator of a government’s financial position, as this highlights the affordability of future government services. Summary net debt represents the difference between the government reporting entity’s total liabilities, less financial assets; it reflects the residual liability that must be financed by future revenues. It is important to measure changes in net debt against the growth of the economy, as measured by nominal GDP.

In Budget 2024, the net debt to GDP ratio is forecast to be 38.5 per cent. This is an increase from 34.6 per cent in Budget 2023.

Budget 2024 – Summary Budget and Financial Updates  |  13

Capital Investment

Capital investment is a priority across government. An investment made to construct or enhance capital assets, like roads, schools and health care facilities, is a benefit to Manitobans for the provision of services needed into the future.

Tangible capital assets are assets with a useful life extending beyond one year, which are acquired, constructed, or developed and held for use, not for resale. Net investment in tangible capital assets is projected to be $17.5-billion as at March 31, 2025.

Tangible Capital Assets – Net Book Values

Source: Manitoba Finance

 TANGIBLE CAPITAL ASSETS - NET BOOK VALUES

 Projection as at March 31

	2024/25 Budget	2023/24 Forecast
	(Millions of Dollars)
Cost of Assets, beginning of year	30,300	28,191
Additions	2,011	2,109
Cost of Assets, end of year	32,311	30,300
Accumulated Amortization, beginning of year	13,878	13,023
Amortization	900	855
Accumulated Amortization, end of year	14,778	13,878
Net Book Value	17,533	16,422

14  |  Budget 2024 – Summary Budget and Financial Updates

Borrowing Requirements

Manitoba’s borrowing requirements with respect to both general and self-sustaining borrowings are estimated to total $6.2-billion in 2024/25, of which $3.8-billion is required for refinancing purposes. New cash requirements, net of estimated repayments, are $2.4-billion, which includes requirements for general government purposes and capital investments by departments. To date, approximately $2.7-billion of funding for 2024/25 has been pre-borrowed.

Manitoba will also pre-fund approximately $2.9-billion of borrowing requirements for fiscal 2025/26. This will reduce the amount that needs to be borrowed next fiscal year.

BORROWING REQUIREMENTS 2024/25

	Refinancing	New Cash Requirements	Estimated Repayments	Gross Borrowing Repayments	Pre-Borrowed March 31, 2024	Pre-Funding March 31, 2025	Borrowing Requirements
	(Millions of Dollars)
Government Business Enterprises
Manitoba Hydro-Electric Board	868	150	-	1,018	-150	-	868
Manitoba Liquor and Lotteries Corporation	45	-	-	45	-45	-	-

Subtotal	913	150	-	1,063	-195	-	868

Other Borrowings
General Purpose Borrowings	931	825	-	1,756	-777	1,670	2,649
Capital Investment Assets	945	643	-351	1,237	-958	473	753
Health Facilities	55	525	-132	448	-165	325	608
Other Crowns and Organizations	303	995	-258	1,040	-297	310	1,053
Public School Divisions	75	160	-38	197	-75	40	162
Teachers’ Retirement Allowances Fund	250	-	-	250	-250	-	-
Civil Service Superannuation Pension Fund	-	-	-	-	-	100	100

Subtotal	2,559	3,148	-779	4,928	-2,522	2,918	5,325

Total Borrowing Requirements	3,472	3,298	-779	5,991	-2,717	2,918	6,193

Budget 2024 – Summary Budget and Financial Updates  |  15

Special Accounts

Pension Assets Fund

The trust conditions of the funds held in the Pension Assets Fund are irrevocably restricted for pension purposes only. Net investment earnings of pension assets include the expected rate of return during the year, as well as adjustments to the market-related value.

Market fluctuations of pension assets are not recorded in the year in which they occur but are recognized over the employee average remaining service life.

The fund is expected to have a balance of $5,634-million by the end of the 2024/25 fiscal year.

PENSION ASSETS FUND
Projection as at March 31

	2024/25 Budget	2023/24 Forecast
	(Millions of Dollars)
Balance, beginning of year	5,518	5,218

Contributions and Revenue
Net Investment Earnings	327	509
Departments and Crown Corporations	250	243

	577	752

Transfers
Teachers’ Retirement Allowances Fund and Civil Service Superannuation Fund payments	(461)	(452)

Balance, end of year	5,634	5,518

Fiscal Stabilization Account

The Fiscal Stabilization Account, also known as the rainy day fund, currently has a balance of $585-million. Any draws or deposits for 2024/25 are announced closer to year end.

16  |  Budget 2024 – Summary Budget and Financial Updates

MANITOBA SUMMARY FINANCIAL STATISTICS

	2024/25 Budget	2023/24 Forecast	2022/23 Actual	2021/22 Actual	2020/21 Actual	2019/20 Actual
SUMMARY FINANCIAL STATEMENTS	(Millions of Dollars)

Revenue
Income Taxes	5,588	5,239	5,794	5,245	4,199	4,515
Other Taxes	4,736	4,659	4,785	4,485	4,429	4,492
Fees and Other Revenue	2,650	2,558	2,497	2,479	2,291	2,465
Federal Transfers	8,291	7,104	6,470	6,263	5,900	4,879
Net Income of Government Business Enterprises	818	542	1,408	321	600	913
Recovery from Government Business Enterprises and Other Investment Earnings	1,354	1,374	1,190	1,151	1,183	1,215
Contingency	(100)	-	-	-	-	-

Total Revenue	23,337	21,476	22,144	19,944	18,602	18,479

Expense
Expenses (excluding Debt Servicing)	21,869	21,303	19,911	18,890	18,899	16,599
Debt Servicing	2,264	2,170	1,963	1,804	1,827	1,875

Total Expenses	24,133	23,473	21,874	20,694	20,726	18,474

Operating Surplus (Deficit)	(796)	(1,997)	270	(750)	(2,124)	5

Tangible Capital Assets
Acquisition of tangible capital assets	(2,011)	(2,109)	(1,370)	(1,071)	(1,061)	(1,025)
Amortization of tangible capital assets	900	855	842	819	783	745
Disposal of tangible capital assets	-	-	85	47	64	93

Subtotal	(1,111)	(1,254)	(443)	(205)	(214)	(187)

Other Non-Financial Assets
Decrease (Increase) in inventories	-	-	60	(151)	(110)	(8)
Decrease (Increase) in prepaid expenses	-	-	(11)	(5)	(5)	(4)

Subtotal	-	-	49	(156)	(115)	(12)

Other Comprehensive Income (Loss)	-	-	-	279	243	69

Net Remeasurement Gains (Losses) and Other Comprehensive Income	-	-	(941)	-	-	-

(Increase) in Net Debt	(1,907)	(3,251)	(1,065)	(832)	(2,210)	(125)

Summary Net Debt, beginning of year	(33,514)	(30,263)	(29,198)	(28,366)	(26,171)	(25,795)
Change in Accounting Policy	-	-	-	-	15	(251)

Summary Net Debt	(35,421)	(33,514)	(30,263)	(29,198)	(28,366)	(26,171)

Budget 2024 – Summary Budget and Financial Updates  |  17

MANITOBA SUMMARY FINANCIAL STATISTICS

	2024/25 Budget	2023/24 Forecast	2022/23 Actual	2021/22 Actual	2020/21 Actual	2019/20 Actual
Annual Change		(Percentage Change)
Income Taxes	6.7	(9.6)	10.5	24.9	(7.0)	6.6
Other Taxes	1.7	(2.6)	6.7	1.3	(1.4)	(4.1)
Fees and Other Revenue	3.6	2.4	0.7	8.2	(7.1)	5.3
Federal Transfers	16.7	9.8	3.3	6.2	20.9	7.7
Total Revenue	8.7	(3.0)	11.0	7.2	0.7	3.7
Debt Servicing	4.3	10.5	8.8	(1.3)	(2.6)	4.2
Total Expenses	2.8	7.3	5.7	(0.2)	12.2	2.8
Summary Net Debt	5.7	10.7	3.6	2.9	8.4	1.5

Per Cent of GDP			(Per Cent)
Income Taxes	6.1	5.9	6.7	6.6	5.8	6.1
Other Taxes	5.1	5.2	5.5	5.6	6.1	6.0
Fees and Other Revenue	2.9	2.9	2.9	3.1	3.1	3.3
Federal Transfers	9.0	7.9	7.5	7.9	8.1	6.5
Total Revenue	25.3	24.0	25.6	25.0	25.5	24.8
Debt Servicing	2.5	2.4	2.3	2.3	2.5	2.5
Total Expenses	26.2	26.2	25.3	26.0	28.4	24.8
Summary Net Debt	(38.5)	(37.5)	(35.0)	(36.6)	(38.9)	(35.1)

Per Cent of Revenue
Income Taxes	23.9	24.4	26.2	26.3	22.6	24.4
Other Taxes	20.3	21.7	21.6	22.5	23.8	24.3
Fees and Other Revenue	11.4	11.9	11.3	12.4	12.3	13.3
Federal Transfers	35.5	33.1	29.2	31.4	31.7	26.4
Net Income of Government Business Enterprises	3.5	2.5	6.4	1.6	3.2	4.9
Recovery from Government Business Enterprises and Other Investment Earnings	5.8	6.4	5.4	5.8	6.4	6.6
Debt Servicing	9.7	10.1	8.9	9.0	9.8	10.1

Dollars Per Capita			(Dollars)
Total Revenue	15,665	14,761	15,667	14,329	13,479	13,488
Total Expenses	16,199	16,134	15,476	14,867	15,018	13,485
Debt Servicing	1,520	1,492	1,389	1,296	1,324	1,369
Summary Net Debt	(23,776)	(23,035)	(21,411)	(20,977)	(20,554)	(19,103)

Memorandum Items
Population (000s) *	1,489.8	1,454.9	1,413.4	1,391.9	1,380.1	1,370.0
GDP at Market Prices	92,068	89,473	86,531	79,703	72,963	74,626

Source: Manitoba Finance

* official population July 1

Note: Numbers may not add due to rounding.

18  |  Budget 2024 – Summary Budget and Financial Updates

Entities Included in

the Summary Budget

Legislative Assembly

Executive Council

Advanced Education and Training

Assiniboine Community College

Brandon University

Manitoba Institute of Trades and Technology

Red River College Polytechnic

Research Manitoba

Université de Saint-Boniface

University College of the North

University of Manitoba University of Winnipeg

Agriculture

Manitoba Agricultural Services Corporation

Consumer Protection and Government Services

Entrepreneurship Manitoba

Manitoba Education, Research and Learning

 Information Networks (MERLIN)

Materials Distribution Agency

The Public Guardian and Trustee of Manitoba

Vehicle and Equipment Management Agency

Economic Development, Investment,

Trade and Natural Resources

Abandonment Reserve Fund

Economic Development Winnipeg Inc.*

Manitoba Development Corporation

Manitoba Opportunities Fund Ltd.

Manitoba Potash Corporation

Mining Rehabilitation Reserve Fund

Quarry Rehabilitation Reserve Fund

Rural Manitoba Economic Development Corporation

Education and Early Childhood Learning

Public School Divisions

Environment and Climate Change

Efficiency Manitoba Inc.

Manitoba Hazardous Waste Management

 Corporation

Families

General Child and Family Services Authority

Finance

Insurance Council of Manitoba

Manitoba Financial Services Agency

Pension Assets Fund

Budget 2024 – Summary Budget and Financial Updates  |  19

Health, Seniors and Long-Term Care

CancerCare Manitoba

Not-for-Profit Personal Care Homes and Community

 Health Agencies

Regional Health Authorities (including controlled

 organizations)

Interlake-Eastern Regional Health Authority

Northern Regional Health Authority

Prairie Mountain Health

Southern Health-Santé Sud

Winnipeg Regional Health Authority

Rehabilitation Centre for Children, Inc.

Shared Health Inc.

St.Amant Inc.

Housing, Addictions and Homelessness

Manitoba Housing and Renewal Corporation

Indigenous Economic Development

Communities Economic Development Fund

Justice

Legal Aid Manitoba

Liquor, Gaming and Cannabis Authority of Manitoba

Manitoba Law Reform Commission

Labour and Immigration

Municipal and Northern Relations

Manitoba Water Services Board

North Portage Development Corporation**

Public Service Commission

Sport, Culture, Heritage and Tourism

Le Centre culturel franco-manitobain

Manitoba Arts Council

Manitoba Centennial Centre Corporation

Manitoba Combative Sports Commission

Manitoba Film and Sound Recording Development

 Corporation

Sport Manitoba Inc.

Travel Manitoba

Transportation and Infrastructure

Government Business Enterprises

Deposit Guarantee Corporation of Manitoba

Manitoba Hydro-Electric Board

Manitoba Liquor and Lotteries Corporation

Manitoba Public Insurance Corporation

Special Accounts, not attached to a Department

Fiscal Stabilization Account (Rainy Day Fund)

Notes:

* Economic Development Winnipeg Inc. is a government partnership

**	North Portage Development Corporation is a government business partnership

20  |  Budget 2024 – Summary Budget and Financial Updates

ONE FUTURE.
ONE PEOPLE.
ONE MANITOBA.

BUDGET 2024

Note on the Format

This budget includes six parts:

1	One Future. One People. One Manitoba. provides information on five key government priority areas for Budget 2024 investments and provides updates on programs and initiatives.

2	Capital Investments provides details on Manitoba’s multi-year capital plan, highlights of strategic infrastructure spending and the development of a longer-term capital strategy for Manitoba.

3	Economic Review and Outlook provides a current economic review for Manitoba, Canada and inter- nationally, including certain risks to the outlook.

4

Fiscal Outlook and Fiscal Indicators reports on the medium-term fiscal projections that are informed by the current economic forecast, fiscal indicators that guide fiscal planning and current provincial credit ratings.

5	Borrowing and Debt Management Strategy presents the government’s borrowing plan and approach to debt management.

6	Federal-Provincial Fiscal Arrangements highlights the major federal transfers to Manitoba and other fiscal issues of intergovernmental significance.

22  |  Budget 2024 – One Future. One People. One Manitoba.

Introduction

Budget 2024 delivers on your new government’s commitments to rebuild health care and lower costs for families.

We are a listening government. Budget 2024 reflects the values and priorities of everyday families across the province. Throughout our extensive budget consultations, we heard from almost 40,000 Manitobans from all walks of life, in every region of our province, in person, online and in our telephone town halls.

Manitobans are tired of waiting for health care, so our government is taking action: eliminating the backlog for health cards, reducing wait times in emergency rooms (ERs) and opening more clinics to make it easier for families to see a doctor and get the care they need close to home.

Our government is listening to the dedicated health care professionals on the frontlines and implementing their ideas and solutions with new and targeted investments that bolster health care staffing and improve care at the bedside. Our budget lays the groundwork to meet the health care needs of our growing population by reopening the emergency rooms closed by the previous government, starting with the Victoria and Eriksdale ERs.

After years of rising costs, Manitobans are feeling squeezed. Middle-class families can’t save enough for the future and, for too many other Manitobans, joining the middle-class feels out of reach. Our government delivered help right away with our gas tax cut that drove down inflation to the lowest rate in the country.

Manitoba Leads the Nation with the Lowest Inflation Rate

Source: Statistics Canada

Budget 2024 – One Future. One People. One Manitoba.  |  23

And we are continuing to deliver relief on gas prices by extending the gas tax cut to help keep prices low as possible in response to the temporary pipeline shutdown.

Budget 2024 has additional measures to lower costs for families. Beginning in 2025, our new $1,500 Homeowners Affordability Tax Credit will make it easier to own a home. And families who need the most help making mortgage payments will have their education property taxes eliminated entirely. Renters and seniors will see additional savings with increased tax credits. And this budget will make life more affordable for all Manitobans with lower rates for auto insurance and bigger pay cheques.

Budget 2024 also has additional affordability measures for low-income families, students, agricultural producers and working parents.

Fuel Tax Holiday Lowers Manitoba’s Inflation Rate

Source: Statistics Canada

After seven years of cuts, Budget 2024 invests in communities and families across the province. We are lifting the funding freeze on municipalities and putting more Manitobans to work building the roads, highways, community centres and schools that help communities thrive. We are attracting investment, creating jobs and stimulating economic growth by incentivizing housing developments, investing in low-carbon industries and giving the next generation of workers more opportunities to build a career and raise a family here in Manitoba.

Manitoba is a growing province with a stable, diversified economy, skilled workforce and affordable hydro-electric energy that can fuel a sustainable, low-carbon future. We are working with the Federal government to continue building up our hydro grid, investing in system stability with upgrades to the Pointe du Bois Generating Station and Portage Area Capacity Enhancement projects so Manitobans can benefit from low rates and clean, reliable energy for generations to come.

As a province we have great opportunities ahead of us, but we know that a growing and aging population means we must meet the challenge of rebuilding health care, growing and training the workforce of tomorrow, ending chronic homelessness, and getting back to balance after the previous government’s deficit. We know we can’t do everything all at once, but with our first budget, we are taking responsible steps to deliver on our commitments.

Budget 2024 will help us build on our strengths, seize the opportunities in front of us, and overcome the challenges we face together as one people with one future. We will not let the challenges we face divide us. That is not the Manitoba way. Your government is bringing people together as one Manitoba to build a better future for all of us.

24  |  Budget 2024 – One Future. One People. One Manitoba.

Budget 2024 Highlights

Rebuilding Health Care

Our government knows that you can’t solve the problems in health care by simply spending more money – you also need a smarter approach.

Budget 2024 makes record investments in Health, Seniors and Long-Term care, with two-thirds of the increase going to smart, targeted investments in health care. To ensure funding is being spent in a way that will benefit Manitobans, we will be increasing oversight of regional health authorities and Shared Health spending.

Health, Seniors and Long-Term Care

Source: Manitoba Finance

Rebuilding health care starts with staffing. For seven years, health care staff were disrespected and ignored, but our government is committed to taking better care of the health care workers that care for us. We are already implementing the solutions we have heard from the front lines and through our health care listening tour. We are grateful to these health care professionals for sharing their solutions with us.

As part of Budget 2024, we are hiring 1,000 health care workers: 100 doctors, 210 nurses, 90 paramedics, and 600 health care aides to care for Manitobans. We are investing in recruitment and retention and making it easier for internationally educated health professionals to work at the bedside. Budget 2024 will increase health care staffing by expanding study programs for many health professions, including physicians, nurses, paramedics, medical laboratory technologists, physician assistants, physical therapists, and occupational therapists. We will establish a new Health Care Retention and Recruitment Office to help coordinate this important work.

To alleviate congestion in emergency rooms (ERs) and reduce wait times, we are adding staff to open 151 new acute care beds and permanently funding 30 existing ICU beds currently available plus seven new ICU beds, including pediatric ICU beds. This will enhance capacity, improve patient flow, and minimize prolonged stays in ERs. We are starting the first phase of our project to build a new Victoria Hospital Emergency Room to meet the needs of the growing population in south Winnipeg. We are also starting the first phase of our project to build a new Eriksdale Emergency Room to meet the needs of families in the Interlake. We are expanding allied health staffing to facilitate weekend patient discharges, improving patient flow in both acute care settings and ERs.

We are delivering on our commitment to connect more Manitobans with a doctor when they need one, investing over $17-million to expand hours at existing Minor Injury and Illness Clinics, open two new Minor Injury and Illness Clinics in Winnipeg and Brandon, and the first of five new primary care clinics in Winnipeg.

Budget 2024 also delivers on our commitment to take better care of seniors with more funding support to help seniors age at home and in the community, increased hours of direct care in personal care homes, and a new personal care home in Lac du Bonnet. We are also adding staff for over 60 lower acuity beds to provide dignity and comfort for seniors who are waiting for a space in personal care homes.

Budget 2024 – One Future. One People. One Manitoba.  |  25

Budget 2024 more than doubles capital funding in healthcare from $289-million to $635-million, investing in overdue health care facility upgrades to give patients the best quality of care and updating our health centres with newer and better equipment and health technology. This funding will support clinical, ER and CancerCare capacity expansion, electronic medical records, and purchase of specialized equipment. This capital funding includes laying the groundwork for building a new CancerCare headquarters.

Our health care system should work better for people seeking care and for the professionals who provide it. Waiting more than two weeks for a health card is unacceptable. That is why we have eliminated the backlog and committed to a two-week standard for getting a new health card. Plus, we have allocated funding to move our health care system away from paper and fax machines and toward electronic patient records, with new plastic health cards coming next year.

Rebuilding Health Care – Key Highlights

New Funding to Address Health

Care Staffing Shortages

•	$309.5-million to retain, recruit and train more health care workers, including:

○	$66.7-million to increase bed capacity and reduce ER wait times

○	$25.2-million to permanently increase critical care capacity in Intensive Care Units (ICUs)

○	$47.3-million to connect more Manitobans with a Family Doctor

○	$15.6-million for new training seats for doctors

○	$6-million for new training seats for medical specialists

○	$12.3-million recruiting and training new Family Medicine Doctors

○	$1.0-million for a nurse training simulator
○	$8.7-million for physician assistants, nurse practitioners, respiratory therapists and more

○	$6.5-million in ongoing operating funds for four 24/7 ambulances and the paramedics to support them

○	$1.6-million for the Provincial Nursing Float Pool

○	$1.4-million for other physician recruitment and retention

Strategic Health Care Investments

•	$635-million in 2024 for health capital investments, including design and consultation work to build a new Victoria Hospital Emergency Room

•	$17.6-million to open two new Minor Injury and Illness Clinics and to establish the first of five primary care clinics

•	$6.9-million in operating for better cancer care

○	access to new, cutting-edge cancer drugs

○	companion testing to better match cancer drugs with specific oncology patients

○	scoping and pre-design work for a new CancerCare Headquarters

•	$50-million for the new Health System Innovation Capacity Fund to reduce wait times for surgeries and tests in Manitoba

•	$50-million to modernize electronic patient medical records across Manitoba

•	$21.8-million to provide better care for seniors including:

○	Providing more direct hours of care for seniors in Personal Care Homes

○	Implementing the new Safe and Healthy at Home program to support aging in place

○	Funding for a new, independent Seniors’ Advocate

26  |  Budget 2024 – One Future. One People. One Manitoba.

•	$4.6-million for a helicopter medevac service for patient transportation in northern Manitoba

•	$7.7-million for prevention and services for Sexually Transmitted Blood Borne Infections (STBBI) and for Human Immunodeficiency Virus (HIV)-related illness testing and care

Lowering Costs for Families

Budget 2024 has a package of tax relief and other affordability measures that will help the middle-class and families who need the most help.

On January 1st, we cut the gas tax, saving Manitobans 14 cents per litre and making Manitoba’s inflation rate the lowest in the country. We are extending the gas tax cut for another three months to keep gas prices low to protect Manitobans against rising gas prices while pipeline repairs are underway.

ESTIMATED GAS TAX CUT SAVINGS

	Annual Kilometers (kms) Driven

Vehicle	20,000 kms	25,000 kms

Ford F-150	$410	$510
Raptor 4x4

Sources: Natural Resources Canada (2023 Fuel Consumption Guide) and Manitoba Finance

Lowering Costs for Families – Key Highlights

•	New $1,500 Homeowner’s Affordability Tax Credit

•	Increased Renters Tax Credit and seniors top-up

•	Doubling the maximum Fertility Treatment Tax Credit

•	Free prescription birth control for all Manitobans

•	$10/day child care all year round, including more spaces

•	Five per cent lower auto insurance rates

•	$300 security system rebate for families and small businesses

•	Broad middle-class tax cut that increases personal income tax bracket thresholds and Basic Personal Amount

•	$4,000 rebate for new electric vehicles (EVs) and plug-in hybrids

•	$2,500 rebate for used EVs and plug-in hybrids

•	Increasing financial support for low-income renters

•	Funding for seniors’ accessibility upgrades

•	Doubling the prenatal benefit, making it the highest in Canada

•	Increasing Employment and Income Assistance (EIA) supports for low-income families

•	Increasing loans and minimizing upfront financing costs for young farmers

•	Agricultural Crown land lease freeze

•	Increasing financial aid for post-secondary students

•	Introducing a new Rental Housing Construction Tax Credit to help address pressures in the rental market and help keep rents lower

Budget 2024 – One Future. One People. One Manitoba.  |  27

Healthier Families and

Safer Communities

Manitobans want their communities to be safe and healthy, but seven years of cuts and freezes have increased crime and inequality and made it harder for communities to thrive. That’s why our government is investing in children and new mothers, recreation and cultural programs, public safety measures and supports for the most vulnerable Manitobans.

To help all children reach their full potential we have created the first universal school nutrition program in Canada. In addition, we are increasing school funding in 2024/25 by 3.4 per cent.

To help new mothers and low-income families, we are doubling the prenatal benefit and making it the highest in Canada; we are restoring funding for the Healthy Baby program in Churchill; and we are restoring the Healthy Child Committee of Cabinet to bring a whole-of-government approach to addressing child poverty so that more Manitoba children grow up healthy to their 18th birthday and beyond.

“Women who received the prenatal benefit had fewer low birth weight babies and fewer preterm births…...Given what we know about the importance of healthy outcomes at birth on later life, that such dramatic results can be observed from a relatively straightforward program is remarkable: a little boost, and some proper support at the right time, can make all the difference in the world.”

Manitoba’s Healthy Baby Program:

Does it Make a Difference?

Manitoba Centre for Health Policy,

November 2010

Budget 2024 continues to invest in child welfare. Of the $420-million in funding to Child and Family Services (CFS) authorities and agencies, $250-million directly supports foster parents, kinship care providers and group care providers. Tragic reminders of the need to change the status quo in child welfare happen in every region of the province. Our government is collaborating with Indigenous governments and communities to transfer responsibility for child welfare back to Nations and families.

Manitoba is growing and we need more housing to make sure Manitoba families can put down roots and thrive in our communities. Budget 2024 invests a total $116-million toward building and maintaining social and affordable housing. This funding will help us support the creation of 350 units of affordable housing in the next year. We are also providing a tax credit on new apartment construction builds to incentivize developers to build more rental units, with an added incentive for affordable units to help keep rents lower.

Budget 2024 lifts the previous government municipal funding freeze and provides funding for the recreation, roads and schools that communities need to thrive, including facilities like the Thompson pool, Brandon Park Community Centre, Lorette arena and two new schools in north-west Winnipeg and south Winnipeg. Across the province, operating funding for municipalities and Northern Affairs Communities (NACs) will increase by $58.9-million ($51.6-million for operating grants, and $7.3-million for capital grants), and we are investing over $4-million more in new, annual and sustainable funding for sport and cultural organizations.

As part of our comprehensive safety strategy, Budget 2024 allocates $20-million in new funding to be tough on crime and tough on the causes of crime. And we are helping you directly with a $300 security camera rebate for families and businesses. We are increasing the budget for policing by $13.7-million and $6.3-million for public safety initiatives.

28  |  Budget 2024 – One Future. One People. One Manitoba.

Budget 2024 is also investing $12.5-million to create a new community development program that will help build safer communities by investing in youth programming and crime prevention in the inner city and other high-needs communities.

We are acting with compassion to address mental health and addictions crises by investing over $11-million across various departments in services for mental health and addiction care including a supervised consumption site in Winnipeg.

Budget 2024 provides additional supports to Manitobans living with a disability, including $20-million in funding for Community Living disABILITY Services and Children’s disABILITY Services and a $20-million capital grant program for the development of social housing units in 2024/25.

Our new $20-million fund for implementing a MMIWG2S+ strategy to help support families that includes funding to work with communities on developing 24/7 safe spaces and funding to streamline data collection between law enforcement, provinces and the federal government to catch predators and protect Indigenous women, girls and Two Spirit People.

Budget 2024 also includes $20-million to search the Prairie Green Landfill for Morgan Harris, Marcedes Myran and Mashkode Bizhiki’ikwe (Buffalo Woman) with families, Indigenous leadership and all levels of government.

Healthier Families and Safer

Communities – Key Highlights

•	$104.2-million in education funding to help every child reach their full potential, including $30-million for universal school nutrition

•	$160-million in capital investments in school, including two new schools in Winnipeg as part of the first phase of our plan to build more schools

•	$116-million in funding to build and maintain social and affordable housing
•	Doubling the pre-natal benefit from $81.41 per month to $162.82 to help the youngest Manitobans start life in a good way

•	Increase of nearly $20-million for Community Living disABILITY services/Children’s disABILITY services

•	$20-million for implementation of MMIWG2S+ strategy initiatives

•	$20-million investment for the Prairie Green Landfill search

•	$1.4-million for a Sexual Assault Crisis Response and Healing Program

•	$58.9-million increase to lift the freeze on municipalities including an increase of $51.6-million to operating grants, and $7.3-million to capital grants

•	Over $4.5-million in new funding for the arts, culture and sports sectors

•	$3.9-million to establish a supervised consumption site, addiction treatment beds, and support harm reduction services

•	$4-million to hire 25 more mental health workers to work alongside law enforcement

•	$6.3-million for implementation of the public safety strategy with a focus on youth crime prevention

•	an increase of $13.7-million in funding for police agencies

•	$10-million in funding through the Low Carbon Economy Fund to reduce greenhouse gas emissions

•	$6.4-million to protect the environment through a collection of climate and sustainability initiatives

Budget 2024 – One Future. One People. One Manitoba.  |  29

Growing Our Economy

Our government is committed to growing our economy by building on Manitoba’s advantage as a low-carbon leader with a highly skilled workforce. Budget 2024 invests in employment and skills training, fostering economic reconciliation, and creating good Manitoba jobs for Manitobans. We are launching an ambitious economic development strategy with input from the Premier’s Business and Jobs Council that will benefit all Manitobans. Together, we are helping small, medium and large businesses grow, conditions for new businesses to make Manitoba home, revitalizing downtown Winnipeg.

We are partnering with Manitoba success stories like New Flyer Industries (NFI) Group, to deliver a $10-million investment to support the creation of 400 low-carbon manufacturing jobs as part of their All-Canadian Build facility to manufacture, finish and service zero-emissions buses in Canada, for the Canadian market and establish a National Heavy Equipment Vehicle Innovation Centre of Excellence.

Budget 2024 helps make Manitoba a talent centre by increasing funding to public universities and colleges to $845.6-million, a nearly 6.0 per cent increase and creating more training seats for high-demand health care careers including nurse practitioners, physician assistants, medical technologists, and respiratory therapists.

We are building our skilled workforce, investing in apprenticeship training and increasing funding for adult education centres. Increased investment in settlement and integration services will help Manitoba better attract and retain skilled workers and make it easier for newcomers to build a good life here.

Budget 2024 supports working families by recognizing affordable and accessible child care as the backbone of a strong economy where everyone can participate. That’s why we are investing $15.9-million in new child-care spaces, as well increasing access to $10/day child care, and increasing funding support for child-care centres to increase salaries for early childhood educators.

A thriving agriculture sector is integral to the economic strength of our province. Farmers, ranchers, and producers deserve a government that will support their important work, and that is why our government will reopen two Manitoba Agricultural Services Corporation (MASC) centres closed by the previous government, with sites to be chosen in consultation with the community. Budget 2024 provides funding to retain and attract veterinary medical professionals to rural Manitoba and the commercial animal sector, freezes rental costs for agricultural Crown lands, and provides funding to address the impacts of predatory wildlife on producers. Our government is also investing $146.9-million in business risk management programs, including AgriInsurance, AgriStability, AgriInvest, and Wildlife Damage Compensation, to protect producers against large declines in farming income.

Budget 2024 includes a new Manitoba Strategic Innovation Fund to attract investment in key sectors. We are also investing $500-million in capital funding to repair and rebuild Manitoba’s highways and public infrastructure to spur economic development opportunities. Our capital investment plan focuses on Manitoba’s infrastructure in a state of good repair, while investing in new assets for health care, housing, transportation and education.

Our government will work with developers and community partners to put more people to work and build more rental rental construction projects, creating good jobs while helping to increase stock and keep rents lower.

Budget 2024 promotes economic reconciliation, investing $4-million in the Indigenous Economic Development Fund (IEDF) to support Indigenous business owners, entrepreneurs and organizations, and provides over $1-million in new funding for winter

30  |  Budget 2024 – One Future. One People. One Manitoba.

roads to remote, and northern communities. Budget 2024 also increases student bursaries for Indigenous students making it easier for them to pursue higher education, training and a path to a rewarding career.

Growing our Economy – Key Highlights

•	$540-million capital investments in highways, other transportation and water infrastructure

•	$146.9-million total in Business Risk Management programs, including AgriInsurance, Wildlife Damage Compensation, AgriStability and AgriInvest

•	$32.9-million increase for the Federal/Provincial Investing in Canada Infrastructure Program to support continuing infrastructure projects

•	$10-million investment in New Flyer Industries Group’s All Canadian Build facility to build more electric buses in Manitoba and create a centre of excellence

•	$7.7-million increase for highway maintenance operations, including 24/7 Perimeter Highway snow clearing

•	$20.9-million to support new child-care spaces and increase wages for child care workers

•	$43-million to support post-secondary students training for their careers

•	$1.5-million to increase the number of apprenticeship training seats to help grow our skilled labour force

•	$1-million for adult education to address skills gaps

•	$135,000 for implementation of the Veterinary Strategy to help address a shortage of veterinary professionals in Manitoba

•	$200,000 additional Manitoba Agricultural Services Corporation service centres

•	Investing $518,000 in new supports for Ukrainian refugees
•	$250,000 in additional funds for industry partnerships with Economic Development Winnipeg to attract international investment to Manitoba

A Government that Works for You

Manitobans work hard to provide for their families and give back to their communities. Manitobans deserve a government that works just as hard to deliver the programming and services that we all rely on. Budget 2024 sets the groundwork for two reviews that will improve services for Manitobans. A re-examination of pandemic response focused on recommendations for the future will help us learn from what went wrong and build on what went right, making our health care system more resilient in the long run. An inquiry into the building of the Winnipeg Police Service headquarters will help us put better practices in place to protect taxpayer dollars, crack down on white collar crime and ensure that projects are delivered on time and on budget.

Budget 2024 invests in safer roads and highways with more funding for snow clearing on provincial highways, including on the Perimeter Highway. This investment will help keep families safe and make sure our transportation sector can move goods around the province all year. Our government will also pilot two rest stops on Highway 6 between Gypsumville and Thompson making the trip safer for people travelling to and from Manitoba’s north.

With an increase in staff positions we eliminated the months-long backlog at Vital Statistics and we are committed to maintaining an efficient turn around time at Vital Statistics so Manitobans stop waiting for birth and marriage certificates.

We are delivering on our commitment to reunite more newcomer families with new staff positions and operating funding in the Labour and Immigration department to process applications faster and support families as they move through the process.

Budget 2024 – One Future. One People. One Manitoba.  |  31

Our government inherited a historic deficit. An independent report published in February 2024, by MNP LLP, made it clear that a lack of transparency, accountability and forward planning weakened the province’s fiscal position. Our government is different.

“From the release of the 2023/2024 budget to October 3, 2023, budgetary decisions were made that collectively represent high budgetary risk. When examined together, simultaneously directing the entirety of the 2022/2023 surplus into program expenditure; reducing personal income tax revenues; and increasing expenditures in both capital and operating represents high budgetary risk.

Likewise, the decision to aggressively budget for an above-average net income from Manitoba Hydro and then to fail to adjust for the significant, downside risk to Hydro’s net income in the first quarter update, led to additional fiscal pressure later in the year.

Further, the additional announced funding for the Health Human Resource Action Plan in the weeks leading up to the election was not accounted for in any public reporting, resulting in an incomplete picture of the province’s fiscal pressures.” Post Election Financial Accountability Review, MNP Report, February 21, 2024

We are committed to getting back to balance in four years. We will do this while taking responsible steps to deliver on our commitments to Manitobans. Manitoba has a strong, stable economy with a growing population. With the right investments and good governance, we will get back on track.

Manitoba Summary Operating Surplus

(Deficit)

Sources: Manitoba Finance

f - Forecast  b - Budget  p - Projections

A Government that Works for You –

Key Highlights

•	Eliminating the backlog at Vital Statistics for birth, marriage and other vital forms of identification

•	24/7 Perimeter Highway Snow Clearing

•	Getting the finances back on track with a responsible path to balance in four years

•	Hiring more staff to process Manitoba Provincial Nominee Program applications

•	Launching an inquiry into the Winnipeg Police Headquarters

•	Launching a review of the pandemic to return with recommendations for the future

•	Respecting the public service

32  |  Budget 2024 – One Future. One People. One Manitoba.

Rebuilding Health Care

After seven years of cuts, it is time to rebuild health care in Manitoba. Our government knows we can’t solve the problem by simply spending more money - we also need a smarter approach. That is why we are making targeted, strategic investments in Budget 2024 and increasing oversight and accountability of regional health authorities and Shared Health spending.

Budget 2024 will start to fix the staffing crisis in health care, make it easier for Manitobans to see a family doctor and rebuild capacity in our hospitals so we can care for Manitobans right here at home, all year round, including during cold and flu season.

Health, Seniors and Long-Term Care

Source: Manitoba Finance

Our government is investing a record $8.2-billion in Health, Seniors and Long-Term Care, a 13.5 per cent increase with two-thirds of the increase going to smart, targeted investments in health care that address critical gaps and inefficiencies in our health care system left by seven years of cuts.

Additionally, government is investing $635-million in capital projects for the health sector, including the Victoria Hospital ER and the Eriksdale ER, and focused on the expansion, improvement, or creation of new hospital buildings, electronic medical records, and better equipment.

Rebuilding health care starts with staffing. For seven years, health care staff were disrespected and ignored, but our government is committed to taking better care of the health care workers that care for us. We are already implementing the solutions we have heard from the front lines and through our health care listening tour.

Addressing Health Care

Staffing Shortages: Retention,

Recruitment, and Training

In total, Budget 2024 allocates $310-million for retention, recruitment, and training to address health care staffing shortages. This funding puts us on track to hire 1,000 health care workers this year: 100 doctors, 210 nurses, 90 paramedics, and 600 health care aides to work in home care, personal care homes, hospitals and community care settings. This is an excellent start to our “4,3,2,1 staffing plan.”

Retention starts with respecting front-line workers, improving working conditions and implementing a

Budget 2024 – One Future. One People. One Manitoba.  |  33

better culture in the workplace. In December 2023, our government embarked on a listening tour to hear from frontline workers directly. Our health care listening tour has already resulted in several changes to help support health care workers and reduce burnout. Budget 2024 is implementing these solutions and more including:

•	Training the first cohort of Institutional Safety Officers in Manitoba history to protect workers and patients in health care settings

•	Expanding wellness supports for the health care workforce

•	Funding the expansion of the nurse float pool, creating part-time positions and more flexibility for nurses

•	Incentivising team-based care to reduce burnout, support health care workers and improve continuum of care for families

•	Creating a new nurse mentorship program

•	Working with Doctor’s Manitoba to reduce administrative burden, address burnout and support new physicians

•	Working with the college of midwives to retain more midwifery graduates in Manitoba

Building up health care staffing capacity to provide relief to burned-out front-line workers means recruiting more health care professionals. Our plan for recruitment will ensure a supply of skilled, qualified providers to meet the needs of Manitoba’s growing and diverse population. Our investments include:

•	Increased funding for physician recruitment and retention

•	Increasing medical residency spots in Manitoba by 38 per cent to attract more doctors from out-of-province to finish their training and secure good jobs here in Manitoba

•	Restoring the rural doctor recruitment fund to help rural families access care close to home
•	$1.6-million in funding to expand the nurse float pool to northern Manitoba

•	$3.9-million increased funding for provincial nursing stations

•	Increasing funding for bridging and training investments for internationally educated health care professionals

•	Opening a new Health Care Retention and Recruitment Office

Instead of increasing the number of health care training seats to meet the demands of a growing and aging population, the previous government cut and froze training seats and fired nurses. Our government is committed to increasing health care training seats and making Manitoba a rewarding place to pursue a career in health care. To address near and longer-term training needs, additional targeted investments to increase the supply of health care workers include:

•	Training more doctors by expanding the Manitoba’s Undergraduate Medical Education (UGME) program by 30 seats and building the state-of-the-art space they need to learn

•	Training more specialists by expanding the Post Graduate Medical Education (PGME) by 24 seats, increasing medical residency spots

•	Training more nurses at six post-secondary institutions, including funding year two of the nurse diploma program at the Neepawa Training Centre, and training more licensed practical nurses

•	A $3.6-million capital investment in the University College of the North’s campuses in Flin Flon and Swan River for the training of licensed practical nurses.

•	New funding to double the number of training seats for physician assistants.

34  |  Budget 2024 – One Future. One People. One Manitoba.

•	An increase of $124,000 for the advanced care paramedic training program at Red River College Polytechnic

•	Laying the groundwork to train doctors in Westman by investing in a capital expansion to the Science Centre at Brandon University

•

Investing in the expansion of the Bannatyne Campus at the Health Sciences Centre to train more health professionals, including nurse practitioners, physician assistances, physical therapists, and occupational therapists.

•

To support the recruitment of Internationally Educated Health Professionals (IEHP) and retired health care professionals in Manitoba, the provincial government is collaborating with Manitoba advanced education institutions to help increase the number of qualified personnel in priority areas. We are improving and accelerating credential recognition and investing in bridging training for newcomers who want to work in our health care system

Reducing Emergency Room Wait Times

In total, Budget 2024 allocates over $65-million to reduce emergency room wait times to provide better patient care, faster. This funding supports key initiatives to help you get seen quicker if you ever need to go to the ER.

•

Expansion of Acute Care Beds: adding staffing resources for a total of 151 new acute care beds will be added to hospitals across the province. Shortages of acute care beds exacerbate overcrowding in emergency departments. Without the necessary beds, patients experience prolonged stays in the ED, waiting to be transferred to the appropriate acute care unit. In fall 2023, the provincial government announced new beds at St. Boniface Hospital and Grace Hospital. Additional beds will be added at Health Sciences Centre (HSC), Grace Hospital, Brandon Regional Health Centre (BRHC) and at Selkirk Hospital in 2024/25

•

New Lower-Acuity Beds: Budget 2024 invests in alternate levels of care to create space in critical and acute care of the sickest patients, while moving less sick patients, including people waiting to move into a personal care home, out of busy wards.

•

Increasing Weekend Patient Discharges: To help get people out of the hospital and back home faster, we’re expanding allied health positions to support patient discharges on weekends with a $6.9-million investment. This will help reduce wait times in Winnipeg, Selkirk and Brandon.

•

Investing in Primary and Preventative Care: We’re investing in primary care, including the establishment of a new family medicine program at the Grace Hospital and adding more physicians to the HSC Minor Treatment Centre. Budget 2024 also include a $4.2-million increase to establish 10 Community Paramedicine Units. By making it easier to get the right care at the right time, we’re helping to reduce the number of people who have to get to an ER.

•

Victoria General Hospital: As we continue to staff up health care, we’re laying the groundwork to make a new Victoria ER a reality, as part of our plan to rebuild emergency care in Winnipeg. In 2024/25, we will undertake a comprehensive evaluation of the new Victoria ER, Centre of Excellence in Mature Women’s Health, and we will support the Anne Oake Recovery Centre at the Victoria General Hospital site.

Restoring Our Critical Care Capacity

After the previous government cut ICU beds, Manitoba lost the ability to care for the sickest patients in our province during the pandemic. Our government will ensure that never happens again by rebuilding our ICU capacity and ensuring we scale up our capacity in critical virus seasons.

Budget 2024 will add back ICU beds to care for the sickest patients, including children and infants.

Budget 2024 – One Future. One People. One Manitoba.  |  35

This will be accomplished by $25.2-million investment to permanently fund 30 existing ICU beds and adding seven fully new beds for adults and children. Our ICU investment in Budget 2024 permanently expands ICU capacity in Manitoba.

Connecting More Manitobans with

a Doctor and Primary Care

Budget 2024 delivers on our commitment to connect more Manitobans with a doctor and primary care. We are investing over $17-million to create two new Minor Injury and Illness Clinics, with one in Winnipeg and one in Brandon, and the first of five primary care clinics that will follow a team-based model of care with expanded hours.

Opening primary care health centres in these locations will enhance accessibility after hours giving you more access to a doctor at times when you need it and keeping Manitobans out of the ER. This will improve health outcomes, reduce strain on emergency services, and lead to overall better community health.

We know that a growing number of family doctors are retiring in the next three years. That is why Budget 2024 will also include $47.28-million to connect more Manitobans with a family doctor through the Family Medicine+ program with Doctors MB. With input from doctors, we are making it easier to pursue a rewarding career in family medicine and improving retention rates.

Increasing Surgical Capacity

The Manitoba government is investing $50-million in a new Health System Innovation Capacity Fund to help the health care system and service delivery organizations (SDOs) provide better frontline health services by increasing the surgical and diagnostic capacity within the province.

Grace Hospital is embarking on a significant expansion initiative to bolster its surgical capacity, intending to increase by 10 slates be four-week cycle and incorporate five additional surgical beds. This expansion will initially enable an additional 500 surgeries, helping patients get hip and knee surgery faster. More investments in spine assessment and surgery across three facilities – Health Sciences Centre, Brandon Regional Health Centre, and Concordia Hospital -will significantly reduce wait times.

Better CancerCare

Cancer patients and their families deserve the best care as they navigate their cancer journeys. That is why our government is fulfilling our commitment to make new investments to improve detection, research and support for patients and families.

•

A new CancerCare Headquarters: Expanding space for CancerCare will make life easier for cancer patients and their families and enhance research capabilities. Plans for a new facility will be complemented by extensive renovations within the current premises to realign the space and with future requirements. A pre-design study, focusing on the scope of work and updated cost will begin this year.

•

Provincial Oncology Drug Program (PODP) and CancerCare Manitoba Companion Testing: We are funding new cancer drugs. The government is increasing support for cancer care services, including access to drugs for oncology patients and for companion testing so Manitobans can find the treatment that works best for them. This will help more Manitobans hear those four magic words: “you are cancer free.”

Better Care for Seniors

Our government is committed to honouring the generations that raised us with better care for seniors, no matter where they choose to age.

We are investing $22.3-million in new funding to enable older Manitobans to safely remain in their own homes and communities for as long as they choose and

36  |  Budget 2024 – One Future. One People. One Manitoba.

providing more hours of direct care for seniors who need more support in long-term care homes.

The Manitoba government will implement the new Safe and Healthy at Home program and continue to increase hours of care for patients in long-term care, bringing hours of care in personal care homes with a goal of 4.1 hours per resident day (HPRD) for direct staffing (e.g., registered nurses, licensed practical nurses, and health care aides), and 0.33 HPRD for allied health professionals (e.g., occupational therapists, physiotherapists, rehabilitation assistants). And we are committed to taking steps to better support those who look after Manitobans when they age.

Our government is planning to build four personal care homes, starting with one in Lac du Bonnet in 2024/25 that will add 95 beds, following by two in Winnipeg and one in rural Manitoba. Additionally, a comprehensive analysis of the current state of Manitoba’s long-term care system is underway.

The previous government refused to create a Senior’s Advocate and they were slow to act on allegations of abuse and neglect in personal care homes. Our government will create and fund a new independent office for a Seniors’ Advocate to identify, review and analyse issues facing seniors, help seniors navigate services and care, and make recommendations to the government about how to further the quality of life and well-being of seniors across our province and in our health care system.

Better Care for Rural and

Northern Families

Budget 2024 makes new investments to improve care for families. This includes:

•	Investing over $22-million in the expansion and improvement of medical transportation services across the province.
•	Restoring the rural doctor recruitment fund.

•	Expansion of the nurse float pool to allow nurses to work at multiple health care facilities throughout rural and northern Manitoba

•	Rural capital investments, including design of a new Eriksdale ER

•

MRI Services for Northern Communities: The Northern Regional Health Authority is the only region with MRI services. Our government is changing that by investing in a multi-year plan to install MRI services in the north, beginning with a $1-million investment for a mobile MRI in 2024/25. A second permanent MRI will be installed in the Thompson General Hospital.

•	Increased funding of $4.6-million for a helicopter medevac services for patient transportation in Northern Manitoba to transport high acuity patients in remote areas

•

Making a $3.6-million capital investment in the University College of the North’s campuses in Flin Flon and Swan River for the training of licensed practical nurses. This will support training local people for local jobs in rural and northern communities

•	Training and creating positions for Advanced Care Paramedics to work in rural and northern Manitoba

•	$16.1-million in ongoing funding for emergency ground transport, including funding two, 24/7 ambulances in Brandon and Thompson, and the paramedics to support them

•	Expanding the Sexual Assault Nurse and Intimate Partner Violence program to northern Manitoba

•	Continuing to support innovative health delivery with Nurse Practitioners through Q-docs

Budget 2024 – One Future. One People. One Manitoba.  |  37

Better Care for Indigenous Families

Our government is delivering on our commitments to improve health outcomes for Indigenous Manitobans and provide culturally appropriate care. We are committed to addressing systemic racism in Manitoba’s health care system through training, targeted supports, and collaboration.

•	A culturally appropriate access point for the Sexual Assault Nurse Examiner program (SANE) delivered through Ka Ni Kanichihk

•	Increasing culturally appropriate care for Indigenous elders through grant funding to Indigenous organizations

•	Respecting and working in partnership with First Nations, Métis and Inuit communities who deliver services in Manitoba to improve health outcomes for Manitobans

•	Improved access to dialysis services on Norway House and Pimicikamak Cree Nation

•

Working with regulatory colleges and post-secondary institutions to remove barriers for First Nations, Métis and Inuit to become physicians, nurses, allied health professionals, and health care workers

•	New funding for the Aboriginal Health and Wellness Centre and Ka Ni Kanichihk to provide mobile care services to STBBI patients

•	New funding for the Manitoba Diabetes Action Plan to improve diabetes prevention, detection, management, and surveillance in Manitoba

•	Returning birthing services to the North with supports for on-reserve births in communities

Improving access to preventative care

To help Manitobans stay healthy in the community, the Manitoba government is adding over $37-million to the frontline of health care organizations, while also increasing funding for medication and other services, including:

•

Manitoba’s Immunization Program: The province will provide $5.9-million in increased funding in Budget 2024, representing an 18 per cent increase in existing funds for the publicly funded immunization program for costs associated with vaccines, biologics, and drugs to support immunization programs to prevent communicable diseases.

•

Manitoba Diabetes Action Plan: The province is providing an increase of $500,000 for initiatives under the Manitoba Diabetes Action Plan to improve diabetes prevention, detection, management, and surveillance in Manitoba.

•	Home Nutrition: A $448,000 increase in funding for Home Nutrition Program will provide supplies to adult clients who depend on tube feeding.

•

HIV Related Services: Budget 2024 will provide $5-million more for HIV-related services, including the Infant Formulae Program (IFP), HIV Medical Program which includes $2.2-million in increased funding in Budget 2024, representing a 90 per cent increase in existing funds to provide full coverage for medication focused on HIV prevention, and Program to Access treatment for HIV and Support (PATHS) to address the needs of the increasing number of reported cases of people living with HIV. Funding will support HIV programs that focus on providing HIV medication to patients who meet established criteria and do not have any other coverage.

•

STBBI Paraprofessional Services: Budget 2024 includes a funding increase of $1.8-million to sustain paraprofessional services supporting regional sexually transmitted and blood-borne infection (STBBI) initiatives. Funded services support communicable disease control, including contact notifications and provide mobile care for unhoused and precariously housed people who are experiencing negative social and health outcomes due to STBBIs. Budget 2024 also includes an additional $957,000 for the Aboriginal Health and Wellness Centre to provide mobile care services to STBBI patients.

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•	Screening infants for CMV: We will also introduce universal infant screening for Cytomegalovirus (CMV) to protect all Manitoba children, give them the best start in life and improve health outcomes.

•

Blood Transfusion Services: The provincial government is providing $2.8-million in increased funding in Budget 2024, representing a four per cent increase in existing funding for more blood transfusion services and to sustain access to blood and blood product supply for Manitobans.

•

Manitoba Wheelchair Program: The province is providing $1.2-million in increased funding in Budget 2024, representing a 75 per cent increase to support the Manitoba Wheelchair Program, including funding to Manitoba Possible’s wheelchair repair program to improve access to wheelchair repairs and maintenance, particularly in rural and northern Manitoba.

Building our Hospitals and Clinics

To deliver the best care for Manitobans, we need state-of-the-art facilities that provide comfort to patients and their families and employ the best technology to detect illness early on and treat patients. This year, the Manitoba government is investing $635-million in capital projects for the health sector, which includes a one-time investment of $110-million for health system capacity expansion.

The projects will focus on the expansion, improvement, or creation of new clinics and hospital developments, acquisition of information and communications technology (ICT), modernized equipment, and for shared services such as diagnostic imaging, electronic patient records, a pharmacy information system and point-of-care testing.

Other Projects include:

•	developing a master plan for upgrades to Victoria Hospital to compliment the new ER including reopening its ER, and the Mature Women’s Centre to improve health care for women and gender-diverse people

•	four personal care homes, starting with one in Lac du Bonnet in 2024/25, followed by two in Winnipeg, and one in Arborg

•	purchasing a mobile MRI for the north to provide greater access across the province

•	planning renovations at three facilities to improve spinal surgical services, reduce overall wait times and address the current spinal surgical backlog in the province

•	planning and pre-design for a new CancerCare Manitoba facility in Winnipeg

•	new electronic medical records management system across the province

Projects in construction include:

•	Brandon Regional Health Centre – expansion and renovation

•	Neepawa Regional Health Centre – a new hospital equipped to handle a wider variety of specialty services

•	Portage Regional Health Centre – a new hospital in Portage La Prairie

•	Boundary Trails Heath Centre – Community Services building and new beds

•	Western Manitoba Cancer Centre expansion

•	St. Boniface General Hospital ED redevelopment

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Lowering Costs for Families

Manitoba families are struggling after years of rising costs. Many families are dipping into their savings to pay their monthly bills, while younger Manitobans are finding it harder than ever to join the middle class. And too many low-income Manitobans are choosing between groceries and making rent on time. Our government took action right away by lowering the gas tax to help Manitobans get to work and take their kids to hockey practice. Budget 2024 continues to lower costs for families in the short and long term with help for the middle class and help those who need it most.

With our affordability package Manitoba families can save as much as $5,000.

Cutting the Gas Tax

To provide much-needed relief to Manitobans coming out of a period of extremely high inflation, we took action to pause the collection of the Fuel Tax Act, to temporarily pause the collection of the provincial tax on gasoline, diesel and marked gasoline for six months. Effective January 1, 2024, the gas tax in Manitoba was eliminated.

In March 2024, we learned that a pipeline shut down would temporarily impact fuel supply in Manitoba and so we took action right away remove to extend the fuel tax cut for an additional three months, keeping gas prices as low as possible for Manitobans.

In the initial months of our gas tax cut, not only did we provide immediate relief at gas stations across the province, but we lowered the overall inflation rate in Manitoba. The province’s inflation rate in January 2024 fell to 0.8 per cent, and the lowest in Canada.

40  |  Budget 2024 – One Future. One People. One Manitoba.

New Homeowners Affordability Tax Credit

Our government is delivering help for those who need it most by bringing in a new $1,500 Homeowners Affordability Tax Credit for middle-class families and eliminating school taxes altogether for many households.

This change will make it easier for young Manitobans to buy their first home and easier for homeowners to afford their mortgage payments. The credit will be applied directly to the property tax statement, allowing those who pay their property taxes by installment to save money every month.

The School Tax Rebate for farm properties is maintained at 50 per cent as part of the government’s commitment to supporting producers and their families.

The school tax rebate for all other commercial properties is removed in anticipation of the introduction of a new education funding model that will support our education system and small businesses.

			2024	2025

Home Value	Gross School Tax	Percent of Properties Below School Tax Amount	50% School Tax Rebate + $350 Education Property Tax Credit	$1,500 Homeowners Tax Credit	Change

$250,000	$1,316	34.5%	$1,008	$1,316	$308

$350,000	$1,843	65.6%	$1,271	$1,500	$229

$437,000	$2,301	83.9%	$1,500	$1,500	$0

$850,000	$4,475	99.2%	$2,588	$1,500	-$1,088

Note – Home values/school tax amounts are based on the 2023 average school division special levy mill rate of 11.7. Actual mill rates may differ in 2024 and 2025 and across school divisions.

Broad Middle Class Tax Cut and Bigger Paycheques

Our government is providing tax relief to middle class families by raising income tax bracket thresholds and continuing to increase the Basic Personal Amount.

Tax bracket thresholds increased to $47,000 and $100,000 in 2024, and will return to annual indexing in 2025. The Basic Personal Amount increased to $15,780 as a result of indexing in 2024, and is projected to further increase to $16,206 in 2025.

These changes will result in more take-home pay for the vast majority of Manitoba workers.

 BUDGET SAVINGS FOR FAMILIES IN 2024

Savings in Dollars
Two Income Family, Two Children - Children Gain Access to Affordable Childcare	$6,443
Two Income Family, One Child - Couple Uses Fertility Treatment To Grow Their Family	$4,982
Two Income Family, Two Kids - Young Family Buys a New EV	$6,109

Budget 2024 – One Future. One People. One Manitoba.  |  41

Consumer Rebates for Security and Camera Systems

Manitoba families should not have to choose between keeping their families safe or buying groceries. As part of our Public Safety Strategy, Budget 2024 includes a $300 rebate for any Manitobans purchasing or upgrading a home or business security system. Manitobans can purchase, or install, a home or business security system of their choice, and then apply to the government for a consumer refund of up to $300 – it’s that easy.

Electric Vehicle Incentive

Many Manitoba families want to make the switch to an electric vehicle (EV) or plug-in hybrid electric vehicle (PHEV) for their family vehicle, but the sticker shock can make this an unrealistic dream. Budget 2024 brings in an EV rebate for Manitobans, worth up to $4,000 for a new EV or plug-in hybrid and $2,500 per used EV or plug-in hybrid. This rebate will be provided to Manitobans after they register their vehicle with Manitoba Public Insurance and applies once per vehicle and once per purchaser/lessee.

This program is retroactive to August 1, 2023.

EV INCENTIVE: HOW DOES IT WORK?

✔	For EV, BEV, PHEV and FCEVs.

✔	Incentive up to $4,000 for new and $2,500 for pre-owned EVs

✔	For EVs under $70,000 and less than 4 years old

✔	Applied at registration with Manitoba Public Insurance

✔	Purchases from August 1, 2023 to March 31, 2026

✔	For purchased or leased qualifying EV through a Manitoba dealership

○ For leased EVs, incentive is proportional to length of ownership.

✔	One incentive per registered EV owner and vehicle

Supports for Families with Children

We want to make it easier for parents with young children to find affordable child care close to home and help make life more affordable for families with children in schools.

Budget 2024 supports working families by recognizing affordable and accessible child care as the backbone of a strong economy where everyone can participate. That’s why we are investing $15.9-million in new child-care spaces, increasing funding support for child care centres, increasing salaries for early childhood educators, and creating more $10/day child care spaces.

We are also investing a record $30-million to create a universal school nutrition program that will ensure all school children have access to healthy food. This will help families who struggle to find money for groceries, and make sure no child misses out on a good education simply because they are hungry.

Doubling the Maximum Fertility Treatment Tax Credit

We are making it easier for more Manitobans to start a family by enhancing the Fertility Treatment Tax Credit. This credit is a refundable personal income tax credit equal to 40 per cent of fertility treatment fees paid to a Manitoba licensed medical practitioner or fertility treatment clinic, and for related prescription drugs, excluding any reimbursements such as private health care coverage. There is no limit to the number of treatments eligible Manitobans can claim. However, until now only $20,000 could be claimed in eligible annual costs for a maximum yearly credit of $8,000.

Starting in the 2024 tax year, the maximum annual eligible expense amount under the Fertility Treatment Tax Credit is doubled from $20,000 to $40,000, which doubles the maximum available annual credit amount from $8,000 to $16,000. This improves benefits under the program for those facing greater fertility treatment costs.

42  |  Budget 2024 – One Future. One People. One Manitoba.

Increased Savings on Fertility Treatment

Tax Credit (Starting 2024)

Source: Manitoba Finance

In addition, for the 2024 tax year, eligible expenses under the credit will be expanded to parallel federal changes to medical expense reimbursement.

Lowering Costs for Car Insurance

The provincial government is cleaning up the financial mess at Manitoba Public Insurance (MPI) and delivering a five per cent rate reduction to Manitobans. The five per cent decrease in the rates for compulsory auto insurance premiums in 2024/25 takes effect on April 1, 2024.

This is a win for Manitobans facing challenging economic times due to high inflation and rising interest rates.

Making it Easier to Join a Union

The best way into the middle class is through a union job. Our government will make it easier for employees to exercise their right to join a union, bring in single-step certification, allow project labour agreements, and establish, a clear dispute resolution process for essential services disputes, and ban replacement workers so no one can take your job if you exercise your legal rights in the workplace. These changes are good for Manitoba’s economy and good for working families.

Strengthening the Public Utilities Board

Our government will help keep Manitoba Hydro affordable for families by restoring proper oversight for rate applications to the Public Utilities Board.

Affordability for Renters, Seniors and Low-Income Manitobans

More Supports for Renters

Our government is increasing Rent Assist by more than $15-million to help more Manitoba families keep a roof over their head and provide for their families. We know this investment will pay off, giving more Manitobans the housing security and stability they need to find meaningful work and raise health children.

The previous government raised taxes on renters by cutting tax credit available to renters from $700 to $525. Budget 2024 takes the first step towards our four-year commitment of fully restoring the Renters Tax Credit. Starting in tax year 2025, the maximum annual Renter’s Tax Credit will be increased to $575, and the maximum seniors’ top-up will increase from $300, to $328.57.

Our government is also taking steps to protect renters by strengthening rent control, tightening the rules for eligible expenses for above guideline rent increases, enabling authorized above guideline rent increases to be spread out over several years, incentivizing investment in rental stock through a new time-limited exemption for converting commercial buildings to residential rental units, and increasing client service at Residential Tenancies.

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Affordability For Students

Manitoba Student Aid and Interest-

Free Student Loans

Students are struggling to find an affordable pathway to a good career. Supporting learners to access and achieve their education goals is critical to growing the provincial workforce and our government is expanding investments to make advanced education more affordable for more Manitoba students.

Budget 2024 increases Manitoba Student Aid funding by $9-million to help ensure post-secondary education and training remains affordable and accessible to Manitobans. While interest rates and the cost of borrowing money has increased, an increase of $15-million will support the Interest Free Student Loans program to ensure that Manitobans who need these loans can access them at no extra cost. Budget 2024 will also expand staff resources in the Manitoba Student Aid Program to process applications effectively and efficiently.

Manitoba Scholarship and Bursary Initiative

The Manitoba Scholarship and Bursary Initiative (MSBI) encourages private donations for scholarships and bursaries by providing matching government funds to partnering universities, colleges and organizations to help students access post-secondary education.

Budget 2024 increases total funding to the Scholarship and Bursary Initiative to $10.5-million. The additional funding will support an increase in the number and value of awards for Indigenous students and others facing financial barriers to post-secondary education.

Lowering Costs for Agriculture Producers

Budget 2024 lowers costs for producers and helps give the next generation of farmers a fighting chance. We are increasing the loan amount eligible for the Young Farmer Rebate from $200,000 to $300,000 and the lifetime maximum rebate from $20,000 to $30,000. The Young Farmer Rebate is available through

Manitoba Agricultural Services Corporation (MASC) and assists farmers under the age of 40 with their cash flow requirements during the critical start-up phase of their businesses.

Budget 2024 also introduces a new lending fee credit to minimize the upfront cost of financing through MASC, available to farmers under the age of 40 who complete an educational program about agricultural financing.

The Manitoba government encourages sustainable use of Crown land for multiple uses through a careful planning process, including the intensity of use and how different parcels may be developed. The Agricultural Crown Land (ACL) program contributes to ecological goods and services and provides mitigation and adaptation to climate change.

To support the agriculture sector in 2024, the Manitoba government made ACL leases more affordable for producers. Manitoba government is increasing the temporary rent reduction scheduled for ACL forage leases from 33 per cent to 55 per cent for the 2024 growing season in recognition of the hardships producers have faced in recent years. This rent reduction will effectively freeze rates at the 2023 level and provide producers with over $2-million in support.

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Healthier Families and

Safer Communities

Budget 2024 makes critical investments for Manitoba

families. Instead of making short-sighted cuts to

services and programs, we are building up communities

– and we know these investments will pay off.

We are stepping up with help for those who need it most and ending cycles of poverty with more financial support for low-income mothers and our school nutrition program that will help children focus on learning and finding a pathway to a good career and a healthy life. We are doing more to protect our communities, in arts and culture, and in our justice system, to help make our home a better place to live and grow. These investments will lead to more economic growth for our province with increased participation in the workforce and reduce the strain on our health care system and social services in the long run.

Investing in Kids and Families

Funding For K-12 Education

Every child matters. That is why we are giving every child in Manitoba the best start by investing in our kids and ensuring hunger is not a barrier to learning. Budget 2024 increases the funding for K-12 schools by $104.2-million and this investment will make a lasting impact for children and families in Manitoba, giving students more attention from their teachers, Educational Assistants (EAs) and clinicians, better resources and improving graduation rates by meeting students’ basic needs and fostering strong ties between families, communities and schools.

School meal programs “make an impact in a student’s ability to reach their full academic potential through improving things that matter like attendance, punctuality and concentration.” – Child Nutrition Council of MB

•  “1 in 4 children under 18 in Manitoba live a food insecure household” – Statistics Canada, 2022

•  33% of food bank users in Canada are children – Food Banks of Canada

•  Canada is the only G7 country without a national harmonized school food program – Arrell Food Institute

•  Over one third of students reported they do not always consume a fruit or vegetable in a day – Health Canada, 2015

Not only did we increase funding for K-12, we are developing a new funding model that will ensure our schools receive stable, predictable funding that meets students’ needs, and keep class sizes small for the youngest learners.

To make up for years of cuts to classrooms and to balance the needs of our growing population, the government is increasing operating funding among public schools by 3.4 per cent. The funding allocation will provide higher levels of funding to divisions with higher enrolment growth, to enable students across the province to receive the supports they need.

Budget 2024 – One Future. One People. One Manitoba.  |  45

Funding of schools includes:

•	$30-million for K-12 universal school nutrition program

•	$3-million toward smaller class sizes

•	$51.5-million in operating costs for public schools

•	$11.3-million for capital support, which includes principal and interest costs related to building schools

•	$10.9-million to independent schools

Budget 2024 creates an Assistant Deputy Minister position for Indigenous Excellence to enhance and support government goals to advance Truth and Reconciliation programming and establish a new Indigenous language initiative.

Budget 2024 provides funding to expand the Bureau de l’éducation française to a stand-alone division. The Assistant Deputy Minister position that was eliminated in 2018/19 has been restored.

In addition, the government is providing $100,000 for remote learning for francophone high school students in the Division scolaire franco-manitobaine (DSFM).

Universal School Nutrition Program

Kids cannot learn if they are hungry. That is why our government has taken historic action to create a universal school nutrition program accessible to all children in every grade, in all public schools. Budget 2024 includes a record $30-million to create a universal school nutrition program that will ensure all children who are hungry at school have access to healthy food. This will help families who struggle to find money for groceries, and make sure forgetting to pack a lunch does not leave a child hungry and unable to learn.

This funding includes $15-million directly to school divisions for local school nutrition programs; $6-million for public schools in communities with the highest economic need; and $9-million in grants for nutrition programming that includes expanding support for the Child Nutrition Council of Manitoba.

New School Construction and Renovations

Manitoba is growing, and this increases enrolment in many communities around the province. Budget 2024 provides $160-million in capital funding for our public education system. This includes funding for two new K-8 schools – Ecole Mino Pimatisiwin School in Seven Oaks School Divisions in northwest Winnipeg and Ecole Sage Creek Bonavista in Louis Riel School Division in southeast Winnipeg. As well as continued funding to finish construction of new schools in Morden and Steinbach, and for the DSFM in Sage Creek. Our government will continue working with school divisions to create enough room for our growing student population, including building more new schools in the coming years.

Each new school will open with new child-care centres, which will increase available child-care spaces, along with an additional $78.9-million in federally funded child-care centres in schools and post-secondary institutions.

Budget 2024 also restarts renovations and repairs to existing public schools with funding for classroom additions and expansions, vocational training space renovations, new and upgraded elevators, new roofs and siding, gymnasium upgrades, and mechanical systems improvement.

Addressing Anti-semitism and

Islamophobia through Education

Our government has heard from Jewish students who tell us they’re afraid to go to school. Our government has spoken with Muslim families who have faced Islamaphobic discrimination and violence.

Our government will combat division and anti-semitism by including Holocaust education in the K-12 curriculum. And we will push for unity and against Islamophobia

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by ensuring educators in our province have anti-Islamophobia toolkits that come from Manitoba’s Muslim community.

The Israel-Hamas conflict has strained some of the ties that bind us together as Manitobans. But our government is clear: we are one people, and hate has no place in our province. Living up to that statement requires continued work, and that action starts in our education system.

$10/day Child Care and Reducing

Class Sizes for K-3 Students

Budget 2024 is lowering child-care fees for more families and improving quality education services in the province with more investments, including:

•	$2.5-million to extend $10/day child-care to non-school days, which will include in-service days, spring and summer breaks, for school-age children

•	$3-million for class size reduction for kindergarten to grade 3 students

•	Manitoba is funding $15.9-million to support new child-care spaces and associated operating costs and subsidies for children aged seven and older. Specifically, the increase will:

○	fund the 4,947 new school age spaces previously announced

○	provide a two per cent base operating grant increase announced in 2023/24, effective April 1, 2023

○	provide one-time start-up grants for 1,980 new school-age capital projects

○	$6.4-million to fund a five per cent base operating increase to child-care centres, effective April 1, 2024

For early learning and child-care initiatives, Budget 2024 is increasing funding by $5-million to support better wages for child-care workers and to increase workforce capacity to manage the expansion of school-age spaces.

Protecting and Supporting Children in Care

Every child deserves to be safe, loved and respected for who they are. Budget 2024 continues to invest in child welfare. Of the $420-million in funding to CFS authorities and agencies, $250-million directly supports foster parents, kinship care providers and group care providers.

Tragic reminders of the need to change the status quo in child welfare happen in every region of the province. That is why our government is collaborating with Indigenous governments and communities to transfer responsibility back to Nations and families.

Our government is decolonizing Child and Families services by transferring jurisdiction to Indigenous governments and communities to transfer responsibility for child welfare where it belongs.

Our government recognizes the sacred work of taking care of kids, and supports foster parents, customary and kinship care, and community care. We will be there for children in care: we will listen to them, we will respect, and we will protect them.

Adult and Children Disability Services

Budget 2024 includes nearly $30-million in new funding to help adults and children living with disabilities live their lives with dignity and support.

•	$15-million for the Community Living disABILITY Services related to increases in the number of participants at residential, respite, day services, clinical supports and staffing stabilization

•	$1.2-million for home share providers that were excluded from funded wage increases for front-line staff in the Community Living disABILITY Services sector in the 2022/23 and 2023/24 fiscal years

Budget 2024 – One Future. One People. One Manitoba.  |  47

•	$3.5-million for Children’s disABILITY Services to address increased caseload

•

$7.5-million for St. Amant Centre’s service delivery, supporting both adult and children’s disABILITY programs. Funding for St. Amant includes $4.7-million for the Community Residential Program, $2.1-million to make the respite Out-of-Home Service permanent for families of the Children’s disABILITY Services program, and additional support for the Autism Early Learning Program through top-ups to tutor wages

•	$2.7-million to increase basic needs for recipients of Manitoba Supports for Persons with Disabilities

MMIWG2S+ Strategy

Manitoba is investing $20-million to support the implementation of a new MMIWG2S+ Strategy, prioritizing making our province safer for Indigenous women, girls and Two-Spirit People.

The strategy will be guided by the Special Advisor on Indigenous Women’s Issues and the Matriarch Circle, as well as the MMIWG2S+ and Gender-Based Violence Committee of Cabinet. This work is a direct response to the Calls for Justice from the National Inquiry and will begin their implementation.

This funding will support programs and services that increase safety for Indigenous women, girls and 2S+ people, including 24/7 safe spaces in Winnipeg, Brandon and Thompson. It will also support Indigenous-led approaches and capacity building within community organizations to ensure they can implement programs that meet the needs of the community. Finally, this funding will support foundational projects like data collection, public awareness campaigns, and public engagement to enable systemic, sustained change in Manitoba and support for the families of MMIWG2S+.

As a further commitment to addressing violence against MMIWG2S+ people, the provincial government is committing $20-million for the compassionate search of Prairie Green landfill for the remains of Morgan Harris, Marcedes Myran and Mashkode Bizhiki’ikwe (Buffalo

woman). The Manitoba government will work with the women’s families, Indigenous, federal and municipal governments to move forward respectfully.

Gender-Based Violence Program (GBVP)

There is an increasing need for support services to meet the needs of more Manitobans being impacted by gender-based violence. Our government is committed to providing culturally-appropriate supports and removing barriers to accessing these supports.

To address the increasing need in Manitoba, the provincial government is investing in organizations to form an umbrella of GBVP-funded organizations to provide services and programming:

•

Making an investment of $2.7-million in Women and Gender Equity Manitoba (WAGE) – to support initiatives through the National Action Plan to End Gender-Based Violence, a Canada-Manitoba bilateral agreement

•	Providing an increase of $1.4-million to WAGE Manitoba for the Sexual Assault Crisis Response and Healing Program led by Klinic Community Health

•	Increasing funding of $231,000 to support one-time grant assistance for initiatives aligned with the expansion of its mandate to include 2SLGBTQQIA+ issues

Manitoba is working on plans across government departments, and with front-line community organizations, to support systemic change to end violence and discrimination against Indigenous women, girls, Two Spirit and gender-diverse people.

Ending Chronic Homelessness

Ending Homelessness

The new Department of Housing, Addictions and Homelessness was created to break down barriers and deliver on the mandate to end chronic homelessness in Manitoba within two terms of government.

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We are doing this by going tent to tent in Winnipeg, Brandon, Thompson and across the province to form relationships and connect people with the housing and wraparound supports for mental health, addiction and a pathway to be employment.

After six months in government, we have already made important progress on ending chronic homelessness. We have connected 46 people from bus shelters and encampments with permanent housing, and 147 more people with temporary housing and wrap around supports. And our government has provided capital and operating funding to support the development of 1,271 housing units, of which 316 are to be rented at affordable rates and 489 are to be rent-geared-to-income across 17 projects.

The department is working across government and with municipalities and federal agencies to connect people with housing, provide wraparound supports and build more social and affordable housing in Manitoba.

Budget 2024 builds on the work we have already done piloting housing projects in Dauphin and Winnipeg, and invests $8-million in new funding to help families at risk of homelessness afford clean and safe housing including:

•	$5-million for new incentives to end chronic homelessness

•	$1-million increase for rent supplements

•	$1-million for a Pest Control Program within Manitoba Housing to ensure the health and safety of residents

•	$1-million in funding to provide fast-access loans to prevent rent or utility arrears and minimize the risk of eviction

Building New Housing

Our government knows that we cannot solve the homelessness and affordability crisis without creating new housing stock. Manitoba is growing and we need new housing for all income levels to ensure all families can find a place to live. We cannot put housing first without building housing first.

Budget 2024 provides $116-million to build at least 350 units of social and affordable Housing and repair over 3,000 units so families have a safe place to call home. This includes repairs and upgrades to existing buildings with $6-million in new funding to acquire and $4-million to renovate existing housing stock for the not for profit sector, and $4.4-million to maintain the existing social housing supply. This funding will help more Manitobans find a safe place to call home by renewing aging housing stock and acquiring new housing assets.

GOVERNMENT INVESTMENT IN

SOCIAL HOUSING IN BUDGET 2024

Millions of Dollars

Affordable Housing Partership Program	$10.0

Capital Grants Program for Not for Profit Sector	$20.0

MHRC Modernization and Improvement of existing social housing	$67.8

Acquisition of new properties	$6.0

Not for Profit Sector investment in modernization and improvements	$4.0

MHRC Repair and Maintenance	$4.0

Maintain Existing Social Housing Supply	$4.4

Budget 2024 Investment	$116.2

We will build additional housing units by partnering with the private sector, municipalities and Indigenous governments to facilitate the planning, development, conversion and building of new affordable housing units.

We are taking action to increase supply across the housing spectrum. By removing PST on new affordable housing units, and providing an incentive for new multi-unit developments, we will boost the

Budget 2024 – One Future. One People. One Manitoba.  |  49

development of both affordable and market rental units in Manitoba to provide more place for people to live in our growing Province.

To help build more housing faster, we will partner with the private sector, municipalities and Indigenous governments to facilitate the planning, development, conversion and building of new affordable housing units. Budget 2024 includes a $20-million fund to increase the social housing supply in Manitoba through proposals from community housing providers to acquire, renovate, or construct new social housing units, and a $10-million investment in a new partnership program.

Budget 2024 is investing $5-million in Manitoba Housing for maintenance, repairs, and demolition as required; and $4.4-million to maintain the existing social housing supply.

Support for Municipalities and Communities

Working with Municipal and Northern Communities

After years of freezes and cuts, Budget 2024 invests in communities across the province. We started with our gas tax cut, providing millions in relief for municipalities. We are ending the previous government’s funding freeze and investing in all municipalities across Manitoba, each will receive more funding than in previous years. Budget 2024 provides a two per cent escalator to municipalities, increasing the budget by $52-million in operating grant funding for the municipal fiscal year 2024, bringing total funding for municipalities and Northern Affairs Communities to more than $232-million. Beyond this our government is committing to reliable, flexible and stable funding to meet the needs of our growing population.

Hard working municipalities have to keep infrastructure and programs running and use a lot of gas and diesel. In addition to increasing operating funding, our cut to the gas tax has led to significant additional savings for municipalities, with an estimated $3.75-million in lower costs for the duration of the freeze.

Our government will be a true partner with municipalities. Over the coming year, we will work with municipal stakeholders, including the Association of Manitoba Municipalities, the Association of Manitoba Bilingual Municipalities and the City of Winnipeg to develop a reliable and flexible multi-year funding model that works for all Manitobans.

Budget 2024 is also funding municipalities for the following purposes:

•

$3.3-million increase in capital grants to municipalities and Northern Affairs Communities (NACs) to address cost pressures on infrastructure projects and allow municip-alities and NACs to continue with important infrastructure projects in Manitoba’s communities

•

$4-million increase, for the Manitoba Water Services Board to meet the challenge of addressing Manitoba’s water and wastewater infrastructure deficit; the increase will lift the board’s budget for 2024/25 to a historic $24-million to support the development of safe, affordable, and sustainable water and wastewater infrastructure in rural municipalities in addition to the $10-million in support to the City of Winnipeg for the Sewage system repair.

•

$730,000 increase to support the Urban and Hometown Green Team, which provides funding to non-profit organizations, education authorities, NAC councils and municipal governments that create summer jobs for youth aged 15 to 29

•

$200,000 increase for 12 Neighbourhood Renewal Corporations (NRC) which serve more than 200,000 Manitobans in local communities each year in areas related to housing, recreation, economic opportunities, and safety

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Funding for Arts, Sports, Heritage, Culture and Tourism

Strengthening communities through arts, sports, and heritage programs enriches the quality of life, helps us recruit and retain workers across all sectors including health care, and makes our communities a better place to live and grow. After years of funding freezes and cuts, our government is committed to enriching and sustaining our arts and cultural organizations with new and ongoing funding that creates good jobs and a vibrant Manitoba. Supporting the sport, culture, heritage, and tourism sectors not only attracts economic investment and top talent, but also encourages Manitobans to stay in the province and establish roots.

Our government is providing the biggest funding increase to arts and cultural organizations in Manitoba in decades. There is significant new funding for the Manitoba Arts Council to open its programs to new clients to better reflect the province’s demographics, and we will provide more funding to Manitoba Film and Music. This funding will help enhance and support the growth of existing organizations that serve Manitobans today, while helping develop the arts for future generations. Our government will ensure this funding is fairly distributed among our vital arts and cultural organizations.

The Manitoba Centennial Centre Corporation – home of our world-renowned Winnipeg Symphony Orchestra, Royal Winnipeg Ballet and Manitoba Opera – is receiving new supports in Budget 2024 to enhance its financial and operational sustainability and to help attract new programming and events to this important facility.

Le Centre culturel franco-manitobain (CCFM) is at the heart of the franco-manitobain community and an important contributor to our status as a bilingual province, with a mandate to present, promote, foster, and sponsor cultural and artistic activities in the French language, and to manage and develop the buildings and property within the area where the corporation has jurisdiction. Budget 2024 increases the CCFM’s operating funding to help support francophone organizations that provide cultural services and programs to Manitoba’s French-speaking residents.

Budget 2024 increases funding to Sport Manitoba for anti-racism and safe sport initiatives for provincial sports organizations. Through Sport Manitoba, the government supports funding to 71 provincial sports organizations and other Manitoba-based sport partners to develop athletes, coaches, officials, and volunteers in the province and implement Manitoba’s Safe Sport Strategy, including policy development, education, and awareness.

Finally, our government is increasing its annual funding for the cultural community and other critical organizations, building on the over $70-million in annual grant funding provided for these and other organizations in this sector. By expanding funding and streamlining the application process, more cultural and community organizations will be able to access funding to host events that draw our communities closer together.

Support for Public Libraries

At a time when public libraries are under attack, our government will defend libraries and the librarians who work in them because we recognize that libraries are a critical local resource that supports community development and the well-being of Manitobans. They provide residents with access to information, education, the Internet, a range of programming, and community connections. Manitoba’s public library system serves communities of all sizes across all regions of the province, including rural and northern communities and urban centres such as Winnipeg.

Budget 2024 includes $1.2-million to implement a new public libraries funding model. This new model recognizes and encourages continued municipal investments in their local library system and incentivizes new investment, strengthening the system as a whole. Total operating funding for rural and northern libraries

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and the Winnipeg Public Library will increase to $8.3-million in 2024/25, from $7.1-million in 2023/24 – an increase of 17 per cent year over year.

Mental Health and Addictions

Expanding Mental Health Supports and Services

Manitobans struggling with their mental health need access to better services, sooner. Budget 2024 delivers help for Manitobans struggling with addiction and mental health. Our government knows that mental illness, substance use and addictions are complex in nature and have broad implications for communities and for the overall economy. According to the Centre for Addiction and Mental Health (CAMH), the economic cost of mental illness is estimated at over $50-billion per year in Canada.

Our government is taking a multifaceted approach by listening to public health professionals, working with health care workers, and collaborating across departments to develop immediate and longer-term solutions.

Tragically, Manitoba has one of the highest suicide rates in Canada and an ongoing mental health crisis in many communities. Budget 2024 is investing in several mental health initiatives to expand mental health treatment options, and investing in a Suicide Prevention Strategy that will help more children in Manitoba thrive to their 18th birthday and beyond.

•

Manitoba is investing $1.845-million to implement a province-wide Suicide Prevention Strategy, with a focus on Indigenous and 2SLGBTQQIA+ youth. An Advisory Group of Indigenous rights holders and organizations, youth, the 2SLGBTQ+ community, and health system partners will provide critical advice on the development of the strategy and engagement of other stakeholders to ensure key relevant perspectives are represented. The strategy will be released in 2024/25, recommending priorities to enhance mental health and suicide prevention services for Manitobans.

•

An increase of $1.1-million for Integrated Youth Services, which brings total support to $3.2-million, a 52 per cent increase from last year co-locates mental health supports, addictions services, primary care, cultural and spiritual care, social services, and housing resources for youth aged 12 to 29. The additional funding will expand the availability of integrated youth services in the province, particularly in rural and northern Manitoba. This will help give youth equitable access to the range of mental health and substance use services they need, when and where they need them.

Budget 2024 provides $500,000 for the expansion of eating disorder programming and services to improve access to services and decrease lengthy wait times for Manitobans.

Compassionate Action on the Addictions Crisis

For years the previous government ignored evidence-backed tool to help with the addictions crisis as overdose deaths rose dramatically. After years of inaction, Budget 2024 acts with compassion to address mental health and addictions crises by investing over $11-million across various departments on mental health and addictions services including hiring 20 new mental-health workers to work alongside law enforcement, establishing a supervised consumption site, and funding more medical detox beds and sobering centres.

This funding will support expert-led harm reduction supports and treatment to help Manitobans connect with primary care and the resources they need to live healthy lives, including:

•

$2.5-million toward a supervised consumption site in Winnipeg that will provide sterile consumption equipment and supervision to reduce infection, save lives and connect Manitobans with health care, mental health supports and wraparound services. This funding will also cover new initiatives in drug testing in Winnipeg and northern Manitoba

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•	$1.5-million in expanding treatment for Manitobans struggling with addiction

•	$500,000 in funding for 24/7 sobering centres in Brandon and Thompson

Public Safety

Budget 2024 delivers help with funding to be tough on crime and tough on the causes of crime, including $6.3-million to address public safety and funding to prevent and respond to crime and support victims of crime. Addressing public safety includes prevention and support to communities such as the Downtown Community Safety Partnership, First Nations Crisis Response Teams and increased resources for victim services. This funding is coupled with:

•

Total police service funding from our Government is $288 million, including an increase of $13.7-million to urban policing grants, a 28 per cent increase. This funding supports the delivery of police services in both urban and rural settings; the first budgeted increase since 2017, and better reflects current costs of delivering police services to all Manitobans

•

An increase of $4-million for critical services and responses will provide supports for up to 25 new mental health professionals to work alongside law enforcement in our communities to provide a compassionate approach to non-criminal and non-emergent crisis situations to better support people experiencing a mental health crisis. This is the first step to fulfilling our commitment to add 100 new mental health professionals. This funding will also create more Integrated Mental Health Teams (IMHTs) which consolidate mental health services from a series of independent services into a collaborative system of care to reduce wait times for mental health services.

•	Scoping, designing and consulting for the Dauphin Justice Facility that will keep communities safe and bring culturally appropriate supports and vocational training to help Manitobans when they are ready to turn their lives around.

•	Acting on the calls of health care workers to add institutional safety officers to keep frontline workers and patients safe.

Crime Prevention and Rehabilitation

To help reduce overrepresentation of Indigenous people, Black people, and other racialized people in the youth justice system, Manitoba is investing $31.7-million for Youth Justice Funding Programs to direct youth to the right services at the right time and addressing the root causes of crime. The goal is to reduce the crime by incorporating the principles of restorative justice and rehabilitation and to promote better outcomes for young people and their communities.

The province is investing in programs to provide youth in contact with the law to reduce the average number of days that youth are in custody by providing culturally appropriate supports to meet their healing and wellness needs, reduce their involvement with the justice system and support connection with culture and community.

Budget 2024 includes an increase of $8.6-million for services and programs that support justice, crime prevention and response, victim services, policing, and provide resources to families navigating the justice system. This increase will support improved public safety by increasing police funding and supporting critical programs to address the needs of youth in the justice system, including:

•

Funding for the First Nations and Inuit Policing Program (FNIPP) that provides federal and provincial funding for policing and public safety for First Nations, a direct response to Call for Justice #5.4: “…to transform Indigenous policing into an exercise in self-governance and self-determination and ensure that funding is equitable with other non-Indigenous police services in Canada”

Budget 2024 – One Future. One People. One Manitoba.  |  53

•

Resources for the Intensive Rehabilitative Custody and Supervision program that provides specialized support and interventions for youth with complex mental health needs who have been convicted of serious violent offences

•	Support for the Indigenous Court Work Program to ensure culturally relevant, fair, and equitable access to justice for Indigenous Peoples charged with an offence

•	$300 security system rebate for families and small businesses that will help keep seniors and families stay safe.

Addressing Sexual Assault and Intimate Partner Violence

Manitoba is making progress on its commitment to provide better care for victims of sexual assault by funding Klinic Community Health Inc., Ka Ni Kanichihk, and other partners to support the Sexual Assault and Intimate Partner Violence Crisis Response Program.

Protecting the Environment

From droughts to shorter winters, Manitobans see the effects of climate change all around them. Our government knows families can’t be healthy without a healthy environment. Our government is committed to protecting our natural spaces and lowering emissions so Manitobans can enjoy clean air and healthy lakes for years to come.

Budget 2024 advances our government’s commitment to achieving net-zero targets by 2050, including:

•	$5.4-million in rebates for new and used EVs and plug in hybrids

•	Partnering with the Federal government to deliver heat pumps to Manitoba homes, reducing emissions and saving families money

•	$10-million to support plans to meet Manitoba’s emissions reduction commitments under the
Pan-Canadian Framework on Clean Growth and Climate Change, part of the Low Carbon Economy Fund Bilateral Agreement with the federal government

•

$6.4-million for initiatives under Manitoba’s plan for climate and sustainability priorities and to restore funding to environmental organizations that are engaged in strategic greenhouse gas mitigation and climate change adaptation programs across all sectors

Starting with our initiative to protect the Seal River Watershed District, Budget 2024 takes additional steps to protect our lakes, natural spaces, wildlife and promote biodiversity including:

•	An increase of $500,000 for the Aquatic Invasive Species (AIS) Program, to more effectively prevent and slow the spread of AIS and increase watercraft inspection and decontamination stations

•	$130,000 to support the Polar Bear Alert Program, a one-of-a-kind program unique to Manitoba that works to protect polar bears, people, and property in Churchill and the surrounding areas

•

In an age of recurring wildfires caused by climate change, we are adding $8-million in funding for wildfire protection, including upgrades and new bunkhouses at wildfire program base stations across the province, purchasing five new Initial Attack trucks for the Manitoba Wildfire Service, and repairing and enhancing Manitoba’s weather station network program.

•	Enhancing enforcement powers by imposing new penalties on anyone who fails to comply with an environmental protection order

•

Continuing to plant trees as part of the 2 Billion Trees Initiative in partnership with the Government of Canada to ensure additional trees are planted in our urban centres and public forests to help restore nature and promote biodiversity.

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Our government is investing in parks, trails and wilderness spaces, providing new funding to keep our off-road trails in good condition for Manitobans to enjoy and working with communities to protect our natural resources by:

•	Adding new staffing for parks and other services through Environment and Climate Change to better support access to natural spaces and protect our environment.

•

Revitalizing and staffing up the Conservation Officer Service to build relations and foster an effective, responsive and professional service that works with Manitoba communities to ensure public and natural resources are protected.

•

$5.3-million to provide funding for ATV MB and Snoman to support off-road trail development and maintenance, safety and education programs and rehabilitation of lands and trails damaged by ORV activity. This will make Manitoba’s trails safer and more accessible to more families looking to get out and explore.

•	Reviewing the contract for e-permits for hunters, anglers, and park passes, and covering cost increases due to the contracts signed by the previous government.

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Growing our Economy

Manitoba has a diverse and stable economy powered by

the affordable clean energy of Manitoba Hydro. We have

a young, growing and diverse workforce, and we are one

of the few provinces in Canada where working families

can afford to own a home. We have top-tier educational,

research, training and trades programs that ensure new

industries have access to the talent they need to thrive.

But for the last seven years, the province has failed to put forward a central economic strategy that builds on our advantages. Manitoba has not had a coordinated trade and investment strategy for over seven years and without a coordinated strategy, we haven’t been able to seize new opportunities. Our new government is different. We are creating an economic strategy that builds on our advantages, invests in a complete supply chain for the growing low carbon economy, and sets the right conditions to attract investments that maximize local, provincial, and international trade relationships and create good Manitoba jobs.

Investing in our Economy

Our government is making significant investments in people – with funding for child care and advanced education, creating more employment training spaces, attracting and retaining more international workers, and formulating affordable and fair taxation polices. These investments will secure the province’s economic recovery from the lingering impacts of the pandemic, lock in gains already achieved and help Manitoba seize future opportunities.

To help guide the formulation of a central economic strategy, the Premier’s Business and Jobs Council brings together diverse business leaders from all regions and various sectors of the economy. This Council is tasked with advising our government on a provincial economic development plan that will grow the economy with good jobs for Manitobans.

For years other provinces benefitted from the Federal government’s Strategic Innovation Fund while Manitoba was left behind. While we are committed to working with the Federal government to leverage funds, our new government is getting in the game by creating our own fund starting at $50-million. Manitoba’s new Strategic Innovation Fund will help our government by providing targeted supports for industry when and where it will create the most benefit.

Post-Secondary Education Funding

To ensure that Manitoba builds capacity for individuals to gain the skills and competencies needed to meet the growing demand, Budget 2024 provides new investments focused on addressing provincial labour market needs. We are investing $43-million, returning to stable, predictable funding that will ensure institutions have the resources they need to provide high-quality programming for our students and to support our economy. And we are lifting the freeze on adult learning restoring the 1-1 apprenticeship ratios, and expanding apprenticeship opportunities to help more Manitobans

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find a good job, provide for their families, and create the opportunity to pursue further advanced education.

We are also providing strategic investments to create more training seats and capacity in priority labour market programs, including:

•	$26.6-million for more medical doctor training seats

•

$1-million to support the Interdisciplinary Health and Community Services Simulation Centre at RRC Polytech, one of several post-secondary education initiatives to increase the supply of health care professionals in the province

•

An increase of $1.5-million for apprenticeship training, one of the primary pathways for training Manitobans to fill positions in demand and meet the future needs of employers. Funding will be allocated to a suite of programming to drive and support enrolment in apprenticeships.

•

Unfreezing funding for adult learning and literacy by providing a $1-million increase to adult learning, the first increase since 2016, to address labour market skills gaps and to encourage adult education programs.

Our government will also be providing an additional $250,000 in industry partnership funding to Research Manitoba, our provincial research agency that advances research and innovation in health, natural and social sciences, engineering, and the humanities. This additional investment will support early career researchers and graduate students, attract research talent to our province, and help foster strategic partnerships to secure additional research funding.

Expanding Our Low Carbon Economy

Thanks to Manitoba Hydro, blue collar clean energy jobs aren’t a dream in Manitoba – they are a reality. Our government is creating more low carbon jobs and expanding our low carbon economy through strategic investments in clean technologies, sustainable energy and critical mineral development. We recently helped support the creation of 400 low-carbon manufacturing jobs at New Flyer Industries Group to support their All-Canadian Build facility to manufacture, finish and service zero-emissions buses in Canada, for the Canadian market and establish a National Heavy Equipment Vehicle Innovation Centre of Excellence.

Manitoba is an international trade corridor – linked by sea, rail, road and air from the Arctic Ocean to Mexico. We are building on this natural advantage with a $30-million investment to repair and upgrade the railroad and Port of Churchill solidifying our position as a maritime province, and we’re investing in CentrePort Canada Inc. to help them develop new business opportunities as we work closely with national and international partners to explore potential international investment and trade opportunities in Manitoba.

The development of a real critical minerals strategy is key to being a low carbon leader for generations to come, creating good jobs and ensuring economic prosperity and reconciliation in northern Manitoba. These minerals are essential for a wide range of applications, including clean energy technologies, electronics, telecommunications, and advanced manufacturing. Global demand for these minerals is rapidly increasing and will play a vital role in economic growth and innovation in Manitoba.

Currently there are 48 active critical mineral exploration projects in Manitoba, representing over 70 per cent of mineral exploration activity occurring in the province.

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  MANITOBA’S CRITICAL AND STRATEGIC MINERAL COMMODITIES

Minerals	Description
Cesium and Tantalum

Cesium is used in many technologies including solar panels and devices that convert heat into energy. Tantalum is used in electric capacitors, the foundation of modern electronic devices. Cesium and tantalum are secondary commodities for a number of lithium projects. Both minerals have been historically mined at the Tanco Mine, which boasts one of the world’s largest reserves of cesium.

Chromite

Chromite is the ore from which chromium and chromium compounds are obtained. Chromium is particularly important for clean energy technologies including geothermal, nuclear, wind, hydro, and concentrating solar power. Manitoba has chromite deposits in the Bird River Sill in the southeastern region.

Cobalt

Cobalt has many industrial and commercial applications including use in EVs and battery storage. Cobalt is a by-product of other mined metals or minerals in Manitoba, including nickel, copper, and platinum group elements.

Graphite

Graphite is used in many industrial manufacturing products and is a key ingredient in lithium-ion batteries and energy storage technologies. Graphite deposits are currently being explored along the Thompson nickel belt.

Helium

Helium is a versatile gas with current exploration focused on southern Manitoba. While some helium occurs within oil fields, most helium in Manitoba is classified as “green helium” and is not associated with any oil and gas.

Platinum-group elements (PGEs)

PGEs have unique catalytic and stable electrical properties and are increasingly recognized for their use in hydrogen technologies. PGEs are by-products of other mined metals or minerals in Manitoba, including nickel and copper.

Potash

Potash is mainly used as an agricultural fertilizer with other uses in pharmaceuticals, ceramics, and water conditioners. The first potash development project in southwestern Manitoba, advanced by Potash and Agri Development Corporation of Manitoba and its equity partner Gambler First Nation, recently began pilot production.

Rare-earth elements (REEs)

REEs are an important material used in permanent magnets required for manufacturing EVs and wind turbines. REEs are known to occur in Burntwood Lake, Brezden Lake, and Cinder Lake with the most significant known occurrence in Manitoba located east of Lynn Lake in the Eden Lake Complex.

Tungsten

Tungsten is an excellent conductor widely valued for its high density and ability to withstand high temperatures, making it a useful element in the production of EV batteries. Tungsten deposits are known to occur as a potential byproduct in high-grade gold deposits situated in northeastern Manitoba near Stull Lake.

Uranium

Uranium has high energy density and is an essential source of fuel for nuclear power plants and small modular reactors. Historically, uranium exploration has been focused in the Lac Brochet area. However, uranium potential has recently been identified for further exploration in areas east of the Town of Snow Lake.

Vanadium, Titanium and Magnesium

Vanadium, titanium, and magnesium are important elements in clean, renewable energy technologies. These are actively being explored in Manitoba, with vanadium and titanium activity in the Cross Lake area and magnesium exploration in south-central Manitoba.

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  MANITOBA’S CRITICAL AND STRATEGIC MINERAL COMMODITIES

Minerals	Description
Zinc

Zinc has applications in energy storage, concentrating solar power, hydro and wind power, and other clean energy technologies. Zinc is considered a primary commodity alongside copper at a number of exploration sites in Manitoba and is currently produced at Hudbay Minerals’ Lalor Mine near Snow Lake.

Other known critical mineral occurrences

Antimony, bismuth, fluorspar, gallium, germanium, helium, molybdenum, niobium, and the REE scandium are all on Canada’s critical minerals list and have been found in Manitoba. Arsenic, beryllium, and rubidium, which are critical minerals identified by the U.S., also occur in the province.

Indigenous Economic Development Fund

Manitoba has the largest per-capita Indigenous population of any province at 18 per cent, and it is younger and growing at a faster rate than any other demographic in Manitoba. Economic opportunities are one of the most significant aspects to the removal of barriers and the full inclusion of Indigenous people in the Manitoba economy.

To tap into this potential, for the first time in the province’s history, a Department of Indigenous Economic Development was established to help realize a vision that all Manitobans will continually benefit from the contributions of Indigenous Manitobans and businesses towards economic reconciliation and related development.

To promote Indigenous economic development and employment opportunities, the provincial government will invest $4-million in the Indigenous Economic Development Fund (IEDF) to provide grant funding for programs and services that support Indigenous business owners, entrepreneurs and organizations. This injection of new capital funding will unlock future investments and opportunities.

A portion of the funding will also be set aside for engagement with Indigenous peoples to develop an Indigenous economic development strategy and program framework.

Working Together to Grow the Economy

The Manitoba government is investing in industry partnerships. This funding allows economic development organizations in Manitoba to collaborate with the government on economic growth and job creation opportunities and to provide support to businesses in all regions of the province. New funding of $250,000 will go to Economic Development Winnipeg to fund the second year of a two-year commitment to support Foreign Direct Investment activities on behalf of Manitoba.

Our government will also be providing an additional $250,000 in funding to Research Manitoba, our provincial research agency that advances research and innovation in health, natural and social sciences, engineering, and the humanities. This additional investment will support early career researchers and graduate students, attract research talent to our province, and help foster strategic partnerships to secure additional research funding.

Beyond working directly with businesses, Budget 2024 also provides direct funding supports to help more parents return to the workforce by creating more child care spaces by investing $15.9-million in operating and subsidy supports, and $5-million for wage supports, for child care centres across the province.

Our government is also supporting agricultural producers by restoring $200,000 of funding to reopen two MASC offices in rural Manitoba to help agricultural

Budget 2024 – One Future. One People. One Manitoba.  |  59

producers access business services closer to their operations, funding $135,000 to implement the Veterinary Strategy to help address the shortage of veterinary professionals in Manitoba and providing $146.9-million in Business Risk Management services for producers.

When employers and workers collaborate on building and growing our economy, everyone benefits. Our government will help ensure labour disputes can disrupt this collaboration, but they can also be artificially extended through the use of replacement workers. That is why our government will help ensure more disagreements are dealt with at the bargaining table where they belong by prohibiting the use of replacement workers and establishing a clear dispute resolution process for determining essential services.

Trade Strategy

Our new government has a positive partnership with the federal government and it’s paying off for Manitobans in new low-carbon affordability initiatives like our geothermal heat pump program, protecting natural spaces and investing in tourism hubs like Churchill. We also have strong partnerships with Manitoba business leaders and our government is committed to increasing investment and maximizing trade relationships to grow the provincial economy with good jobs for Manitobans. Budget 2024 is increasing its investment in the development and implementation of a comprehensive trade strategy with a renewed focus on trade relationships and expanding export capacity.

While other Canadian jurisdictions have invested significant new resources in trade strategies and activities over the past several years and are aggressively pursuing export growth as a key component of their economic development strategies, Manitoba has not had a comprehensive trade strategy or robust trade programming for the past several years despite the fact that we have numerous successful businesses that engage in trade. Our government is committed to leveraging and strengthening those established trading relationships to increase trade between Manitoba and the US to spur economic gains that benefit all Manitobans.

Through meaningful investments in strategic infra-structure and trade corridors, Manitoba is positioned to expand its presence on the global stage and increase our competitiveness in new markets. Our new trade strategy will build on these advantages, filling a gap that has existed for several years.

Investing in Workforce

Training and Development

The skilled worker shortages remain a concern for many small and medium-sized businesses in the province making it difficult to fill job vacancies. At the same time, Manitoba is forecasting 114,300 job openings between 2022 and 2026, with 56 per cent requiring some post-secondary education and training (e.g., college, university, trade certification). We are taking action to ensure Manitobans can get the training the need to get these good jobs.

Interprovincial Training Agreements

Budget 2024 allocates $8.2-million to funding related to interprovincial training agreements, an increase of $625,000. The funding increase will support training in the following areas:

•	Cardiovascular Perfusion

•	Clinical Genetics Technology

•	Combined Laboratory X-Ray Technology

•	Electroneurophysiology training

•	Veterinary Medicine

•	Nuclear Medicine Technology

•	Prosthetics and Orthotics

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Settlement and Integration Services

Whether you come here to study, to build a better life or to reunite your family, our province is ready to welcome you. We are improving immigration and settlement services for newcomers with a new $750,000 investment. This funding will help newcomers make Manitoba home and help grow our economy by better attracting and retaining skilled workers and business investors in our province.

Currently, gaps exist in services for temporary foreign workers in agriculture, language training for newcomers, and research and evaluation of outcomes. The additional resources will fund service providers and community groups to extend services to existing and increasing number of newcomers.

Manitoba settlement service providers also deliver services to Ukrainian temporary residents who have fled Russia’s brutal and unjust war. The additional support for direct settlement and integration services for newcomers in Manitoba supports the department’s mandate of ensuring newcomers to our province have the support they need to find meaningful work and build a good life in Manitoba.

Investing in Roads and Infrastructure

In total, Budget 2024 invests $1.7-billion including significant investments in capital construction projects across all sectors of our economy – from roads and bridges, to schools and hospitals, to personal care homes and airports. By building Manitoba’s infrastructure, we can create good jobs for thousands of Manitobans each year.

Major Capital Investments

A key responsibility of our government is to maintain and expand transportation infrastructure in Manitoba. Specific investments include:

•	An annual highways, transportation water capital investment of $540-million.
•

As well, to help prioritize investment in the public interest, Manitoba is creating a blue-ribbon infrastructure advisory panel to ensure Manitobans get the roads and highways they need. This group will listen to residents across the province as they prioritize the projects that will grow the economy, create jobs and deliver for families.

•

Investing $233-million of total funding for the Federal/Provincial Investing in Canada Infrastructure Program (ICIP) will go towards continuing projects in five funding infrastructure streams of public transit, green infrastructure, community, culture and recreation, rural and northern communities and COVID-19 resilience, supporting an array of capital projects such as roadways, water treatment facilities, community centres, post-secondary institutions, information technology systems, transmission lines, and floodways.

•

In addition to highways funding, our overall capital budget makes significant investment including $635-million for Health, Seniors and Long-Term Care, $160-million in Education and Early Childhood Learning, $106.6-million in Government Services, $77.8-million in Housing, Addictions and Homelessness, and $38.6-million in Advanced Education and Training.

•	This includes funding for preliminary design, scoping, and project costing for:

○	Victoria General Hospital Emergency Room, Design

○	Dauphin Centre for Justice, Design

○	CancerCare Manitoba Headquarters, Scope and Design

○	Lac du Bonnet Personal Care Home, Construction

○	Wasagamack Airport and Northern Airport, Strategy Development

○	Eriksdale Emergency Room, Design

Budget 2024 – One Future. One People. One Manitoba.  |  61

○	Red River College Polytechnic Nursing Simulation Lab, Construction

○	Bannatyne Campus Expansion for undergraduate medical training

○	Ecole Mino Pimatisiwin School and Ecole Sage Creek school Bonavista, construction

•

An increase of $1.1-million in a cost-sharing agreement with Indigenous Services Canada will reinstate the North/South Winter Road connecting the communities of St. Theresa Point First Nation with Berens River First Nation.

•

Funding of $30-million has gone toward the development of the Port of Churchill gateway and the continued upgrading of the Hudson Bay Railway, which provides critical, year-round surface transportation access for several remote northern communities. Extending Churchill as part of Manitoba’s extensive transportation hub opens up new trade corridors.

•

The province is providing $200,000 for a study on relocating the rail lines dividing Winnipeg north and south. The study will determine the feasibility and possible timelines for relocating the rail lines and whether the relocation can be done incrementally. A relocation of the rail lines would move large rail yards that serve as barriers between neighbourhoods and potentially increase safety as hazardous materials would no longer be transported through residential areas.

Investing in Agriculture

The Manitoba government is supporting Manitoba agricultural producers and the competitiveness of the province’s agricultural sector.

Manitoba AgriInsurance and Risk

Management Supports

Manitoba’s AgriInsurance program is expected to provide farmers with nearly $5-billion in coverage on an estimated 9.55-million acres for the 2024 crop year. In 2024, AgriInsurance premiums will be lower than they were in 2023 for most crops insured in Manitoba. For annual crops, producers can expect to pay an average premium of $16.21 per acre in 2024, compared to $19.21 per acre in 2023.

Manitoba is investing a total of $146.9-million across its suite of Business Risk Management programming to provide strong supports for producers and ensure that Manitoba’s Agricultural sector remains competitive and resilient. This includes:

•	$91.9-million for AgriInsurance to provide affordable insurance that protects producers from production and quality losses caused by extreme weather events and other natural hazards

•	$5.2-million for Wildlife Damage Compensation to compensate producers for losses sustained through crop damage and livestock predation

•	$33.8-million for AgriStability to protect producers against large declines in farming income due to production loss, increased costs, and other adverse market conditions

•	$16-million for AgriInvest to help producers manage small income declines and make investments to manage risk

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Veterinary Medical Services Strategy:

Budget 2024 is allocating $135,000 to implement the Veterinary Medical Services Strategy to attract and retain veterinary medical professionals in underserved areas of the province. Manitoba currently has a shortage of veterinarians and vet technicians. This funding includes tuition rebates for students trained at the Western College of Veterinary Medicine (WCVM), and funding for five additional seats within the VetSTEP summer work program for WCVM students with a focus on commercial animals.

Investing in Manitoba Agricultural Services

Corporation (MASC) Service Centres

Our government is investing $200,000 to reopen the first two additional MASC service centres to better serve producers in Manitoba. These additional service centres will be chosen in consultation with communities to improve access to MASC products and services for producers by reducing commuting time. The site for the first centres to be reopened will be selected based on need and in consultation with the communities impacted by the closures.

Budget 2024 increases the loan amount eligible for the Young Farmer Rebate from $200,000 to $300,000 and the lifetime maximum rebate from $20,000 to $30,000. The Young Farmer Rebate is available through MASC and assists farmers under the age of 40 with their cash flow requirements during the critical start-up phase of their businesses.

Budget 2024 also introduces a new lending fee credit to minimize the upfront cost of financing through MASC available to farmers under the age of 40 who complete an educational program about agricultural financing.

Livestock Predation Prevention Strategy

Budget 2024 is investing new funding to implement a Livestock Predation Prevention Strategy to better protect livestock from predatory animals in Manitoba. The strategy will help improve understanding of the risks, and work toward developing effective prevention and mitigation methods to reduce future losses.

Wildlife predation of commercial livestock is a significant problem for Manitoba producers, with more than 2,000 commercial animals lost each year. This results in significant economic losses to producers, as well as higher costs to Manitobans through their share of compensation under the Wildlife Damage Compensation Program, funded by the federal and provincial governments.

Canada-Manitoba Sustainable Canadian

Agricultural Partnership:

Manitoba entered into an agreement with Canada on the Sustainable Canadian Agricultural Partnership (S-CAP) to invest $221-million over the next five years (2023-2028), with the federal government providing 60 per cent of the funding and Manitoba providing 40 per cent to ensure sustainable development of the agri-food industry into the future. Initiatives funded through S-CAP include:

•

An investment of 12.5 per cent of the S-CAP envelope will be directed to the Resilient Agricultural Landscapes Program (RALP) providing funding for projects that reduce Greenhouse Gas Emissions, as well as expanded eligibility under the carbon sequestration and grasslands resilience stream to primary producers, community pastures, agricultural Crown land forage lease holders and Indigenous primary producers and communities.

•

Funding of $2.9-million over two years will support a study with Azure Sustainable Fuels Corp. to produce sustainable aviation fuel (SAF) using feedstock products, an initiative with the potential to contribute up to 65 per cent of the emissions reduction needed by the aviation industry to reach net-zero by 2050.

•	Investment of $1.3-million over five years with Assiniboine Community College (ACC) will support applied research and extension advancing horticulture production through innovative and

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sustainable production practices, improving the profitability, growth, and sustainability of the Manitoba horticulture industry and putting it at a competitive advantage with other horticultural producing regions in North America.

•

An estimated $12.1-million in funding over two years through the Sustainable CAP Capital Infrastructure and Investments program will support 68 projects enabling companies to scale up production, create new jobs, support employee skill development, and increase the value and volume of Manitoba’s processed foods, strengthening our province’s economic competitiveness.

Value-Added Strategy for

Manitoba Farm Products

Processing farm products grown in Manitoba creates value-added economic activity at home, not only from processing activities, but also from supporting a broad range of service industries, such as trucking and packaging. Manitoba Agriculture is developing a strategy to increase the amount of Manitoba-grown farm products processed in the province, which will result in an additional boost to the economy and generate new jobs.

Benefiting from proximity to a large volume of farm products, agriculture and food processing activity has substantially increased in Manitoba and is significantly bolstering annual economic production. Since 2018, food processing industry sales have seen growth of 73 per cent overall, an average of over 11.5 per cent per year. Correspondingly, exports of Manitoba-processed foods have grown by 70 per cent over that same period.

Manitoba’s Manufacturing Food

Processing Sales

Source: Statistics Canada

Manitoba’s Manufacturing Food

Export Sales

Source: Statistics Canada

64  |  Budget 2024 – One Future. One People. One Manitoba.

A Government that Works for You

Manitobans work hard to provide for their families and give back to their communities. You deserve a government that works just as hard to deliver the programming and services that we all rely upon. From fixing the backlog at Vital Statistics so Manitobans don’t have to wait for essential documentation, to making our highways safer and reuniting families by processing immigration applications faster, our government is working to make life better for you.

We are committed to balancing the budget in four years, taking responsible steps to deliver on our commitments while being responsible with our finances. Our government is open, accountable and listening to Manitobans and we are always striving to improve services, reduce bureaucracy and make life better for all Manitobans.

Fiscal Responsibility and

the Path to Balance

Manitobans expect their government to be a responsible steward of the public purse. The previous government mismanaged our province’s finances and left a financial mess. According to an independent review of decision making by the previous government by MNP LLP, the previous government made risky financial decisions while ignoring clear signs of changing economic conditions.

“From the release of the 2023/2024 budget to October 3, 2023, budgetary decisions were made that collectively represent high budgetary risk.” Post Election Financial Accountability Review, MNP Report, February 21, 2024

This mismanagement led to massive, unbudgeted overruns in spending that have produced one of the worst fiscal records in Manitoba history. The Third Quarter report shows a deficit of $1.997-billion, and these budget overruns are attributable to the health care bureaucracy established by the previous government.

Our government is different. We will be transparent about financial pressures facing our province, responsible and measured in our decision making, and accountable to Manitobans. We are rebuilding health care by making smart, strategic investments and clearing the backlog of health card applications. And we are making sure that these investments go where they are needed by launching a comprehensive financial audit and review of health authority budgeting and spending practices so that Manitobans can know their health care dollars are going toward patient care and services, not waste and mismanagement.

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Budget 2024 starts the hard work of repairing the fiscal mess by reducing the deficit left by the previous government. We are restoring services, making life more affordable for families, and putting our province on a responsible path to balance by 2027/28.

Manitoba Summary Operating Surplus (Deficit)

Sources: Manitoba Finance

f - Forecast b - Budget p - Projections

Eliminating the Backlog at

Vital Statistics and Restoring

Public Services

Manitobans shouldn’t have to put their lives on hold while they wait for health cards, birth certificates and other important government documentation. Budget 2024, increases the funding level to Manitoba’s Vital Statistics Branch by $408,000 to build capacity to accelerate processing times, improve client services and support the implementation of the Truth and Reconciliation Commission of Canada’s Call to Action # 17 and 71.

By increasing staffing at Vital Statistics our government has already eliminated the backlog of birth, death and marriage certificates. With these new staffing levels, Vital Statistics aims to meet or exceed established turnaround times to register life events and issue birth, marriage and death certificates.

Budget 2024 also restores positions to create better outcomes for key government programming. This includes:

•	9 new positions to administer and process Manitoba Provincial Nominee Program applicants to eliminate the backlog and help reunify more families, more quickly.

•	Canceling hunting and angling license, and park pass increases planned by the previous government.

Safer Roads and Highways

It is the responsibility of the province to repair and maintain provincial roads and highways. Budget 2024 puts taxpayer dollars to good use by investing $500-million in capital investments and increasing funding for highway maintenance operations to ensure our assets are in a state of good repair, by $7.7-million in 2024/25. As part of this funding, government is implementing a pilot program for 24-hour highway operations on the Perimeter Highway.

In addition, the Manitoba government is adding $209,000 of funding for winter road maintenance. Highway maintenance and timely winter operations will keep families safe, protect communities from flooding, and create good jobs for Manitobans.

Calling an Inquiry into the

Winnipeg Police Headquarters

Budget 2024 sets aside $500,000 to lay the groundwork for an inquiry into the Winnipeg Police Service Headquarters scandal. Manitobans should be able to trust that governments at all levels are using taxpayer funds in the public interest and for too long there has been a dark cloud over this project. This inquiry will get to the bottom of this matter and improve accountability related to public spending. The first stage of this inquiry

66  |  Budget 2024 – One Future. One People. One Manitoba.

will include setting terms of reference establishing a timeline and appointing the right person to lead the inquiry.

Pandemic Response Review

Budget 2024 has the funding to call a forward-facing review into the province’s pandemic response to learn from our experience and build a more resilient health care system for the future. The review will examine all aspects of our pandemic response including ICU capacity, enforcement and public health communication.

Improving French Language Services

The Manitoba Government recognizes the founding role of the Francophone community in our province and is committed to protecting their rights and improving access to French language education, health care and other services as a truly bilingual province. As a result, the Francophone Affairs Secretariat is now part of Manitoba’s Department of Sport, Culture, Heritage and Tourism. Among other services, the secretariat supports the operation of Bilingual Service Centres across Manitoba and provides for the translation, interpretation and terminology management services for government.

In anticipation of a new Canada-Manitoba Agreement on French Language Services with the federal government, Manitoba will increase investment in the operations of the secretariat by almost $500,000. Manitoba Municipal and Northern Relations will also increase its funding to the Association of Manitoba Bilingual Municipalities for translation services for the province’s designated bilingual municipalities by an additional $100,000 – the largest increase in funding for these services in more than 20 years.

Supporting and Investing in

Manitoba’s Public Service

Our government knows that it is Manitoba Public Servants who are critical for delivering the services, programs, and supports that Manitoba families need. We believe in cultivating a sustainable, diverse and inclusive workplace and culture within the government. We are listening to public servants and are committed to working with Manitoba’s Public Service as it continues to evolve in its journey as a modern, innovative and sustainable organization.

Supporting Training,

Diversity and Inclusion

Improving equity with targets, the Manitoba government is committed to supporting the ongoing growth and development of all employees, equipping the public service to provide high-quality services and programs that Manitobans rely upon, and preparing to meet the needs of the future. With a budget of $2-million, the Learning Fund will offer employees access to funding for professional development opportunities fostering continuous improvement within Manitoba’s Public Service.

The diversity of Manitoba’s Public Service is critical to ensure that public servants represent the Manitobans they serve. The Manitoba government will continue strengthening equity, diversity, and inclusion efforts, and advancing Truth and Reconciliation in meaningful ways, focusing on actions and initiatives that build a sense of belonging and workplaces where employees feel included and safe to bring their whole selves to work. This includes supporting employee-led network groups for employees who share a common identity or lived experience, as well as providing leaders with resources and training on supporting diverse teams, including new training in inclusive leadership.

Budget 2024 – One Future. One People. One Manitoba.  |  67

The Manitoba government also requires all employees to complete a suite of mandatory training courses to help provide a strong foundation from which to cultivate respectful, accessible, culturally-safe and inclusive workplaces. New mandatory training includes Our Shared Journey Towards Truth and Reconciliation, the first module of which is required to be completed by all employees by the end of the 2023/24 fiscal year. The three remaining mandatory modules are under development and expected to launch in the summer of 2024.

As a commitment to ensuring a public service that is representative of the Manitobans we serve, new roles focused on supporting the recruitment, retention and development of Indigenous employees and employees with disabilities are being created. Enhanced and innovative outreach efforts to build relationships with community organizations that support the recruitment of diverse individuals are being initiated, including through the new Government of Manitoba Career Fair to promote the provincial government as an excellent employer and good choice for equity candidates in Manitoba.

Improving Retention Through

Employee Engagement

The Manitoba government recognizes that an engaged public service is essential to the long-term success of a productive and sustainable organization, helping to deliver on Manitoba government priorities. Valuable feedback continues to be collected from employees through Employee Perspective Program surveys, including an annual Employee Engagement Survey. Offering a direct line to senior government decision-makers, information collected through the program helps shape the public service culture and inform enhancements to programs and initiatives that support employee engagement and retention.

The Manitoba government is also focused on achieving fair, measured and reasonable collective agreement settlements across Manitoba’s core public service, while demonstrating fiscal responsibility to all Manitobans.

By supporting employee engagement, alignment with organizational priorities and performance measurements, leaders will continue to engage employees in ongoing coaching, development and learning conversations to grow in, and beyond, their roles. For new employees, the enhanced onboarding experience will continue to enable the successful integration of employees into Manitoba’s Public Service.

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Capital Investment

The capital budget includes investments to build the economy of the future, investing in both vertical and horizontal infrastructure. This includes investments in capital for health care, housing, public schools, universities and colleges, highways, hydro, water and climate resiliency infrastructure, equipment, fleet vehicles, and information technology.

Investments in infrastructure create long-term social and environmental benefits and build a thriving local economy for Manitobans. These investments build, maintain and renovate facilities: for health care; the schools, colleges and universities that will educate the next generation; social housing to help end chronic homelessness; roads and highways throughout the province and improvements to enhance safety and economic activity on those roads.

During the construction and installation phase, good paying jobs are created, increasing household and business incomes and boosting overall economic growth. When new infrastructure assets are completed, permanent jobs will be available to Manitoba’s growing population.

After a long period of low interest rates, 2023/24 saw high interest rates and high inflation present a significant cost escalator for infrastructure projects that were approved for the 2023/24 capital budget. After sever years of being unable to deliver on planned capital projects, averaging to only deliver $1-billion per year on an average of $1.4-billion annual budgets, Manitoba’s actual capital costs exceeded budget authority in 2023/24.

An independent report confirmed that the previous government made decisions with high budgetary risk, and this included the choice to approve total capital projects that were significantly more expensive than in previous years. In the face of high inflation and increasing borrowing costs, the previous government did not reevaluate their capital spending program to consider the long-term debt implications of borrowing at higher interest rates. Capital projects continued to be approved and some were even accelerated, leading to increased borrowing and debt-servicing costs that will be felt for years to come. The choice to borrow more at higher interest rates for 2023/24 capital projects is a significant contributor to provincial debt and debt servicing costs.

Responsible infrastructure planning requires balancing investment priorities in the economy with good stewardship of public funds. Effective investment will involve streamlining planning and processes for delivering capital projects. This year, Manitoba is taking a whole-of-government approach to planning and investing in infrastructure by:

•	identifying the highest priorities in capital projects across summary government

•	matching investment levels to sector capacity, to reduce market saturation

•	growing Manitoba’s infrastructure investment at the rate of projected population growth

•	continuing to allow for transfer of lapse to areas of priority

Manitoba plans capital investments on a rolling five-year cycle. The 2024-2029 five-year plan targets fiscally responsible levels of growth, support for the economy, and meaningful state-of-good-repair investments in public infrastructure.

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For sustainable growth in 2024/25, a fiscally responsible target of $1.7-billion of financed capital investments has been created, growing at the rate of population growth over the next four years. The total strategic infrastructure spending in 2024/25 is $3.1-billion that also includes:

•	$500-million in capital grants provided to municipalities, infrastructure maintenance, and federal cost-shared funding for child care spaces.

•	$900-million in capital investments by Crown corporations, including Manitoba Hydro and Manitoba Public Insurance that are supported by ratepayer-generated revenue.

Total investment of over $15.5-billion in strategic infrastructure is planned over five years as follows:

Annual Capital Infrastructure Investments

  Source: Manitoba Public Accounts, Multi Year Capital Plans 2024/25

Planned capital expenditures have focused funding for the priority areas of Health, Housing, and Transportation, including both new projects and projects currently in construction.

• The budget for health capital investments is increasing from $289-million to $635-million, a 120 per cent increase

• Spending on highways remains over $500-million

• There is an additional $40-million or 60 per cent increase in housing capital investment.

Planned investments include an overall increase of $150-million in Housing and $1.3-billion in Health over five years and enable sustainable growth aligned with industry capacity.

Budget 2024 – Capital Investments  |  71

Strategic Infrastructure Investment Plan 2024/25

For Summary Government

 STRATEGIC INFRASTRUCTURE INVESTMENTS

	2022 Actual	2023 Budget	2024 Budget

	(Millions of Dollars)

BUILDINGS, EQUIPMENT AND TECHNOLOGY

Health	247	289	635

K-12 and Advanced Education	288	387	382

Housing	57	69	78

Other Departments	164	257	136

Contingency	-	225	100

	756	1,227	1,331

ROADS, HIGHWAYS, BRIDGES AND FLOOD PROTECTION

Highways Infrastructure and Airport Runway Capital	429	563	506

Water Related Infrastructure	49	133	29

Transportation Equipment and Aircraft	12	7	5

	490	703	540

CAPITAL GRANTS

Social and Affordable Housing Grants	-	-	30

Municipal Grants	393	160	168

Northern Affairs Communities	4	4	4

	397	164	202

MAINTENANCE AND PRESERVATION

Highways Infrastructure	145	137	139

Water Related Infrastructure	13	14	15

	158	151	154

CROWN CORPORATIONS

Efficiency Manitoba	40	66	67

Manitoba Liquor and Lotteries Corporation	51	91	36

Manitoba Public Insurance Corporation	59	76	62

Manitoba Hydro	676	654	706

	826	887	871

TOTAL CAPITAL INFRASTRUCTURE INVESTMENT	2,627	3,132	3,098

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Capital Plan Modernization and Responsible Investment

Complex capital projects can have unforeseen delays that create risks for budgets and schedules, while rising costs for materials and equipment can lead to cost increases between initial approval and final completion.

Governments must balance investment priorities in the economy with good stewardship of public funds, including reevaluating projects when external factors such as interest rates and borrowing costs may alter the preliminary cost-benefit analysis that informed the initial decision-making process. In the face of high inflation and increased borrowing costs, the previous government did not reevaluate their approved capital spending program to consider the long-term debt implications of borrowing at higher interest rates. Projects were continued or even accelerated, leading to increased borrowing and debt-servicing cost that will be felt for years to come.

Our government is taking a responsible approach to capital planning and budgeting. We have launched a blue-ribbon panel to ensure that investments in roads and highway are informed by local leader and municipal officials, and are in the best interests of the public. We will also work with experts in industry to lead the government’s infrastructure strategy and create good jobs and support economic growth.

2024/25 Part B & D Capital Investments by Project Phase

Percentages

Source: Multi Year Capital Plans 2024/25

2024/25 Capital Infrastructure Investments by Type

Percentages

Source: Multi Year Capital Plans 2024/25

The capital plan includes provisions to manage contingencies by allowing for the transfer of lapsing capital authority to a government priority areas such as health care facilities, highways construction, educational and child-care centres in our communities, and building social housing. This enables government to reduce borrowing in a high interest rate environment.

Manitoba’s capital planning is maturing and moving toward providing greater emphasis on keeping its aging assets in good repair, rather than focusing primarily on the creation of new assets. This change in focus will take several years to implement. However, Manitoba is taking the first strategic steps by beginning to gather state-of-good-repair data as part of its next estimates cycle, while reporting on the type of investments currently underway.

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Economic Review and Outlook

Manitoba has one of the most diverse and balanced economies in Canada, comprised of a variety of industries. The goods-producing sector generates 26.6 per cent of GDP, and private and public services account for a combined 73.4 per cent. Nine industries contribute five per cent or more to the total provincial GDP. Historically, a decline in one area of the economy is offset by growth elsewhere, demonstrating the provincial economy’s resiliency to downturns.

Composition of Gross Domestic Product by Industry, Manitoba, 2022

Source: Statistics Canada

Budget 2024 – Economic Review and Outlook  |  75

Manitoba Economic Outlook

Economies around the world are slowing under the weight of decades-high inflation, historically tight monetary policy conditions to combat inflation, geopolitical tensions, and intermittent supply chain disruptions.

The Manitoba economy has not been immune to these economic forces. The province posted modest growth in 2023 and is expected to face continued challenges in 2024, before strengthening in 2025.

Private sector forecasters are anticipating slower provincial economic growth across Canada in 2024, although more moderated in Manitoba compared to other provincial economies. The latest consensus forecast for 2024 shows a wide range in growth among provinces, from a high of 1.1 per cent to a low of 0.2 per cent.

Manitoba’s real gross domestic product (GDP) is expected to decelerate from 1.4 per cent growth in 2023 to 0.6 per cent in 2024, above the national average. Manitoba’s economy is then expected to expand in 2025, growing by 1.9 per cent.

MANITOBA ECONOMIC OUTLOOK

	2024F	2025F

Gross Domestic Product

Real	0.6	1.9

Nominal	2.9	3.1

Consumer Price Index	2.5	1.9

Employment	1.2	1.5

Unemployment Rate (%)	5.7	5.7

Population	2.6	2.0

Per cent change unless otherwise noted

Source: Manitoba Finance Survey of Economic Forecasts

Real GDP growth slows in 2024 across Canada Forecasted Real GDP Growth, 2023 and 2024, Provinces and Canada

Source: Manitoba Finance Survey of Economic Forecasts

76  |  Budget 2024 – Economic Review and Outlook

The economic slowdown in Manitoba is not expected to translate into a material slowdown in job creation or a spike in the unemployment rate, as is typical with a downturn. Rather, the decline in economic activity is expected to help balance the labour markets by relieving pressure on labour shortages in certain sectors. Manitoba employment is expected to increase by 1.2 per cent in 2024 and 1.5 per cent in 2025.

Persistently elevated inflation and growing wages and salaries allowed for stronger-than-expected provincial nominal GDP growth in 2023. However, nearly all the expansion in the province was fueled by increasing prices, resulting in minimal real growth. As the pressure from the Bank of Canada’s (BoC) restrictive monetary policy continues to take effect, Budget 2024 expects consumer price pressures to stabilize, returning inflation to target levels in 2024.

The gas tax cut introduced in Manitoba on January 1st, 2024, which lowered gasoline prices by 14 cents a litre, helped drop Manitoba’s inflation rate to the lowest rate in Canada. Lower price growth combined with slower economic growth is expected to somewhat decelerate nominal GDP growth from 3.4 per cent in 2023 to 2.9 per cent in 2024 and 3.1 per cent in 2025.

Slower real growth and declining inflation lowers nominal GDP outlook Forecasted Nominal GDP Growth, 2023-2025, Manitoba Source: Manitoba Finance Survey of Economic Forecasts

Risks to Outlook

While the Manitoba economy is expected to avoid a contraction in 2024, there are a number of factors that present risks to the outlook that could potentially cause the economy to depart from Budget 2024 expectations.

Monetary Policy

Since March 2022, the BoC has increased the policy interest rate by 475 basis points to five per cent, the highest it has been in 22 years, signaling its intention to stabilize inflation to target levels, between one and three per cent. As inflation continues to decelerate, Canadian interest rate cuts are expected later in 2024. However, if the recent downward trend in the inflation rate stalls above the target rate, interest rate cuts may be pushed deeper into 2024, exerting longer pressure on borrowing rates – mortgages, automobile loans, credit cards, lines of credit, commercial loans, among other credit instruments.

Budget 2024 – Economic Review and Outlook  |  77

Progression of Bank of Canada policy interest rate 2022-2024 Bank of Canada Policy Interest Rate, 2022-2024 Source: Bank of Canada

Inflation

After remaining persistently high for two years, inflation in Manitoba finally decelerated to within the Bank of Canada’s (BofC) target range in the last quarter of 2023 and is expected to rise by 2.5 per cent on average in 2024, down from 3.5 per cent in 2023. Lower price growth should continue to increase household purchasing power, given that the growth in compensation of employees is expected to exceed price growth in the forecast period. At the same time, declining inflation is likely to drive down nominal GDP growth, which in 2023, was driven almost exclusively by price growth.

Supply Chain Disruptions

Global supply chain bottlenecks and shortages were a key driver of upward pressure on prices throughout the pandemic recovery. Although the past two years saw improvements in terms of restoring global supply chains, challenges remain for several key industries. As recently as the first quarter of 2024, nearly one in five

Canadian businesses expected to face supply chain challenges over the next three months, 25.2 per cent of whom said that they expected these challenges to worsen, according to the BoC’s Canadian Survey on Business Conditions. Retail trade and wholesale trade businesses were the most expectant of supply chain challenges.

Geopolitical Tensions

The ongoing Russia-Ukraine conflict continues to disrupt commodity markets and contribute to upward pressure on prices, especially for energy and food. Canada has imposed the Special Economic Measures (Russia) Regulations in response to Russia’s violation of Ukraine’s sovereignty and territorial integrity. Since Russia’s invasion of Ukraine, beginning in February 2022, the regulations have been amended more than 40 times, the effect of which has been to restrict the imports to, and exports from, Russia of an array of goods and services, including oil, weapons and weapon parts, luxury goods, insurance, and certain chemicals.

78  |  Budget 2024 – Economic Review and Outlook

Environmental Events

Climate change and extreme weather events, such as droughts, flooding, and wildfires, pose threats to the provincial economy and finances as these events can have a material impact on people, communities, jobs, and economic activity. For example, the severe drought experienced in 2021 resulted in below-average yields for all major crops, while near-ideal soil moisture during planting and reasonable temperatures and precipitation throughout the growing season resulted in much stronger yields in 2022 and 2023.

Uncertainty in the Economic Outlook

The following chart illustrates the uncertainty in the economic outlook due to the above noted and other risk factors. The solid line represents the consensus forecast (i.e., the average), while the dashed lines are the highs and lows, and the shaded area represents the range in the forecasts. In 2024, the range of forecasts is 2.1 percentage points, compared to 1.6 points in 2025.

There remains considerable uncertainty in the forecast, especially in 2024
Range of Nominal GDP Growth Forecasts, 2022-2025, Manitoba

Source: Manitoba Finance Survey of Economic Forecasts

National and International Outlook

Canadian Outlook

Heading into 2024, the Canadian economy is showing some positive signs. After contending with inflation levels above the BoC’s target range for nearly two years, inflation is finally tracking down, and is on pace to fall within the one to three per cent target range in 2024.

Historically high immigration levels are helping to alleviate labour shortages that developed following the pandemic, while simultaneously driving up demand for goods and services across the country, including for housing. Housing prices have also retreated from record levels due to high mortgage rates. Establishing sufficient housing supply to meet the demands of a growing population will present challenges in 2024 and in the coming years. To attempt to address the stress on housing demand posed by high numbers of international students entering the country, the federal government recently announced two policy changes. First, prospective international students must now show they have access to $20,635, up from the previous $10,000 requirement. Second, the federal government imposed a cap of 360,000 undergraduate study permits allowed to be granted in 2024, down 35 per cent from 2023. In addition, the federal government introduced various measures in its housing action plan to boost housing supply.

After raising the policy interest rate by 475 basis points from March 2022 to July 2023, and holding the rate steady from July 2023 to March 2024 in an effort to combat inflation, the BoC is expected to gradually begin lowering the rate in 2024 should inflation continue its downward trajectory. Though Canada managed to avoid falling into a recession in 2023, as some economists had feared, gross domestic product (GDP) growth stagnated in the latter half of the year and is expected to continue growing slowly in 2024.

Budget 2024 – Economic Review and Outlook  |  79

Canadian exports in 2024 are likely to be adversely affected by forecasted economic slowdowns in the U.S. and China. Agricultural products, such as wheat and fertilizer, should benefit from strong global demand. Oil and gas producing provinces, such as Alberta and Saskatchewan, will continue to benefit from rising energy prices.

Budget 2024 expects the Canadian economy to expand by 0.4 per cent in 2024 and 2.1 per cent in 2025.

International Outlook

With stronger than expected growth reported in the U.S. in the second half of 2023, and fiscal stimulus introduced in China, the International Monetary Fund revised its global growth outlook in January 2024 to 3.1 per cent for 2024 and 3.2 per cent for 2025, both up 0.2 percentage points from their October outlook. Noting ongoing pressures from high inflation and high interest rates, expected growth over the two years is still well below the pre-pandemic average annual growth of 3.8 per cent (2000-2019).

In addition to high inflation and high interest rates, there are several other factors contributing to the uncertainty in the outlook, including growing levels of personal and corporate debt, geopolitical conflicts in Eastern Europe and the Middle East, and potential global supply chain constraints developing in the Suez Canal.

Following the stronger than expected growth in 2023, the outlook for the U.S. economy – Manitoba’s largest trading partner – remains somewhat weak in light of the present global economic challenges and some softening in household spending in the last quarter of 2023. Although consumer inflation has been slowing in the U.S., it remained above target levels at 3.4 per cent growth on an annual basis in 2023.

The U.S. key interest rate is currently set at 5.25 to 5.50 per cent, the highest it has been in 22 years. After 11 hikes, beginning in March 2022, the U.S. Federal Reserve is poised to start cutting its key lending rate in 2024. Under the weight of persistent high inflation and lagged effects of high interest rates, the U.S. economy is expected to decelerate in the next two years from 2.4 per cent growth in 2023 to 2.1 per cent and 1.7 per cent in 2024 and 2025, respectively.

Following China’s announcement to end its zero-COVID policy at the beginning of 2023, China’s economic activity rebounded, but the recovery was far shakier than expected, which led to an estimated growth of five per cent. China’s reopening also facilitated the movement of Manitoba goods back into the world’s second largest economy, including canola, soybeans, wheat, and machinery. In 2023, exports to China were up 30 per cent from 2022. Amid the struggling real estate market and lower-than-usual external demand, the Chinese economy is expected to slow to 4.6 per cent and 4.1 per cent growth in 2024 and 2025, respectively.

The table below shows the forecasted economic growth rates for Manitoba’s key international trading partners.

INTERNATIONAL ECONOMIC OUTLOOK

	% of MB exports**	2024F*	2025F*

United States	72.2	2.1	1.7

China	8.2	4.6	4.1

Japan	3.8	0.9	0.8

Mexico	2.9	2.7	1.5

European Union	1.8	1.2	1.9

* real GDP growth rate (per cent)

** per cent of exports in 2023

Source: Manitoba Finance Survey of Economic Forecasts and International Monetary Fund

80  |  Budget 2024 – Economic Review and Outlook

Manitoba Economic Review

The Manitoba economy showed moderate growth in 2023 in the second post-pandemic year in which the province was fully open. Persistent inflation, coupled with high interest rates, boosted nominal consumer spending, but slowed real spending and business investment compared to the year prior. Some notable highlights for the Manitoba economy included:

•	The labour force exceeded 729,000, while the number of Manitobans employed surpassed 694,000 for the first time.

•	The province’s consumer inflation stabilized within the BoC’s target range of one to three per cent in the last quarter, after remaining above the target range for the better part of two years.

•	Manitoba’s population reached 1.465 million persons, as a result of decades-high 12-month population growth, fueled by international immigration.

See Appendix on page 88 for a comprehensive listing of Manitoba economic statistics.

Overall, the Manitoba economy expanded by an estimated 1.4 per cent in 2023, ranking third highest in Canada, behind Alberta and Prince Edward Island.

Manitoba real GDP growth ranks 3rd best in Canada

Forecasted Real GDP Growth, 2023, Provinces and Canada

Source: Manitoba Finance Survey of Economic Forecasts

Inflation

Consumer inflation, as measured by Statistics Canada’s consumer price index (CPI), reached a near 40-year high in June 2022 in Manitoba, peaking at 9.4 per cent growth year-over-year. While remaining high through 2022 and the first half of 2023, inflationary pressures eased in the latter half of the year, falling to 1.7 per cent growth in December, the fourth consecutive decline, and the sixth time in 2023 that Manitoba’s inflation fell within the BoC’s target range of one to three per cent. Annual average consumer inflation in 2023 is 3.5 per cent in Manitoba and 3.9 per cent in Canada.

There are ‘green shoots’ in the data, driving inflation in the right direction. Energy prices have declined from their peak of 40.7 per cent year-over-year growth in June 2022 to a 7.2 per cent year-over-year reduction in December 2023. However, while energy prices are on the decline, inflation for other commodities, notably food, remains elevated.

Budget 2024 expects consumer inflation to fall to 2.5 per cent in 2024 and 1.9 per cent in 2025. However, inflation expectations that become entrenched could see high inflation persist for longer.

Budget 2024 – Economic Review and Outlook  |  81

Prices for energy declining, while food and services continue to lead growth

Consumer Price Inflation, Components, Weighted 12-Month Per Cent Change, Manitoba

Source: Statistics Canada

Labour Market

The Manitoba labour market remained relatively stable in 2023, despite the slowdown in the economy due to the interest rate hikes by the BoC. In 2023, Manitoba’s employment rate continued its upward trend since 2022, with an annual growth of 2.5 per cent recorded.

This is a deceleration in growth from the previous two years. In 2021, employment growth increased by 3.7 per cent, followed by 3.2 per cent in 2022. However, these three years were the best three years recorded in the last two decades. Additionally, the Manitoba labour force reached a record high growth of 2.8 per cent, which can be attributed to the high population growth experienced in 2023. Manitoba’s unemployment rate averaged 4.8 per cent in 2023, second lowest among provinces and below the national average of 5.4 per cent.

Manitoba unemployment rate among the lowest in Canada

Annual Unemployment Rate, 2023, Provinces and Canada

Source: Statistics Canada

82  |  Budget 2024 – Economic Review and Outlook

Amid the expansion in job creation, labour shortages remained a challenge to the Manitoba economy in 2023 but were alleviated with the help of strong immigration. After reaching a historic high of 5.1 per cent in the third quarter of 2022, the job vacancy rate has been on the decline, dropping to 3.9 per cent in the third quarter of 2023. The number of job vacancies in Manitoba is down by 22.3 per cent to 25,140 positions, in the third quarter of 2023 when compared to 32,360 positions in the third quarter in 2022.

Other jurisdictions from across Canada and the U.S. are experiencing similar challenges. In Canada, the job vacancy rate reached its high of 5.6 per cent in the second quarter of 2022, but has declined to 3.9 per cent in the third quarter of 2023. The number of job vacancies in Canada also peaked at 990,850 in the second quarter of 2022, and currently sits at 706,105 for the third quarter of 2023.

With lingering labour shortages and high inflation, wages have been on the rise in Manitoba and across Canada. Accelerated growth in wages helps households keep pace with price increases and retain their purchasing power. On the other hand, persistent upward pressure on wages poses a challenge to businesses in the form of higher production and operational costs, which limits their capacity to expand and create jobs.

Unlike in 2022, Manitoba’s wage growth outpaced inflation in 2023. Manitoba’s consumer inflation in 2023 averaged 3.5 per cent, while wages grew at a higher rate of 4.6 per cent. In the last quarter of 2023, during which inflation has been below the BoC’s two per cent target, the annual wage growth was almost twice the growth in prices, at 3.4 per cent. If the increased gap between the growth in wages and prices persists, inflation may begin to rise once more, due to increased demand.

Budget 2024 expects employment growth to slow from 2.5 per cent in 2023 to 1.2 per cent in 2024, and 1.5 per cent in 2024. The unemployment rate is expected to average 5.7 per cent in both 2024 and 2025.

Manitoba wage growth accelerates and outpaces inflation

Average Wage Growth and Consumer Inflation, Manitoba

Source: Statistics Canada

Manitoba Agriculture

The 2023 crop production season started off well with near-ideal soil reserves and clear weather for timely planting in May. This was followed by mixed conditions, an extremely hot June, with well-below normal rainfall and cooler than average temperatures in July and August, with only 70 per cent of normal precipitation across the province. During harvest, conditions were somewhat challenging, but final yields and production were relatively average for major crops – canola, wheat, soybeans, corn, and oats.

Marketing of crops was steady in 2023, supported by inventory from the 2022 season and by the average production in 2023. Crop prices substantially declined in 2023 as the overall commodity market responded to increases in global supply. In Manitoba, farm cash receipts remained relatively unchanged from 2022, but remaining at record levels.

Budget 2024 – Economic Review and Outlook  |  83

Looking ahead to 2024, the crop sector is expected to see further margin pressure as lower crop prices limit gains in farm cash receipts. Manitoba’s soil moisture conditions are near average.

Manitoba’s livestock sector has benefited from unprecedented cattle prices due to tight supply conditions for cattle in North America and increasing demand for processed beef. Some producers took advantage of the exceptional prices by reducing or selling their herds. As a result, cash receipts from livestock production hit record-high values in 2023.

Hog processing and international export sales increased significantly in 2023. However, lower prices caused a reduction in farm cash receipts. Farm cash receipts for milk, chicken, and eggs increased in 2023, while the honey, sheep, and turkey sectors had lower receipts.

Heading into 2024, the hog sector, as well as the dairy, poultry, and egg sectors are expected to see moderate growth. Prices should remain elevated for the cattle sector based on supply, provided consumer demand for beef continues.

Population

As of October 2023, Manitoba has the fifth largest population in Canada at 1,465,440 representing about 3.6 per cent of the national population.

Manitoba has a relatively young population with a median age of 37.5 years, the lowest median age among provinces, and below Canada’s 40.6 years, as of July 2023. Manitoba’s younger population will create an ongoing supply of labour for the province in the coming years, helping to minimize emerging shortages.

Since the inception of Manitoba’s Provincial Nominee Program (MPNP), immigration has generally contributed an increasing number of new residents to the province. However, COVID-19 restrictions from the Government of Canada in 2020 impacted processing times for immigration applications and temporary resident permits. As a result, both population growth and immigration levels slowed. Between October 1, 2019, and October 1, 2020, Manitoba’s population increased by 7,925 – well-below the pre-pandemic 10-year average of 16,200 per year. During the same period, Manitoba gained 10,881 immigrants – a 29.2 per cent decrease compared to the average for the 2009/10 to 2018/19 period.

With COVID-19 travel restrictions no longer in effect and a commitment to assist Ukrainians fleeing the Russian invasion, Manitoba is seeing strong increases in both permanent and temporary international migration inflows. In 2022/23, Manitoba’s population increased by 41,844 people, a modern-day record growth of 2.9 per cent. Fueling the increase, the change in non-permanent residents reached an extraordinary 22,975 persons, a level not seen since at least 1971/72, and more than three times the 7,428 persons recorded in 2021/22.

Furthermore, Manitoba’s immigration level was up 5.2 per cent compared to the previous 12 months and the highest since at least 1946/47.

Results from the 2022/23 MPNP exceeded expectations in attracting record numbers of skilled immigrants. Data from Immigration, Refugees and Citizenship Canada shows that between October 1, 2022, and September 30, 2023, the number of individuals arriving through MPNP reached 15,700, the highest number since the program was established in 1998.

84  |  Budget 2024 – Economic Review and Outlook

Manitoba’s high population growth driven by international migration Twelve-Month Growth (Oct. 1 to Sep. 30), Component Contributions Source: Statistics Canada

Housing

The housing market experienced a slowdown in 2023, amidst the BoC’s interest rate hikes to fight inflation. At the onset of the pandemic, the BoC reduced its policy rate from 1.75 per cent to 0.25 per cent in March 2020, with the aim of alleviating the downturn in the economy due to the pandemic. This caused housing prices to soar, as many buyers were incentivized to enter the housing market.

From March 2020 to March 2022, growth in the new housing price index (NHPI), which measures changes in the builders’ selling prices of new residential homes, for Manitoba increased from 0.8 per cent to 24.3 per cent respectively on a year-to-year basis. Additionally, growth in housing starts accelerated from 5.8 per cent in 2019 to 5.3 per cent in 2020, and further to 9.7 per cent in 2021.

Manitoba’s new housing price growth decelerates Growth in New Housing Price Index (NHPI), Manitoba Source: Statistics Canada

Budget 2024 – Economic Review and Outlook  |  85

In March 2022, the BoC began to increase its policy rate in response to the high inflation caused by excess demand and supply chain disruptions in the post-pandemic period, coupled with geopolitical tensions. From early March 2022 to July 2023, the BoC raised its policy rate by 475 basis points to five per cent, the highest rate recorded since 2001, and where it has since remained as of March 2024. This took a toll on the housing market, reducing housing demand and residential investment in 2023. Total housing starts for Manitoba in 2023 were 7,104 units, down from 8,095 units in 2022. Growth in the Manitoba new housing price index also began to decelerate following the BoC’s interest hikes and has been below zero since March 2023. The year-over-year growth in the Manitoba new housing price index averaged -0.4 per cent in 2023.

Manitoba housing starts decline in 2023

Housing Starts, Manitoba

Source: Statistics Canada

Manitoba Economic Indicators

Most year-to-date economic indicators in 2023 are trending upwards in Manitoba, underscoring the resilience of the Manitoba economy even against the backdrop of persistent inflation and restrictive monetary policy.

Manitoba Economic Indicators, 2023 Growth

86  |  Budget 2024 – Economic Review and Outlook

Appendix: Economic Indicators

MANITOBA ECONOMIC STATISTICS – 2019-2023

	2019	2020	2021	2022	2023

	(Millions of dollars, unless noted)

Gross Domestic Product[1]

Nominal	74,626	72,963	79,703	86,531	89,473

Real (chained 2017 dollars)	73,505	70,493	71,396	73,728	74,760

Investment

Residential Construction	3,665	3,790	5,000	5,310	4,725

Housing Starts All Areas (Units)	6,946	7,314	8,023	8,095	7,104

Building Permits	3,554	3,018	3,853	3,818	3,891

Non-Res. Building Construction	2,110	2,330	1,897	1,995	2,215

Non-Res. Capital Investment	9,476	7,944	7,668	7,964	8,372

Private Capital Investment	5,706	4,749	4,826	5,214	5,245

Public Capital Investment	3,771	3,196	2,842	2,751	3,127

Sectors

Manufacturing	18,935	18,628	21,483	25,285	26,433

Retail Trade	21,470	21,456	24,315	26,399	26,913

Wholesale Trade	18,425	18,541	20,325	22,836	42,358

Farm Cash Receipts	6,674	7,007	8,520	9,820	10,194

Crops	4,020	4,372	5,318	6,133	6,569

Livestock	2,399	2,340	2,784	3,053	3,278

Direct Payments	255	295	418	634	347

Foreign Merchandise Exports

Total	15,925	15,751	17,436	20,722	21,526

USA	12,095	10,997	12,320	15,285	15,550

Non-USA	3,830	4,754	5,116	5,437	5,976

Labour Market

Labour Force (000s)	698.7	688.7	701.5	709.8	729.9

Employment (000s)	661.4	632.6	656.2	677.5	694.6

Participation Rate (%)	67.2	65.7	66.7	66.7	67.1

Unemployment Rate (%)	5.3	8.1	6.5	4.6	4.8

Youth Unemployment Rate (%)	10.8	16.3	11.7	8.6	9.6

Average Weekly Earnings ($)	958.63	993.21	1,023.49	1,056.52	1,104.36

Compensation of Employees ($M)	36,678	36,308	38,848	41,237	44,075

Consumer Price Index

(2002=100)	136.8	137.5	142.0	153.2	158.6

Population

July 1st estimates (in thousands)	1,370.0	1,380.1	1,391.9	1,413.4	1,454.9

 1  2019 to 2022 are from Statistics Canada; 2023 is from the Manitoba Finance Survey of Economic Forecasts

 Source: Manitoba Bureau of Statistics and Statistics Canada

 Totals in the statistical tables may not add due to rounding.

Budget 2024 – Economic Review and Outlook  |  87

MANITOBA ECONOMIC STATISTICS – 2019-2023

	2019	2020	2021	2022	2023

	(Annual Percentage Change)

Gross Domestic Product[1]

Nominal	1.7	(2.2)	9.2	8.6	3.4

Real (chained 2017 dollars)	1.2	(4.1)	1.3	3.3	1.4

Investment

Residential Construction	8.9	3.4	31.9	6.2	(11.0)

Housing Starts All Areas (Units)	(5.8)	5.3	9.7	0.9	(12.2)

Building Permits	19.5	(15.1)	27.6	(0.9)	1.9

Non-Res. Building Construction	11.7	10.4	(18.6)	5.2	11.0

Non-Res. Capital Investment	0.9	(16.2)	(3.5)	3.9	5.1

Private Capital Investment	10.4	(16.8)	1.6	8.0	0.6

Public Capital Investment	(10.7)	(15.2)	(11.1)	(3.2)	13.7

Sectors

Manufacturing	(0.3)	(1.6)	15.3	17.7	4.5

Retail Trade	0.8	(0.1)	13.3	8.6	1.9

Wholesale Trade	(4.2)	0.6	9.6	12.4	85.5

Farm Cash Receipts	0.6	5.0	21.6	15.3	3.8

Crops	(4.3)	8.7	21.6	15.3	7.1

Livestock	6.4	(2.5)	19.0	9.7	7.4

Direct Payments	42.1	15.8	41.4	51.8	(45.3)

Foreign Merchandise Exports

Total	2.8	(1.1)	10.7	18.8	3.9

USA	10.7	(9.1)	12.0	24.1	1.7

Non-USA	(16.0)	24.1	7.6	6.3	9.9

Labour Market

Labour Force	0.5	(1.4)	1.9	1.2	2.8

Employment	1.1	(4.4)	3.7	3.2	2.5

Average Weekly Earnings	1.9	3.6	3.0	3.2	4.5

Compensation of Employees	1.6	(1.0)	7.0	6.2	6.9

Consumer Price Index

(2002=100)	2.2	0.5	3.3	7.9	3.5

Population

July 1st estimates (in thousands)	1.3	0.7	0.9	1.5	2.9

 1  2019 to 2022 are from Statistics Canada; 2023 is from the Manitoba Finance Survey of Economic Forecasts

 Source: Manitoba Bureau of Statistics and Statistics Canada

 Totals in the statistical tables may not add due to rounding.

88  |  Budget 2024 – Economic Review and Outlook

Fiscal Outlook

Manitoba’s fiscal outlook is informed by the economic

outlook and review. The interim forecast for the 2023/24

fiscal year, which will be finalized in the Public Accounts,

is currently a deficit of $1,997-million. The Budget 2024

plan is a deficit of $796-million for fiscal year 2024/25.

The medium-term plan shows an improving fiscal situation from a $532-million deficit in 2025/26 to a $18-million surplus in 2027/28.

Reflecting the multi-year capital infrastructure investment plan and moderating economic growth, the outlook for

Manitoba’s net-debt to GDP shows the ratio growing in 2024/25 and 2025/26. This is followed by a declining trend over the planning horizon as revenue growth returning trend rates.

FISCAL SUMMARY AND OUTLOOK

	Forecast	Budget	Medium Term
	2023-24f	2024-25b	2025-26p	2026-27p	2027-28p
	Millions of Dollars

Total Revenue	21,476	23,437	24,227	25,092	25,966

Expense

Programs	21,303	21,869	22,302	22,795	23,301

Interest on Debt	2,170	2,264	2,357	2,463	2,547

Total Expenses	23,473	24,133	24,659	25,258	25,848

Operating Surplus (Deficit)	(1,997)	(696)	(432)	(166)	118

Planning Contingency	–	(100)	(100)	(100)	(100)

Operating Surplus (Deficit)	(1,997)	(796)	(532)	(266)	18

Net Debt as a Per Cent of GDP	37.5%	38.5%	39.1%	38.9%	38.3%

 f - forecast, b - budget, p - projections

90  |  Budget 2024 – Fiscal Outlook and Fiscal Indicators

Fiscal Indicators

Budget 2024 highlights several fiscal indicators to guide

fiscal planning. These indicators provide an assessment

of a government’s financial condition and how they

align with short-term investment requirements and long-

term objectives of building fiscal resilience while meeting

the needs of Manitobans today and in the future.

The indicators, expressed as ratios or trends, serve as anchors to measure the extent to which budget plans are being accomplished. These metrics help guide ongoing work to address the deficit and the debt, and to build a path that progressively balances competing internal and external needs and pressures. The fiscal indicators are grouped into the following categories:

Sustainability Indicators

These measures trace the ability of a government to maintain its services and programs over a longer term. The following indicators have been selected to assess sustainability:

•	expenditure as a share of provincial GDP

•	annual operating surplus (deficit) to provincial GDP

•	net debt as a share of provincial GDP

Flexibility Indicator

This measures how well a government can respond to changing financial commitments with revenue measures and debt management strategy. The indicator is:

•	public debt charges to total revenue

Vulnerability Indicator

This measures how much a government relies on revenue sources beyond its direct control or influence, both domestically and internationally. The indicator is:

•	federal transfers to total revenue

Budget 2024 – Fiscal Outlook and Fiscal Indicators  |  91

Sustainability Indicator Performance:

Expenditure as a share of provincial GDP

Expenditures as a percentage of the provincial economy, measured by nominal Gross Domestic Product (GDP), indicates the amount of annual government spending on programs and other costs as a share of the total GDP.

As shown in the graph, Manitoba’s total expenditures, as a share of the economy, jumped to 28.4 per cent in 2020/21, as pandemic-related spending lifted total expenditures, while the economy contracted. Withdrawal of pandemic-related spending coupled with a strong rebound in the economy, lowered the ratio to 25.3 per cent in 2022/23.

Inflationary pressure and catching up on government wage settlements has placed some upward pressure on the ratio, but as inflation eases over the medium term, expenditure sustainability is expected to improve with a declining trend in the ratio.

Total Expenditures as a Percentage of Provincial GDP

Sources: Manitoba Finance and Manitoba Finance Survey of Economic Forecasts

f – Forecast  b – Budget  p – Projections

Annual operating surplus (deficit) to Provincial GDP

This indicator represents the government’s summary bottom line and re-establishes a strategic approach to responsibly balance Manitoba’s budget over a number of years. The ratio of operating surplus (deficit)-to-provincial GDP measures the difference between revenues and expenses expressed as a percentage of GDP.

ANNUAL OPERATING SURPLUS (DEFICIT)

	2023-24f	2024-25b	2025-26p	2026-27p	2027-28p

		Million of Dollars

Total Revenue	21,476	23,437	24,227	25,092	25,966

Total Expenses	23,473	24,133	24,659	25,258	25,848

Planning Contingencies		(100)	(100)	(100)	(100)

Summary Operating Surplus (Deficit)	(1,997)	(796)	(532)	(266)	18

Annual Operating Surplus (Deficit) to Provincial GDP (%)	(2.2)	(0.9)	(0.6)	(0.3)	0.0

Sources: Manitoba Finance and Manitoba Finance Survey of Economic Per Cent

f – Forecast b – Budget p – Projections

92  |  Budget 2024 – Fiscal Outlook and Fiscal Indicators

Reflecting the impact of the pandemic on the fiscal situation, fiscal 2020/21 marked the largest annual net loss to GDP ratio in Manitoba at -2.9 per cent. Results for fiscal 2023/24 will be released in the Public Accounts in September 2024, but the Third Quarter Report shows a material deterioration in the deficit ratio compared to the Budget expectations. A combination of factors has placed significant upward pressure on expenses and downward pressure on revenues, including settling unresolved and new collective agreements in a high inflationary climate, and unfavourable weather.

Net debt as a share of provincial GDP

Provincial net debt represents accumulated financial obligations for governments over time. It indicates the level of future revenue required to pay down these obligations from past transactions or unanticipated events.

Like most provinces, Manitoba’s net debt as a percent of GDP (net debt ratio) rose sharply in 2020/21 to 38.9 per cent, due to a record deficit. Improvement in Manitoba’s financial position after 2022/23 have brought the ratio to 35 per cent, below levels reported prior to the pandemic-related deficit.

Increasing demand for universally provided government services such as health care, education, and social services, combined with paying higher interest rates on capital projects initiated prior to 2024/25 are expected to impact the net debt ratio over the next to years, before a downward trend begins in the medium term.

Net Debt as a Percentage of Provincial GDP

Sources: Manitoba Finance and Manitoba Finance Survey of Economic Forecasts

f – Forecast  b – Budget  p – Projections

Over the medium term, several factors are expected to generate a downward trend in the net debt ratio. This includes a boost in revenue support from a material increase in annual incomes earned by Manitobans, easing pressure on expenditures from lower rates of expected inflation, combined with the provincial government’s sustainable plan to balance longer-term infrastructure needs (e.g., more medical and educational facilities), with a goal to responsibly return to balance in 2027/28. As the fiscal position improves, the net debt ratio is expected to follow a downward trajectory after a peak in 2025/26.

Budget 2024 – Fiscal Outlook and Fiscal Indicators  |  93

Flexibility Indicator Performance:

Public Debt Charges to Total Revenue

The amount of debt servicing costs, or interest costs as a percentage of total revenue, is a measure of flexibility. It shows the extent to which a government must use revenue to pay interest and other debt servicing costs rather than provide services or programs.

Manitoba’s debt servicing costs were forecast at $2,170-million in 2023/24, which includes $863-million for Manitoba Hydro-Electric Board debt. Mostly due to high interest rates on major capital projects initiated in early 2023/24, these costs are expected to rise to $2,264-million in 2024/25.

As a share of total revenue, debt servicing cost is expected to fall to 9.7 cents for every revenue dollar in 2024/25. The decrease in 2024/25 reflects a recovery in revenue following a material decline in 2023/24.

Debt Servicing Costs to Provincial Revenues

Sources: Manitoba Finance and Manitoba Finance Survey of Economic Forecasts

f – Forecast  b – Budget  p – Projections

Vulnerability Indicator Performance:

Federal Transfers to Total Revenue

The ratio of federal transfers to total revenue measures the vulnerability of provinces to changes in transfers from the Government of Canada.

Vulnerability is the extent to which a government depends on sources of revenue outside of its control or influence.

Federal transfers as a share of total revenue increased in 2020/21, due to an increase in support related to tackling the social and economic impact from COVID-19 virus. As these supports were being withdrawn, the share declined to 29.2 per cent in 2022/23 down from 31.7 per cent in 2020/21.

Renewals and introduction of new cost shared programs with the federal government, combined with material increases in Equalization payments has lifted the share to a record 35.5 per cent in 2024/25. More details on federal transfers are provided in the Federal-Provincial Fiscal Arrangements section of Budget 2024.

Federal Transfers to Total Revenue

Sources: Provincial Budgetary documents, Statistics Canada and Manitoba Finance Calculations

f – Forecast  b – Budget  p – Projections

94  |  Budget 2024 – Fiscal Outlook and Fiscal Indicators

Credit Ratings

Credit rating agencies monitor the government’s progress

on the fiscal strategy and assess the credit worthiness of

the province and its ability to pay back debt obligations.

Investors make decisions to buy Manitoba bonds based

partially on the credit ratings assigned by rating agencies.

Manitoba bonds are rated A+ with stable outlook by Standard and Poor’s, Aa2 stable by Moody’s and A(high) stable by DBRS. Manitoba bonds require a formal rating in order for some investors to consider investing in Manitoba.

When evaluating a credit, rating agencies look at such factors as the economy, fiscal performance, liquidity levels and debt burden. Manitoba provides rating agencies with consistent and updated information on factors used to determine the rating outlook.

RATINGS

Province	Moody’s Rating	S&P Rating	DBRS Rating
Province of Alberta	Aa2	AA-	AA

Province of British Columbia	Aaa	AA	AA(H)

Province of Manitoba	Aa2	A+	A(H)

Province of New Brunswick	Aa2	A+	A(H)

Province of Newfoundland	A1	A	A

Province of Nova Scotia	Aa2	AA-	A(H)

Province of Ontario	Aa3	A+	AA(L)

Province of Prince Edward Island	Aa2	A	A

Province of Quebec	Aa2	AA-	AA(L)

Province of Saskatchewan	Aa1	AA	AA(L)

Budget 2024 – Fiscal Outlook and Fiscal Indicators  |  95

BORROWING AND DEBT MANAGEMENT STRATEGY

BUDGET 2024

BORROWING AND DEBT MANAGEMENT STRATEGY BUDGET 2024

Borrowing and Debt

Management Strategy

Manitoba raises funds in both Canadian and international

capital markets. This provides the Manitoba government

with a cost-effective source of financing.

Introduction

The Manitoba government engages in both domestic and international capital markets to manage cash flow requirements of the government. The government also borrows on behalf of Manitoba Hydro, with principal and interest payments fully recoverable from the corporation. Manitoba Hydro pays the province a 0.50 per cent guarantee fee for borrowing it executes on behalf of the corporation.

Borrowing Authority

Manitoba’s borrowing authority is set out in section 49.1 of the Financial Administration Act, allowing the Minister of Finance to raise funds on behalf of the province. The Act sets limits for debt outstanding in a given year for both the government and Manitoba Hydro. These limits are reviewed annually based on expected new cash requirements plus a contingency amount. The Act also allows for an increase in extraordinary circumstances. The debt limits are currently set at $44.4-billion for the province and $29.3-billion for Manitoba Hydro.

STATEMENT OF DEBT ESTIMATE (SEC. 49.1 OF THE FINANCIAL ADMINISTRATION ACT)

All amounts in millions of Canadian $	2022/23 Actual	2023/24 Forecast	2024/25 Forecast

The Debt of the government reporting entity excluding Manitoba Hydro	$33,946	$36,360	$39,049

Borrowing Authority Limit of the government reporting entity excluding Manitoba Hydro	$44,400	$44,400	$44,400

Available Authority	$10,454	$8,040	$5,351

All amounts in millions of Canadian $	2022/23 Actual	2023/24 Forecast	2024/25 Forecast

The Debt of Manitoba Hydro	$24,421	$24,921	$24,921

Borrowing Authority Limit of Manitoba Hydro	$29,300	$29,300	$29,300

Available Authority	$4,879	$4,379	$4,379

Budget 2024 – Borrowing and Debt Management Strategy  |  97

Debt Management Strategy

To diversify its borrowing program, Manitoba raises funds in both domestic and international capital markets.

A well-established domestic program is the primary source of funding for the province, for both short- and long-term borrowing. Manitoba’s short-term borrowing program provides a cost-effective option for financing and provides liquidity for the province. The program primarily raises funds through a weekly 91-day Treasury-Bill Auction. To augment the Treasury-Bill program, there is authority in place to issue promissory notes for immediate cash requirements when necessary. In January 2024, the province increased its promissory note program to authorize the issuance of up to $1.5-billion, intended to increase the liquidity available to the province.

The majority of Manitoba’s funding and its Crown Corporations is raised in long-term markets with the focus on benchmark size issuance in 10-year and 30-year terms. This ensures a robust secondary trading market in Manitoba bonds that is critical to investors. During fiscal year 2023/24, Manitoba also strategically accessed the domestic market with a five-year bond, and an ultra-long bond to diversify its domestic borrowing program.

International Markets

To ensure access to international markets, Manitoba has established formal programs that are filed with regulators in the U.S., Europe and Australia. Having the ability to issue in international markets increases access to capital while also diversifying the province’s investor base.

Manitoba will borrow in international markets when the costs are competitive to the domestic market. This strategy has generated savings for the province in the past. The Manitoba government has no foreign currency risk as all international issuance is converted back to Canadian dollars.

During fiscal year 2023/24, Manitoba accessed the U.S. Dollar market with a 10-year Global Benchmark issuance for US $1-billion, and a EUR30-million private placement.

Risk Management

A key component of Manitoba Finance’s debt management strategy is the use of derivative instruments for managing financial risks. These are used to mitigate the following:

•	Asset Liability Risk – alter pattern or characteristics of debt service payments to facilitate a balanced asset and liability match of the Loans and Advances program

•	Foreign Currency Risk – to eliminate foreign exchange exposure while taking advantage of pricing arbitrage by facilitating offshore funding

•	Interest Rate Risk – to provide financial stability by reducing the impact of interest rate volatility

•	Refinancing Risk – provide long-term interest rate protection required to match long-term funding obligations

Treasury Management System

Given the amount of financial risk inherent in government borrowing and debt management programs, Manitoba is actively pursuing a more sophisticated system to manage this risk. A new Treasury Management System will meet modern standards, best practices, and satisfy critical business and risk requirements.

98  |  Budget 2024 – Borrowing and Debt Management Strategy

Investor Relations

As Manitoba is competing with other entities for a finite amount of investor capital, it is imperative that the purchasers of Manitoba’s bonds are continually updated on the financial and strategic objectives of the government.

The province participates in government finance conferences and regular meetings with large investors. Investors also utilize reports from the credit rating agencies to facilitate their evaluation of the province. Manitoba Finance is regularly engaged with these agencies to ensure they are fully apprised on the economic, financial and fiscal environment in Manitoba.

Liquidity

The amount of liquidity Manitoba retains depends on the level of uncertainty in capital markets at any given time and ensures preparedness for unexpected expenditures and market disruptions.

Market volatility and uncertainty has continued through fiscal year 2023/24, creating the need for healthy cash reserves, and provides flexibility for accessing the market. As a result, the government continues to maintain six-months of forecasted cash requirements on hand.

Manitoba’s cash reserves are made up of liquid, short-term instruments in the province’s money-market fund, and also includes investments in the Fiscal Stabilization Account and the Provincial Sinking Fund. Manitoba invests only in high-quality liquid instruments such as Government of Canada, provincial government, and municipal bonds.

2023/24 Borrowing Update

As of March 22, 2024, the Manitoba government has raised $5.6-billion in fiscal year 2023/24. This includes approximately six months of pre-borrowing for fiscal year 2024/25.

Manitoba raised 75 per cent of its fiscal year 2023/24 borrowing in the Canadian domestic capital markets. The Manitoba government also transacted in international markets, including $1.35-billion Canadian Dollar equivalent in U.S. dollars, and $43-million Canadian Dollar equivalent in European private placements.

Debt Outstanding by Currency

(as of March 22, 2024)

Source: Manitoba Finance

Current gross outstanding debt, as of March 22, 2024, is $60.2-billion.

Budget 2024 – Borrowing and Debt Management Strategy  |  99

2024/25 Borrowing Requirements

Manitoba’s borrowing requirements with respect to both general and self-sustaining borrowings are estimated to total $6.2-billion in 2024/25, of which $3.8-billion is required for refinancing purposes. New cash requirements, net of estimated repayments, are $2.4-billion, which includes requirements for general government purposes, and capital investments by departments. To date, approximately $2.7-billion of funding for 2024/25 has been pre-borrowed.

Manitoba will also pre-fund approximately $2.9-billion of borrowing requirements for fiscal 2025/26. This amount will reduce the amount that needs to be borrowed next fiscal year, which is in line with the current practice of staying six months ahead of cash needs. Domestic as well as international capital markets will be utilized to complete these requirements.

Borrowing Requirements –

Mid-Term Outlook

In line with the government’s fiscal outlook, new borrowing requirements for the government are forecasted to decrease in the future as the fiscal position improves in line with the Fiscal Responsibility and Taxpayers Protection Act. In addition, Manitoba Hydro’s medium-term forecast shows no new cash requirements as the corporation plans to fund capital requirements from internally generated funds.

As a result, the medium-term borrowing forecast shows new cash requirements to average $1.7-billion per year, with the most significant portion being attributable to capital requirements. Refinancing of maturing debt will average approximately $3.7-billion per year, resulting in a total average borrowing of $5.5-billion per year in the medium-term. The following table outlines expected future borrowings.

Fiscal Year	25/26	26/27	27/28

New Cash	$1,832	$1,705	$1,584

Refinancing	$3,965	$3,000	$4,100

Total	$5,797	$4,705	$5,684

  In Millions of $ CAD

BORROWING REQUIREMENTS 2024/25
	Refinancing	New Cash Requirements	Estimated Repayments	Gross Borrowing Repayments	Pre-Borrowed March 31, 2024	Pre-Funding March 31, 2025	Borrowing Requirements
	(Millions of Dollars)
Government Business Enterprises
Manitoba Hydro-Electric Board	868	150	-	1,018	-150	-	868
Manitoba Liquor and Lotteries Corporation	45	-	-	45	-45	-	-
Subtotal	913	150	-	1,063	-195	-	868
Other Borrowings
General Purpose Borrowings	931	825	-	1,756	-777	1,670	2,649
Capital Investment Assets	945	643	-351	1,237	-958	473	753
Health Facilities	55	525	-132	448	-165	325	608
Other Crowns and Organizations	303	995	-258	1,040	-297	310	1,053
Public School Divisions	75	160	-38	197	-75	40	162
Teachers’ Retirement Allowances Fund	250	-	-	250	-250	-	-
Civil Service Superannuation Pension Fund	-	-	-	-	-	100	100
Subtotal	2,559	3,148	-779	4,928	-2,522	2,918	5,325
Total Borrowing Requirements	3,472	3,298	-779	5,991	-2,717	2,918	6,193

100  |  Budget 2024 – Borrowing and Debt Management Strategy

Debt Maturity Schedule

As of March 22, 2024, the province has gross outstanding long-term debt of $57.7-billion, with maturity dates ranging from April 16, 2024 to September 5, 2120. As of March 31, 2023, the weighted average term to maturity of the province’s debt was 14.7 years, at a weighted average cost of 3.452 per cent.

Debt Maturity Profile

Source: Manitoba Finance

Notes: * Excludes short-term debt and other liabilities, and the incremental impact of future financing.

Debt Servicing Costs

Summary public debt costs for 2023/24 are forecast to be $2.170-billion, $19-million higher than Budget 2023 due to higher-than-forecasted interest rates and partially offset by a decrease in capital borrowing requirements from budget.

For fiscal year 2024/25, summary public debt expense is forecast to be $2.264-billion. This increase is due to higher-than-forecasted interest rates for capital borrowing requirements from projects initiated prior to fiscal year 2024/25.

Due to unprecedented inflation in 2022 and 2023, the Bank of Canada increased its policy rate to levels not seen since the early 2000s. The Bank of Canada has messaged that it continues to carefully monitor inflation and indicated that it is still too soon to consider lowering the policy interest rate, acknowledging that the economic conditions for rate cuts are coming into sight.

Manitoba is forecasting an average interest rate for term borrowings during 2024/25 to be 4.20 per cent. A one-percentage point increase in interest rates for an entire year will result in an estimated increase in debt servicing costs of $49.7-million.

Budget 2024 – Borrowing and Debt Management Strategy  |  101

FEDERAL-PROVINCIAL FISCAL ARRANGEMENTS

BUDGET 2024

Federal-Provincial

Fiscal Arrangements

The Canadian Constitution assigns responsibility for the delivery of key public services, such as health care, education and social services, to the provinces and territories. Provinces and territories are also the primary funders of these services.

Major Federal Transfers

The three major federal transfers, the CHT, CST and Equalization, typically account for about one quarter of Manitoba’s total summary revenue. Over the past five years, these major transfers have grown by $2.3-billion or 50 per cent. Manitoba’s major transfer allocation is $6.9-billion in 2024/25, up almost $1-billion, or 16 per cent, from 2023/24. Equalization will account for almost two-thirds of Manitoba’s major federal transfers in 2024/25.

2024/25 Major Federal Transfer Allocations

Millions of Dollars

Source: Finance Canada

The federal government allocates the major health and social transfers, the CHT and CST, to the provinces and territories on an equal per capita basis. The total CHT envelope grows annually in line with growth in national nominal GDP, with a three per cent annual growth floor. The CST has a fixed annual growth rate of three per cent. For these reasons, the CHT and CST are relatively predictable sources of funding for the provinces and territories.

The total federal Equalization amount grows annually in line with the national economy, but the allocation of payments to receiving provinces is less predictable because it is based on estimates of all provinces’ revenue raising capacity or “fiscal capacity.” Equalization calculations are based on a three-year, weighted moving average of provincial revenues, with a two-year data lag. For example, 2024/25 Equalization payments for Manitoba are based on data from 2020/21, 2021/22 and 2022/23.

Budget 2024 – Federal-Provincial Fiscal Arrangements  |  103

MAJOR FEDERAL TRANSFER ALLOCATIONS*, MANITOBA, 2020/21 TO 2024/25

(Millions	2020/	2021/	2022/	2023/	2024/
of Dollars)	21	22	23	24	25
Canada Health Transfer (CHT)**	1,520	1,571	1,641	1,794	1,889
Canada Social Transfer (CST)	545	564	579	596	613
Equalization	2,510	2,719	2,933	3,510	4,352
Total	4,576	4,853	5,153	5,900	6,854

Source: Finance Canada

* CHT and CST prior year adjustment payments are included in the corresponding allocation year.

** Core CHT only. Excludes CHT top-ups received in 2021/22

($145M), 2022/23 ($72M) and 2023/24 ($72M).

Canada Health Transfer (CHT) and Federal Health Funding

The CHT is the major federal transfer program in support of health care, which is the single largest expenditure item of provincial and territorial governments, including Manitoba. The CHT is also the largest of the major federal transfers. It provides provinces and territories with predictable and largely unconditional funding allocated on an equal per-capita basis.

A reduction in the annual CHT growth rate in 2017/18, from a fixed six per cent per year to a three-year moving average of national nominal GDP growth, with a minimum three per cent annual growth guarantee, has reduced federal health transfers to the provinces and territories by billions of dollars compared to what would have been received under the fixed six per cent CHT growth formula. For Manitoba, it has reduced federal health funding by hundreds of millions of dollars since 2017/18.

In February 2023, Manitoba, along with the other provinces and territories, agreed in principle to a new 10-year federal health care funding proposal. The new health funding arrangements will provide additional funding through the CHT, but most of the new funding will be through targeted, bilateral health agreements between the provinces and territories and the federal government. Manitoba expects to receive close to $1.9-billion in additional federal transfers, in total, through the new federal health funding arrangements over the 10-year period from 2023/24 to 2032/33.

Canada’s Premiers called for a permanent increase in the CHT that would raise the program’s share of provincial and territorial health spending from approximately 22 per cent to 35 per cent. While the new federal health funding arrangements are expected to increase the federal share somewhat for the next couple of years, to close to 25 per cent, the federal share is expected to decline once again over the longer term.

Manitoba’s 2024/25 CHT allocation is $1.9-billion, up $95-million or 5.3 per cent from 2023/24. Manitoba will spend $8.2-billion on health care services in 2024/25, representing 34 per cent of the province’s total expenditures. Federal health funding provided through the CHT and other health transfers, including the new bilateral health agreements, will represent an estimated 25 per cent of Manitoba’s total health expenditures in 2024/25. Even with the new federal health funding arrangements, this share is expected to decline in the future.

Canada Social Transfer

The CST supports post-secondary education, social assistance and social services, as well as early childhood development and early learning and child care. The CST has a fixed, three per cent annual growth rate and is distributed to provinces and territories on an equal per-capita basis. The sole condition for the CST is that there be no minimum residency requirements for people seeking to receive social assistance. Manitoba’s 2024/25 CST allocation is $613-million, up $17-million or 2.9 per cent from 2023/24.

104  |  Budget 2024 – Federal-Provincial Fiscal Arrangements

Equalization

Manitoba will receive $4.4-billion in Equalization in 2024/25, up $842-million or 24 per cent from 2023/24, compared to almost equally strong growth of 20 per cent in 2023/24. Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland and Labrador received a combined $25.3-billion in Equalization in 2024/25. British Columbia, Alberta and Saskatchewan did not receive Equalization.

Manitoba’s increase in Equalization in 2024/25 is due to several factors, including:

•	the impacts of the technical improvements implemented as part of the 2024 renewal of the program

•	relatively strong fiscal capacity growth in some of the other provinces

•	growth in the overall size of the program

The Equalization program is reviewed and renewed on a regular five-year cycle, as stipulated in the federal legislation governing the program, the Federal-Provincial Fiscal Arrangements Act. The federal government, in consultation with the provinces and territories, recently concluded the 2024 renewal process. The resulting improvements to the program came into effect for 2024/25 payment calculations and are scheduled to remain in effect until 2028/29.

The changes implemented under the 2024 renewal account for close to half of Manitoba’s year-over-year increase in Equalization in 2024/25. The key change for Manitoba is the adoption of market values to measure provinces’ fiscal capacity from non-residential property taxes. The previous “multi-concept” approach, which was in effect up to and including the 2023/24 fiscal year, was overestimating Manitoba’s fiscal capacity, thereby reducing the province’s Equalization payments. The use of market values is an improvement and better reflects actual provincial property assessment and taxation practices.

The Equalization program brings receiving provinces up to the 10-province average of fiscal capacity (approximately). Adjustment payments are made to ensure that the overall program envelope grows in line with national nominal GDP, and that payments do not result in receiving provinces having higher post-Equalization fiscal capacity than non-receiving provinces.

Equalization does not reduce the fiscal capacity of non-receiving provinces, nor do provinces pay directly into the program. Equalization is funded by general taxes paid by all federal taxpayers. The federal government collects revenues from Canadian citizens and businesses in all provinces and territories and redistributes a certain amount to help provinces and territories fund services. All provinces have received support from Equalization at one time or another. The purpose of the Equalization program was entrenched in the Canadian Constitution in 1982.

“Parliament and the Government of Canada are committed to the principle of making Equalization payments to ensure that provincial governments have sufficient revenues to provide reasonably comparable levels of public services at reasonably comparable levels of taxation.” Subsection 36(2) of the Constitution Act, 1982

Even with Equalization, Manitoba’s and other receiving provinces’ per capita fiscal capacities remain below that of the non-receiving provinces. For example, Alberta’s 2024/25 fiscal capacity, as measured by the Equalization program, is $16,402 per capita, compared to $11,350 for Manitoba (including Equalization), a deficit of over $5,000 per Manitoban. This represents a $7-billion shortfall in Manitoba’s overall fiscal capacity to deliver public services compared to that of Alberta.

Budget 2024 – Federal-Provincial Fiscal Arrangements  |  105

Fiscal Capacity by Province, 2024/25

     Source: Finance Canada and Statistics Canada

Manitoba has committed to growing the economy as part of a balanced approach to returning the province to fiscal stability. A stronger economy, resulting in higher fiscal capacity, would reduce Manitoba’s reliance on federal Equalization payments, but it will take time, especially given the two-year lag in the data used for the program. Eventually, slower growing Equalization payments, as a result of a stronger Manitoba economy, would be offset by higher provincial own-source revenues.

Shared Cost and Other

Federal Transfers

Many of today’s complex public policy issues benefit from coordination between provinces/territories and the federal government. However, particularly in areas where provinces have exclusive jurisdiction, such as health care, conditions on federal funding must be minimized so that unique provincial requirements can be addressed effectively.

Provinces and territories are also directly accountable to their citizens through well-established processes, such as annual budgets and reports, quarterly financial reports, and other processes. This is another reason why the major federal transfers remain the best way for the federal government to support the provinces.

However, in recent years, funding provided outside the major transfer programs (other transfers), primarily through bilateral agreements on a conditional and time-limited basis, has comprised a larger share of Manitoba’s total revenues from the federal government. Funding provided in this time-limited manner creates challenges in multi-year planning and in sustaining permanent programming enhancements.

In the years preceding the pandemic, from 2017/18 to 2019/20, other transfers averaged around 12 per cent of total federal transfers to Manitoba. In 2020/21, other transfers’ share of Manitoba’s total transfers almost doubled, to 22 per cent. This was largely a result of emergency funding provided by the federal government to help support Manitoba’s response to the COVID-19 pandemic.

Since 2020/21, the share of Manitoba’s total transfers provided outside the major transfers has fallen as federal pandemic-related support has wound down but remains well above pre-pandemic levels. In 2023/24, other transfers comprised 16 per cent of total transfers, compared to 12 per cent in 2019/20, and are expected to represent close to 17 per cent of total federal transfers in 2024/25.

Other Transfers Share of Total Federal

Transfers, Manitoba, 2017/18 to 2024/25

   Source: Finance Canada and Manitoba Finance

106  |  Budget 2024 – Federal-Provincial Fiscal Arrangements

MANITOBA'S POVERTY REDUCTION STRATEGY

BUDGET 2024

Manitoba’s Poverty

Reduction Strategy

Budget 2024 affirms the commitment of the new government

to Manitobans to leave no one behind. It lays out a new

direction focused on making life better for all Manitobans,

especially those who are living in poverty.

Fulfilling this commitment will mean facing considerable challenges. While inflation has slowed, interest rates and the price of basic goods and services remain high, exacerbating poverty in Manitoba. Over the past several years, challenges that often intertwine with poverty, such as homelessness, addictions and violence, have grown to crisis proportions.

With a fresh approach, the Manitoba government is set to overcome these challenges to deliver supports that are vital to Manitobans, with Budget 2024 focusing on those who are most often affected by poverty including children, single parent households, low-income seniors, people with disabilities, First Nations, Inuit and Métis community members, newcomers and refugees.

In the year ahead, the government will work together with communities, businesses, organizations, experts and all levels of government to implement priority actions aimed at breaking the cycle of poverty and alleviating the burden of poverty on all Manitobans.

Moving forward, Budget 2024 ushers in the beginning of a renewed commitment to a better future for Manitobans. To ensure Manitoba is taking the right path to improving the lives of Manitobans, the government will be developing a new poverty reduction strategy in 2024/25 in collaboration with Manitobans, community organizations, people with lived experience of poverty, experts, Indigenous communities and government agencies.

By working together, Manitoba can successfully offer an inclusive and good life for all.

Poverty Reduction Strategy Renewal

The Poverty Reduction Strategy Act (the act) requires Manitoba to have a long-term poverty reduction strategy to reduce poverty and increase social inclusion that includes indicators to measure progress. Under this legislation, the strategy is to be renewed every five years; therefore, an updated strategy is required within the next year.

The renewed Poverty Reduction Strategy will take an action-oriented, whole-of-government approach to addressing poverty. It will identify and pursue pragmatic actions the government can take to reduce poverty in every region of the province with targeted plans to reduce poverty for key groups such as babies and children, youth aging out of care and low-income seniors. The government’s commitment to end chronic homelessness in eight years will form a key part of the strategy.

Manitoba released its first poverty reduction strategy in May 2012. The most recent strategy was launched in 2019. Using the most recent data on the Market Basket Measure (MBM), Manitoba exceeded its target in 2021. However, high inflation and significant increases to the cost of living in recent months have disproportionately affected those experiencing poverty. Meanwhile,

108  |  Budget 2024 – Manitoba’s Poverty Reduction Strategy

root causes of poverty, including colonization and systemic inequities continue to create barriers for some Indigenous and racialized groups to move out of poverty.

Previous engagements have produced a number of recent reports. Information from these “What We Heard” reports will be used to inform the new strategy.

An inter-departmental working group and a deputy ministers’ committee are also being created to provide content, support the project team and help build engagement and ownership of the issue of poverty across government departments.

Engagements will be held with Manitobans and other key stakeholders from across the province to listen and learn from them, the extent of the challenges in addressing poverty in Manitoba and then develop a framework to move forward.

Government will also work with community agencies to host meetings to consult with people with lived experience of poverty. And, targeted consultations will be held with key stakeholders and groups whose communities are most affected by poverty.

The engagement process is anticipated to begin in spring of 2024 with a renewed Poverty Reduction Strategy to launch in 2025.

Highlights of Key Initiatives

The new government has set out immediate priorities to address the most pressing problems affecting Manitobans living in poverty.

Responding to these urgent issues, Budget 2024 presents important initiatives in key areas that matter most to Manitobans:

•	taking steps to make life more affordable for everyone

•	making sure all Manitobans have a safe, decent place to call home
•	creating jobs and promoting labour market participation

•	investing in children and youth to break the cycle of poverty

•	economic reconciliation

•	providing vital supports to those in most need, including doubling the pre-natal benefit

•	raising the minimum wage

Making Life Affordable

As the prices of goods and services remain high, the Manitoba government recognizes the urgency of making life affordable for Manitobans, especially those who are living in poverty. In 2024/25, Manitoba is providing financial relief through urgent measures that include:

•

Gax Tax Cut: On January 1st, the Manitoba government cut the gas tax, saving Manitoban’s 14 cents per litre to help people commute to work and make Manitoba’s inflation rate the lowest in the country. Now the gas tax cut is being extended to keep gas prices as low as possible during this time of unprecedented supply chain disruption.

•

Renters Tax Credit: The Renters Tax Credit is an income tax credit available to renters to help offset their rental costs. As a first step toward fulfilling its election commitment, the government is increasing the maximum credit to $575 per year for the 2025 taxation year, with a maximum top-up for seniors increasing proportionately to $328. This will provide an estimated $8.6-million in additional credits in 2025.

•

School Tax Rebate: The School Tax is a rebate of school taxes provided to all Manitoba property owners. Homeowners will receive average rebates of approximately $800 in 2024. In 2025, the School Tax Rebate will be replaced for homeowners, with a new $1,500 Homeowners Affordability Tax Credit.

Budget 2024 – Manitoba’s Poverty Reduction Strategy  |  109

More than 80 per cent of homeowners will receive as much or more in school tax credits on their principal residence as a result of this change.

•	Free Prescription Birth Control: reducing health care costs for all Manitobans by making prescription birth control free.

•	Manitoba Student Aid: increasing Manitoba Student Aid funding by $9-million to help ensure students have an affordable pathway through post-secondary education and training to a good career.

•	Interest-Free Student Loans: an increase of $15-million will support the Interest-Free Student Loans program to ensure Manitobans who need these loans can access them at no extra cost.

Ending Chronic Homelessness

The Manitoba government is allocating $14-million in Budget 2024 to implement initiatives that are part of our plan to eliminate chronic homelessness in eight years, including:

•	the acquisition of housing to expand affordable housing options

•	$1-million to provide rent supplements to assist people exiting homelessness in finding housing

•	$1-million for a new program to assist tenants whose housing is threatened because of pests

•	$5-million for housing supports towards a Housing First model and other initiatives designed to address chronic homelessness

Building More Social and Affordable Housing

In 2024/25, Manitoba will work in partnership with the federal government to build more social and affordable rental housing, repair existing housing stock, implement subsidies for community housing units at the end of their operating agreements and provide affordability support for low-income renters in the form of rent supplements, shelter benefits and other subsidized housing.

Budget 2024 provides $116-million for capital investment in social housing, a 15 per cent increase from 2023.

A $10-million Affordable Housing Partnership Program is being established to work with the private sector, municipalities, and Indigenous governments to develop more affordable and social housing.

Additionally, $20-million is being set aside for building housing with the non-profit sector.

Government is also introducing a new Rental Housing Construction Tax Credit that includes an added incentive for affordable housing.

Black and Indigenous Manitobans can face systemic barriers that prevent them from accessing safe and affordable housing. The Manitoba government is investing in Black and Indigenous-led housing projects, such as Inuka Community Inc – the first Black-led affordable housing developer in Manitoba, and supporting the Southern Chiefs Organization’s redevelopment of the Rubin Block.

Preventing Homelessness

The Manitoba government is providing targeted housing supports for Manitobans facing specific challenges in life, who will benefit from the survivors of Gender-Based Violence Stream of the Canada-Manitoba Housing Benefit. This provides benefits to survivors (renters or homeowners) who are leaving or who have left gender-based violence situations. In addition, $1-million will be provided for the continuation of the Rent Relief Fund to minimize risk of eviction.

Protecting the Existing Housing Supply

A total of $12.4-million will be reinvested in the existing supply of social housing in Manitoba, including $4-million more toward the modernization and improvement of Manitoba Housing’s sponsor-managed portfolio,

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$4-million more toward maintenance and repair and $4.4-million to ensure that subsidized non-profit housing continues to be affordable to low-income households.

Fixing Health Care

Budget 2024 will make targeted, strategic investments to rebuild health care for all Manitobans, including primary and preventative health care which play key roles in addressing poverty. It will be easier for Manitobans to see a family doctor with the creation of new Minor Injury and Illness Clinics, as well as primary care clinics with expanded hours and a focus on preventative care and routine check-ups. Other key investments in preventative care will include wheelchair maintenance, HIV services, immunizations and services supporting regional sexually-transmitted and blood-borne infection (STBBI) initiatives.

Investing in Children and Youth

Supporting our children and youth to achieve their full potential is the key to breaking the cycle of poverty and building a prosperous Manitoba for the future. Budget 2024 highlights some important initiatives aimed at providing better life outcomes for Manitoba’s children and youth.

Universally Accessible Nutrition Program for Schools

Nutrition is key to helping all children reach their full potential. Budget 2024 has allocated a historic $30-million to establish a universally accessible nutrition program available to every public school in Manitoba.

Improving Educational Outcomes for Children

Quality early learning and education in childhood years will lead to successful adults and a better future. In 2024/25, the Manitoba government is providing a better educational foundation for children in low-income families to break the cycle of poverty through initiatives that include:

•	updating the early learning curriculum framework to integrate Indigenous perspectives and reflect current evidence-based practice

•	lowering class sizes for Manitoba’s youngest learners, with an estimated budget of $3-million

•	strengthening the K to12 curriculum with a focus on math and reading outcomes along with citizenship

•	increasing investments in the early learning and child care and K to 12 systems, ensuring child care facilities and public schools across Manitoba have stable and predictable funding that they need

•	expanding the Community Schools Program to include seven additional sites to gather and deploy community services and resources to benefit students, families and neighborhoods in need

Increasing Access to Mental Health and Substance Use Services for Youth

Manitoba has committed to expanding integrated youth services to rural and northern Manitoba. This will support access to a range of mental health and substance use services for youth, when and where they need them.

Creating Jobs and Promoting Labour Market Participation

Employment provides an effective pathway out of poverty. In Budget 2024, the Manitoba government is undertaking important actions that promote job creation and participation in the labour market to help Manitobans earn a decent income and achieve financial security.

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Increasing Affordable Child-Care Spaces

Affordable, high-quality early learning and child care supports healthy children, families and communities. Access to child care enables parents to work or pursue education, while providing their children with a safe environment and a quality learning experience.

In Budget 2024, Manitoba will begin work on more than 40 new child-care centres to be located in schools and on post-secondary education campuses, as well as supporting expansion projects with community-based child-care providers. The Manitoba government will also continue to support the growth of school-age child-care programs, targeting more than 1,500 school-age spaces in 2024/25.

Quality child care requires child-care professionals. The Manitoba government will be developing a strategy for the recruitment and retention of early childhood educators and child care assistants. This will include continued support for the post-secondary training expansion strategy, tuition supports for early childhood education students, a review of certification standards and the development of a framework for wages and benefits.

10,000 New Jobs in Skilled Trades

In 2024/25, the government is allocating more than $1-million to promote jobs in skilled trades though partnership with Skills Canada Manitoba to support youth employment, and with the Manitoba Construction Sector Council to strengthen Manitoba’s construction sector workforce including First Nations communities, newcomers, women and high school students. In addition, the government is investing in skills training through the Skills Development Program to help unemployed and under-employed Manitobans get the in-demand skills they need to address barriers to employment and succeed in the workplace. These efforts will prepare Manitobans to fill the 10,000 new jobs that will be created in the skilled trades over the next eight years.

Economic Reconciliation

Budget 2024 provides $4-million in new funding to advance Indigenous economic development initiatives, including the co-development of an Indigenous economic engagement strategy with First Nations, the Inuit and the Red River Métis.

From this important engagement work over the course of 2024/25 and beyond, the department will establish and enhance funding programs that broadly support Indigenous business owners, entrepreneurs and organizations to promote economic development and employment for Indigenous Manitobans.

The Manitoba government is working collaboratively with Indigenous Peoples to develop a meaningful economic reconciliation strategy. Some of the initiatives underway include:

•	transforming the former Kapyong Barracks into residential and commercial development of Naawi-Oodena

•	developing a real critical minerals strategy that creates good jobs and economic growth in Northern Manitoba

•

Supporting more Indigenous-led training opportunities, including investments in the Atoskiwin Training and Employment Centre on Nisichawayasihk Cree Nation and supports for Yellowquill University College as it pursues creating more accredited programming

MMIWG2S+ Strategy

Manitoba is investing $20-million to support the implementation of a new MMIWG2S+ strategy prioritizing the protection of Indigenous women, girls and Two-Spirit+ Peoples.

This funding will support programs and services that increase safety for Indigenous women, girls and 2S+ people, including 24/7 safe spaces in Winnipeg, Brandon and Thompson. It will also support Indigenous-led approaches and capacity building within community

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organizations to ensure they can implement programs that meet the needs of the community. Finally, this funding will support foundational projects like data collection, public awareness campaigns, and public engagement to enable systemic, sustained change in Manitoba.

Providing Vital Supports to Most in Need

Not everyone is equally vulnerable to poverty. Certain demographic groups are disproportionately affected by poverty and are in most need of support. Budget 2024 presents some key initiatives to help Manitobans in greatest need, including youth who are transitioning to independence, Indigenous Peoples and other equity groups, as well as newcomers and those at risk of and experiencing homelessness, gender-based violence and involvement with the justice system.

Supports for Youth in Care Transitioning to Independence

With a program budget of $1.2-million in 2024/25 for the Advancing Futures Program, the Manitoba government is providing dedicated financial assistance to youth currently or formerly in care to help address their unique challenges in accessing post-secondary training and achieving their career goals.

Additionally, the province is providing $4.7-million to extend the Support for Young Adults grants for youth aged 18 to 21, to prevent these youth from experiencing homelessness and other negative impacts due to aging out of care.

Safe Healthy Communities for All

As part of a commitment to build safe, healthy communities where children, youth and families can thrive, the Manitoba government will be launching a new community development program for Manitoba. This program will focus on revitalization and community building in high-needs neighbourhoods throughout Manitoba. Grants will support initiatives in the areas of community capacity building, community economic development, well-being and recreation, anti-racism and inclusion and housing and safety coordination supports. The program will invest in children and youth programs, including funds for community centres in areas of high poverty across Manitoba.

Opportunities for Recreation

Budget 2024 provides funding for the recreation that communities need to thrive, including facilities like the Thompson pool, the Brandon Park Community Centre, the Lorette arena and the East of the Red RecPlex. Across the province, we are investing more than $4-million more in new, annual and sustainable funding for sport and cultural organizations which address poverty by bringing the community together and providing opportunities for youth.

Rent Assist

Launched in 2015, Rent Assist is a financial benefit unique to Manitoba that has helped Manitobans access safe and affordable housing in the private rental market. In the face of increasing shelter cost, the Manitoba government is increasing funding for this important program in 2024/25 to support low-income Manitobans who are renting in private housing. This new funding will support the annual indexation of Rent Assist benefits in July 2024.

The government is increasing funding by $7.2-million for Manitobans under Rent Assist who are also receiving Employment and Income Assistance (EIA) and Manitoba Supports for Persons with Disabilities (MSPD) benefits. Funding for other Rent Assist participants who are not receiving EIA or MSPD benefits will increase by $7.8-million.

Budget 2024 – Manitoba’s Poverty Reduction Strategy  |  113

Income Assistance

Income assistance programs provide financial assistance to Manitobans who have no other means of supporting themselves, alongside other supports designed to be person-centred and tailored to the unique needs of individuals. The Manitoba government is investing an additional $6.1-million into income assistance programs in 2024/25, on top of the amounts for Rent Assist noted above.

Recognizing that persons with disabilities have special needs, the government is providing additional funding of approximately $2.7-million to Manitoba Supports for Persons with Disabilities program to support the increasing costs of basic needs of program participants due to inflation.

Supports for Gender-Based Violence Program-Funded Shelters

Shelters funded by Manitoba’s Gender-Based Violence Program provide a safe environment and essential services to Manitobans who are experiencing gender-based violence. In 2024/25, Manitoba is increasing support for these shelters by $420,000 to better support Manitobans who are escaping domestic violence.

Newcomer Supports

Newcomers contribute to our province’s economic growth and delivery of essential services to Manitobans. However, without supports from government, they may experience poverty, limiting their positive contributions to society and the provincial economy. In Budget 2024, the Manitoba government is working to support newcomers in Manitoba through important initiatives such as:

•	the Newcomer Integration Support Program, which funds settlement, employment, and community supports to facilitate and improve the social and economic integration of newcomers
•

continued support for the SEED Winnipeg Recognition Counts Program, which provides supports to skilled immigrants wishing to have their training and certification acquired outside Canada recognized so they can work in their fields of expertise

•	a continuing partnership with Manitoba Start, a non-government agency to help newcomers access settlement, language and employment supports

Supports for Youth Experiencing, or at Risk of, Justice Involvement

There is a strong link between poverty and justice involvement, creating a vicious cycle. If the youth is involved with the justice system, the negative effects could be a lifetime of poverty and a heavy burden on both the individual and society.

The Manitoba government is taking actions in Budget 2024 to provide youth at risk of justice involvement with tailored wraparound supports. Some of these initiatives include:

•	supporting the operation of a youth healing lodge in Thompson

•	supporting the Kakiskinawtahitonan program, which aims to reduce recidivism in youth aged 12 to 18 years who are currently involved in the criminal justice system with custodial orders

•

focusing on advancing youth justice priorities oriented towards rehabilitation and reintegration through the dedicated Youth Justice Branch of Manitoba Justice with an increase of $660,000 to enhance the Intensive Rehabilitation Custody and Supervision Program

•

Manitoba Justice will work in partnership with communities and organizations through the Community Mobilization Program. This program is a multi-sectoral collaborative approach to community safety and wellbeing that brings together

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social services to provide a coordinated response to individuals and families at risk. These efforts improve outcomes in the areas of mental health and addictions, education and employment, housing and family wellbeing. By connecting individuals to appropriate services, the root causes of crime are addressed, and involvement with the justice system is reduced. Through the Public Safety Strategy, an investment of $1.2-million in 2024/25 will advance program enhancements for youth, as well as include additional neighbourhoods and areas in Manitoba

Progress Indicators

Measuring the progress of the strategy is crucial to ensuring its success. The Poverty Reduction Strategy Act mandates the establishment of poverty and social inclusion indicators to measure the achievements made under the strategy.

At the heart of Manitoba’s poverty measurement is the Market Basket Measure (MBM), Canada’s official poverty measure. The MBM measures the financial capability of individuals and families to afford a basket of goods and services to meet their basic needs and achieve a modest standard of living. Individuals and families whose disposable incomes are below the cost of this basket are deemed to be living in poverty.

We know that poverty is complex and intertwined with many social issues that cannot be measured solely based on the MBM. In 2024/25, the Manitoba government will be strengthening the strategy by reviewing the 13 poverty indicators of the current strategy through extensive consultations with communities, organizations, people with lived experience, government and other external stakeholders as part of the strategy renewal process. This will inform the development of a measurement framework which is an integral part of the new poverty reduction strategy. This work will be led and championed by the re-established Poverty Reduction Committee of Cabinet.

Budget 2024 – Manitoba’s Poverty Reduction Strategy  |  115

Fiscal Summary of Measures

	2024/25	Full Year

	millions of dollars	millions of dollars
School Tax Measures
Reform of school tax-related credits and rebates	36.8	148.4

Personal Measures
Basic Personal Amount – income tested	3.5	14.0
Renters Tax Credit – increased	-2.2	-8.6
Fertility Treatment Tax Credit – increased and enhanced	-1.3	-1.3
	0.0	4.1

Retail Sales Tax Measures
Sales tax registration threshold – increased	-2.0	-2.0
Sales tax commissions – eliminated	2.3	2.5
	0.3	0.5

Health Measure
Vaping Tax – introduced	1.3	5.6

Business Measures
Rental Housing Construction Tax Credit – introduced	-8.3	-36.9
Data Processing Investment Tax Credits – eliminated	-*	0.1
	-8.3	-36.8

Fuel Tax Measure
Gas Tax Cut – extended	-85.2

Tax Credit Extension
Cultural Industries Printing Tax Credit – extended	-	-
Total Fiscal Impact	-55.1	121.8

*less than 0.1 million

A negative amount reflects tax savings for Manitobans.

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School Tax Measures

Reform of Credits and Rebates

2024/25 fiscal impact: $36.8-million

The Manitoba Government recognizes that the current system of school tax-related credits and rebates is overly complex and is not sufficiently targeted to those who need it most. Those with the highest value residential homes are the largest beneficiaries and receive the highest dollar value rebates.

As the 2024 property tax year has already started, Manitoba will maintain the existing School Tax Rebate at the current levels in 2024. However, these rebates will be provided directly on the property tax notice instead of mailing out cheques as in previous years.

For the 2025 tax year, the School Tax Rebate and Education Property Tax Credit will be replaced with a new Homeowners Affordability Tax Credit of up to $1,500 on principal residences. This is a significant enhancement to the current Education Property Tax Credit, which will provide greater relief for most households than the current model, and effectively eliminate education property taxes for homes with assessed values of approximately $285,000 and below. In addition, school tax-related credits for seniors are being simplified. The Education Property Tax Credit seniors top-up and School Tax Credit are being eliminated while the Seniors School Tax Rebate is maintained. Overall, the changes will result in the same or greater total credits for most seniors in 2025 compared to 2024.

The School Tax Rebate for farm properties is maintained at 50 per cent as part of the government’s commitment to supporting producers and their families.

The school tax rebate for all other commercial properties is removed in anticipation of the introduction of a new education funding model that will support our education system and small businesses.

These program reforms will better target credits and rebates to those most in need. With the $1,500 Homeowners Affordability Tax Credit:

•	Homeowners with gross school tax bills of $1,500 or less will have their school taxes fully offset.

•	Homeowners with gross school tax bills of $2,300 or less, representing over 80 per cent of Manitoba homeowners, will be better off or unchanged compared to 2024.

For more information, please visit: Location A, page 128

			2024	2025

Home Value	Gross School Tax	Percent of Properties Below School Tax Amount	50% School Tax Rebate + $350 Education Property Tax Credit	$1,500 Homeowners Tax Credit	Change
$250,000	$1,316	34.5%	$1,008	$1,316	$308
$350,000	$1,843	65.6%	$1,271	$1,500	$229
$437,000	$2,301	83.9%	$1,500	$1,500	$0
$850,000	$4,475	99.2%	$2,588	$1,500	-$1,088

Note – Home values/school tax amounts are based on the 2023 average school division special levy mill rate of 11.7. Actual mill rates may differ in 2024 and 2025 and across school divisions.

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Personal Measures

Basic Personal Amount

2024/25 fiscal impact: $3.5-million

The Basic Personal Amount (BPA) is a non-refundable tax credit Manitoba residents claim on their personal income tax return. The BPA has been indexed since 2017 and will total $15,780 for 2024 and is currently projected at $16,206 for 2025. The value of the credit (i.e., the reduction in tax liability) is the BPA multiplied by the lowest Manitoba tax bracket rate of 10.8 per cent.

Beginning with the 2025 tax year, Manitoba will phase out the BPA over a net income range of $200,000 to $400,000.

For more information, please visit: Location A, page 128

Renters Tax Credit

2024/25 fiscal impact: -$2.2-million

Until 2020, renters in Manitoba received a tax credit of up to $700 a year and low-income seniors who rented received a top-up of up to $400. In 2021, the renters credit was reduced to $525 and the seniors top-up was reduced to $300.

For tax year 2025, an increased Renters Tax Credit of up to $575 will be provided, and the seniors top-up will be increased to a maximum $328. Both amounts will be increased each year of the current mandate.

The following table shows the maximum credit available for renters in 2024 versus 2025.

2024	2025
Renters Tax Credit (+ seniors top-up)	Renters Tax Credit (+ seniors top-up)

max $525 (+ up to $300)	max $575 (+ up to $328)

For more information, please visit: Location A, page 128

Fertility Treatment Tax Credit

2024/25 fiscal impact: -$1.3-million

The Fertility Treatment Tax Credit is a refundable personal income tax credit equal to 40 per cent of fertility treatment fees paid to a Manitoba licensed medical practitioner or fertility treatment clinic, and for related prescription drugs, net of any reimbursements such as private health care coverage. There is no limit on the number of treatments eligible Manitobans can claim. However, only $20,000 can be claimed in eligible annual costs for a maximum annual credit of $8,000 (40 per cent of $20,000).

For the 2024 tax year, the maximum annual eligible expense amount under the Fertility Treatment Tax Credit is doubled from $20,000 to $40,000, which doubles the available annual credit amount from $8,000 to $16,000. This improves benefits under the program for those facing greater fertility treatment costs.

This enhancement aligns with recent federal changes to eligibility for the medical expense tax credit.

For more information, please visit: Location A, page 128

Retail Sales Tax Measures

Sales Tax Registration Threshold

2024/25 fiscal impact: -$2.0-million

Effective January 1, 2024, the sales tax registration threshold will be increased for taxable sales from $10,000 to $30,000, consistent with the federal government’s $30,000 GST/HST registration threshold.

Manitoba’s sales tax registration threshold of $10,000 was introduced in 2007, with businesses under the threshold not required to register and collect sales tax in Manitoba.

This increase will reduce red tape and administration for an estimated 3,300 small businesses with taxable sales between $10,000 and $30,000.

For more information, please visit: Location C, page 128

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Sales Tax Commissions

2024/25 fiscal impact: $2.3-million

In Manitoba, businesses that report less than $3,000 in sales tax in a filing period are eligible for a commission that was designed to help small businesses with administrative costs to file paper-based sales tax returns.

With the increase in the sales tax registration threshold and electronic filing, the administrative costs for small businesses to file and report the amount of sales tax collected have significantly decreased.

Sales tax commissions will be eliminated for any filing period ending after April 2024.

For more information, please visit: Location C, page 128

Health Measure

Vaping Tax

2024/25 fiscal impact: $1.3-million

Manitoba will sign a Coordinated Vaping Product Taxation Agreement with the federal government. The federal government implemented an excise duty on vaping products effective October 1, 2022, and invited provinces and territories to sign an agreement under which an additional duty equal to the federal rate would apply, with resulting total revenues shared equally between the federal government and provinces and territories. The federal government administers the collection of the duty at no cost to provinces and territories.

The federal excise duty applies to vaping substances produced in, or imported into, Canada and intended for use in a vaping device in Canada. The base duty amount (pre-doubling) is:

•	$1.00 per 2 mL for containers with less than 10 mL of vaping liquid
•	$5.00 for the first 10 mL + $1.00 for every additional 10 mL or fraction thereof for containers with more than 10 mL

The new, doubled rates are anticipated to begin applying in Manitoba on January 1, 2025.

For more information, please visit: Location C, page 128

Business Measures

Rental Housing Construction Tax Credit

2024/25 fiscal impact: -$8.3-million

A new Rental Housing Construction Tax Credit will be introduced effective for the 2024 tax year. This credit will kickstart construction of rental units in the province, including supporting the addition of affordable rental units.

The tax credit will provide $8,500 for the construction of new market-rate rental units and $13,500 for units classified and maintained as affordable units for a period of least 10 years. Construction must commence on or after January 1, 2024, to be eligible for the tax credit. The Rental Housing Construction Tax Credit will be fully refundable to non-profit organizations. For other businesses, $8,500 will be fully refundable on all units, with an additional $5,000 non-refundable credit available over 10 years for affordable units.

For more information, please visit: Location D, page 128

Data Processing Investment Tax Credits

2024/25 fiscal impact: less than $0.1-million

For the 2025 tax year, the Data Processing Investment Tax Credits will be eliminated. This refundable credit for eligible data processing centre corporations offset some of the cost of data processing buildings and property.

For more information, please contact Location A, page 128

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Gas Tax Measure

Gas Tax Cut Extension

2024/2025 Fiscal Impact: -$85.2-million

The gas tax cut implemented on January 1, 2024 is extended by three months to September 30, 2024.

The gas tax rate will continue to be zero cents per litre on gasoline, diesel and marked gasoline. Marked diesel continues to be tax exempt.

The average family with one vehicle is estimated to save $187.50 over the nine months of the gas tax cut. A family with two vehicles is estimated to save $375.

For more information, please visit: Location C, page 128

Tax Credit Extension

Cultural Industries Printing Tax Credit

2024/25 fiscal impact: nil

The Cultural Industries Printing Tax Credit, scheduled to expire on December 31, 2024, is extended for one year to December 31, 2025. This tax credit provides Manitoba’s printing industry with a 35 per cent refundable credit on salary and wages paid to Manitoba employees.

For more information, please contact Location E, page 128

Administrative Tax Measures

Homeowners Affordability Tax Credit and

Renters Tax Credit for Mobile Homeowners

Mobile homeowners’ eligibility for these two credits is clarified to stipulate that 50 per cent of mobile homeowners’ license fees and 10 per cent of land rental payments are eligible for the Education Property Tax Credit in 2024, and that mobile homeowners are ineligible for the Renters Tax Credit.

Qualified Disability Trusts

A recovery tax is established to retroactively negate the preferential treatment in the case of trust funds not going to the intended qualified beneficiary.

Land Transfer Tax Administrative Penalties

Changes are made to allow for the issuance of administrative penalties in certain cases of non-compliance, such as where an inaccurate fair market value is provided when seeking to register a transfer of land.

Interactive Digital Media Tax Credit

Changes are made to clarify that expenses incurred in relation to eligible projects are claimed in the taxation year in which those costs were incurred. A sub-category of qualifying corporations under the Credit specifically for Manitoba video game companies is established. Qualifying corporations in the new sub-category would be exempt from having to apply for a Certificate of Eligibility (pre-approval) prior to project work commencement. This will serve to streamline the program, reduce red tape, and ease the administrative burden for eligible companies.

Retail Sales Tax

The following technical clarifications will be implemented:

•	Clarifying that interior window coverings remain tangible goods and do not become part of real property.

•	Enabling businesses that sell electricity through electric vehicle chargers to not have to collect sales tax if the business has paid the sales tax on the electricity.

•	Eliminating the restriction for sales tax refunds on vehicles bought in Manitoba and subsequently sold out-of-province within six months of each other.

Budget 2024 – Tax and Fee Measures  |  121

•	Clarifying the sales tax refund for vehicle appraisals to ensure consistency by specifying that the purchase price is to be used when appraisal values are lower than the purchase price.

Provincially Administered Tax Audit Periods

The tax audit periods will be codified to a maximum of six-years from date of notification, but the six-year statutory limitation period will not apply when taxes have been collected but not remitted or where a person made a misrepresentation attributable to neglect, carelessness or willful default. A Notice of Assessment will also be required to be issued at the completion of all tax audits.

Tax Clearance Certificate Fee and Advance Ruling Fee

Effective May 1, 2024, the $50 tax clearance certificate fee is eliminated. This measure will benefit approximately 600 businesses that apply for a tax clearance annually and is consistent with most Canadian jurisdictions.

In addition, the Advance Ruling Fee is also eliminated as of May 1, 2024, for provincially administered tax statutes. An advance ruling can be requested by a taxpayer if their business transaction is deemed to be done as part of a tax avoidance transaction. The fee was $300 plus $60 per hour if the ruling exceeded five hours to prepare.

Forfeiture of Unmarked Tobacco

Unmarked tobacco that is discovered during a search of a building, vehicle or container done under a warrant will be seized and forfeited to the Crown.

Repealing the Succession Duty Act

The Succession Duty Act, which applied a tax on the estate of persons who died between 1971 and 1977, is no longer applicable and will be repealed.

Oil and Gas Production Tax Record Keeping Requirements

The four-year record keeping requirement for operators under the Act is changed to six years to align with the tax record retention period of the Canada Revenue Agency.

For more information, please contact Location B, page 128

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Contacts for Further Information

A) Manitoba Tax Assistance Office

Manitoba Finance

Telephone 204-948-2115

Toll-free 1-800-782-0771

e-mail: tao@gov.mb.ca

B) Economic Programs Branch

Manitoba Economic Development,

Investment, Trade and Natural Resources

Telephone 204-945-2700

e-mail: EcDevPrograms@gov.mb.ca

C) Tax Information Branch

Manitoba Finance

Telephone 204-945-5603

Toll-free 1-800-782-0318

e-mail: mbtax@gov.mb.ca

D) Housing and Delivery Branch

Manitoba Housing, Addictions and Homelessness

Telephone: (204) 945-4663

Toll-Free: 1-800-661-4663

Email: housingprograms@gov.mb.ca

E) Strategic Policy Branch

Manitoba Sport, Culture, Heritage and Tourism

Telephone: 204-945-0216

e-mail: strategic.policy@gov.mb.ca

For further information on government programs, please contact Manitoba Government Inquiry by calling 204-945-3744 in Winnipeg or toll-free 1-866-626-4862, or by e-mail at mgi@gov.mb.ca.

Budget 2024 – Tax and Fee Measures  |  123

Interprovincial Comparison of 2024 Tax Rates

	CAN	BC	AB	SK	MB	ON	QC	NB	NS	PE	NL
Personal Income Tax
Basic Personal Amount ($)	15,705A	12,580	21,885	18,491	15,780	12,399	18,056	13,044	11,481B	13,500	10,818
Top Rate (%)	33.00	20.50	15.00	14.50	17.40	20.53C	25.75	19.50	21.00	18.75	21.80
Health Care Premiums ($)						900.00
Health and Post Secondary Education Tax Levy		1.95D			2.15E	1.95F	4.26G				2.00H
Corporation Income Tax (%)
Small	9.00	2.00	2.00	1.00I	0.00	3.20	3.20	2.50	2.50	1.00	3.00
Large	15.00	12.00	8.00	12.00	12.00	11.50	11.50	14.00	14.00	16.00	15.00
Small business limit ($000)	500	500	500	600	500	500	500	500	500	500	500
Capital Tax on Banks (%)	1.25	-	-	4.00	6.00	-	-	5.00	4.00	5.00	6.00
Sales Tax (%)	5.00	7.00	-	6.00	7.00	8.00	9.98	10.00	10.00	10.00	10.00
Tobacco Tax (¢ per cigarette)	16.58	32.50	30.00	29.00	30.00	18.48	19.99	25.52	29.52	29.52	32.50
Fuel Tax
Gasoline (¢/L)	10.00	14.50	13.00J	15.00	0.00L	9.0K	19.20	10.87	15.50	8.47	7.5M
Diesel (¢/L)	4.00	15.00	13.00J	15.00	0.00L	9.0K	20.20	15.45	15.40	14.15	9.5M

As of March 22, 2024

A

The Federal BPA is increased from $14,156 to $15,705 for taxpayers with a net income of $173,205 or less. For incomes above this threshold, the additional amount of $1,549 is reduced until it becomes zero at a net income of $246,752.

B	Nova Scotia’s BPA is reduced by 6% of taxable income in excess of $25,000 and under $75,000. It is $8,481 for persons with taxable income $75,000 and over.
C	Includes Surtax
D

Employers with BC remuneration of $1 million or less don’t pay employer health tax. Between $1-million and $1.5 million pay the reduced tax amount of 5.85%. Employers with more than $1.5 million pay the tax on their total BC remuneration at 1.95%.

E

Manitoba employers with total remuneration in a year of $2.25 million or less are exempted. MB employers with up to $4.5 million of remuneration pay 4.3% on the amount in excess of $2.25 million. Employers with more than $4.5 million pay the tax on their total MB remuneration at 2.15%.

F

The Ontario Employer Health Tax rates vary from 0.98% on payroll less than $200,000, up to 1.95% for payroll in excess of $400,000 before deducting the $1.0 million exemption. There is no exemption for employers who have annual payroll greater than $5.0 million.

G

The Quebec Health Services Fund contribution rates vary from 1.25% to 4.26% dependent upon sector and total payroll. Employers, other than a public-sector employer, with total payroll less than $7.2 million are eligible for the reduced contribution rates.

H	The Newfoundland and Labrador Health and Post Secondary Education Tax, at a rate of 2%, is payable by employers whose annual remuneration exceeds $2.0-million.
I

Saskatchewan temporarily reduced its small-business rate from 2.00% to nil, effective for the period commencing October 1, 2020 and ending on June 30, 2023. The small-business rate was increased to 1.00% effective July 1, 2023 and will return to a rate of 2.00% on July 1, 2024.

J

Effective January 1, 2022, Alberta starting adjusting their fuel tax rate quarterly based on the average price of West Texas Intermediate (“WTI”). If WTI is below $80 USD, the full 13 cents per litre rate applies. If WTI is between $80 USD and $84.99 USD the tax rate is 9 cents per litre. If WTI is between $85 USD and $89.99 USD, the tax rate is 4.5 cents per litre. If the WTI is $90 USD or higher the tax rate is Nil. The rate returns to 13 cents per litre effective April 1, 2024.

K

Effective July 1, 2022 until June 30, 2024 the Ontario tax rate for gasoline and diesel will be reduced to 9 cents per litre. The full tax rate is 14.7 cents per litre for gasoline and 14.3 cents per litre for diesel.

L	Effective January 1, 2024 to September 30, 2024, the 14.0 cents per litre Manitoba fuel tax rate on gasoline and diesel is reduced to 0 cents per litre.
M

Effective June 2, 2022 to March 31, 2025, the Newfoundland and Labrador fuel tax rate on gasoline is reduced from 14.5 cents per litre to 7.5 cents per litre and the fuel tax rate on diesel is reduced from 16.5 cents per litre to 9.5 cents per litre.

124  |  Budget 2024 – Tax and Fee Measures